===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                   ---------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               November 26, 2002

                                   ---------

                   Telecom Argentina STET-France Telecom S.A.
             (Exact name of registrant as specified in its charter)

                   Telecom Argentina STET-France Telecom S.A.
                (Translation of registrant's name into English)


                      Alicia Moreau de Justo, No. 50, 1107
                            Buenos Aires, Argentina
                    (Address of principal executive office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F  X                       Form 40-F
                         ---                                ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                  Commission pursuant to Rule 12g3-2(b) under
                        the Securities Exchange Act of
                                     1934:

                     Yes                          No  X
                         ---                         ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                       ---

                   Telecom Argentina STET-France Telecom S.A.
                               TABLE OF CONTENTS

                                                                     Sequential
Item                                                                 Page Number
----                                                                 -----------

 1.    Telecom Argentina announces consolidated financial statements
       at September 30, 2002 and 2001 (Unaudited)...................      3

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Telecom Argentina STET-France Telecom S.A.


Date: November 26, 2002               By: /s/ Christian Chauvin
                                         ---------------------------------------
                                         Name:  Christian Chauvin
                                         Title: Vice-President

                                                                         ITEM 1



TELECOM ARGENTINA STET-FRANCE TELECOM S.A.












CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2002 (Unaudited)

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.



CONSOLIDATED FINANCIAL STATEMENTS AT
SEPTEMBER 30, 2002 AND 2001 (Unaudited)







INDEX


Summary information on the consolidated financial statements at September 30, 2002
Consolidated Financial Statements
   Consolidated balance sheets (Unaudited)
   Consolidated statements of income (Unaudited)
   Consolidated statements of changes in shareholders' equity (Unaudited) Consolidated statements of cash flows (Unaudited)
   Notes to the Consolidated Financial Statements (Unaudited)
   Exhibits A to I
Limited review report
Corporate information





$   : Argentine peso
US$ : U.S. dollar
$3.74 = US$1

        SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT
                               SEPTEMBER 30, 2002
  (Amounts in millions of Argentine constant pesos or as expressly indicated)

Telecom Argentina reached a consolidated net loss of 4,154 for the nine-month period of fiscal year 2002, ended September 30, 2002. Comparatively, consolidated net income for the nine-month period ended September 30, 2001, was 142.

Gross profit (loss), EBITDA, operating profit (loss) and net income (loss) for the nine-month period of fiscal year 2002 represented 31%, 48%, (6%) and (140%) of net sales, respectively; compared with 50%, 42%, 15% and 3%, respectively, for the similar period of fiscal year 2001.

The main factors contributing to the decline in margins were: a) the current macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso plus the inability of the Company to increase regulated tariffs after the "pesification" of such tariffs at the rate of US$1=$1 enforced by the Argentine Government, b) the effects of the inflation adjustment described below and c) the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services), and the declines in both traffic and average revenue per user in the cellular business. All of these factors have affected revenues of the Company.

The Company has accounted for the effects of inflation adjustment adopted by Resolution No. 415/02 of the National Securities Commission ("CNV") for fiscal years beginning January 1, 2002. The Resolution stated that the figures corresponding to previous fiscal years should be considered in constant pesos of December 31, 2001. Therefore, the Company has restated the figures corresponding to September 30, 2001, presented herein for comparative purposes, using an adjustment factor of 2.212 which represents the wholesale rate of inflation during the first nine months of 2002. Accordingly, the figures corresponding to the nine-month period ended September 30, 2002 include the effects of the adoption of inflationary accounting.

Moreover, the Company is providing additional information for a better comprehension of the business including figures that have not been adjusted by inflation and which were used as the base for the information presented in constant pesos. This information, that is not required by Argentine GAAP, is disclosed in Note 18 "Relevant Additional Data" of these consolidated financial statements.

                                                  ---------------------------
     Nine month periods ended September 30,            2002            2001
                                                  ---------------------------
     Net sales                                         2,961           5,116
     Cost of services provided                        (2,049)         (2,553)
                                                  ---------------------------
     Gross profit                                        912           2,563
     Administrative expenses                            (231)           (429)
     Sales expenses                                     (859)         (1,356)
                                                  ---------------------------
     Operating profit (loss)                            (178)            778
     Equity losses from related companies                (28)            (18)


                                       I

     Financial and holding results                    (5,840)           (367)
     Other expenses, net                                (115)           (110)
     Unusual losses                                        -             (24)
                                                  ---------------------------
     Net income (loss) before income tax and
       minority interest                              (6,161)            259
     Income tax                                        2,003            (117)
     Minority interest                                     4               -
                                                  ---------------------------
     Net income (loss)                                (4,154)            142
                                                  ===========================
     Earnings per share (in pesos)                     (4.22)           0.14
                                                  ===========================


                                      II

1.   Company activities

o    Consolidated net revenues

Consolidated net revenues for the nine-month period of fiscal year 2002 totaled 2,961, a decrease of 2,155 or 42%, compared with 5,116 for the same period of fiscal year 2001 as a result of the inflation adjustment of the figures as of September 30, 2001 and the rates that were frozen after the "pesification" enforced by the Government. Non-adjusted by inflation revenues for the period would have reached 2,209, a decrease of 104 or 4% mainly as a consequence of the "pesification" and freeze of regulated rates and to lower traffic.

In the basic telephony business, the main component of revenues, measured service, decreased by 549 or 41% to 789 during the nine-month period of fiscal year 2002 as compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decreased of 30 or 5% reaching 575. The decrease was evidenced both in local and domestic long distance traffic as the rates were frozen after the "pesification" enforced by the Government and the deterioration of the macroeconomic conditions in the country that had a negative impact on consumption patterns.

Total traffic volume measured in minutes decreased by 7% for the nine-month period of fiscal year 2002 when compared to the same period of fiscal year 2001. Furthermore, urban traffic measured in minutes decreased by 7% and DLD traffic decreased by 6% when compared to the same period of fiscal year 2001.

Monthly basic charges decreased by 400 r 43%, to 522 for the nine- months period of fiscal year 2002 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decrease of 44 or 11% reaching 373 mainly due to the fact that rates were frozen after the "pesification" enforced by the Government and to a lower average number of lines in service of approximately 353,000 lines.

Revenues from supplementary services decreased by 94 or 49% to 98 for nine-month period of fiscal year 2002 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decrease of 17 or 20% reaching 70 mainly due to the fact that rates were frozen after the "pesification" enforced by the Government and to a lower number of subscribers of these services.

Installation fees paid by new customers decreased by 24 or 60% to 16 for the nine-month period of fiscal year 2002 as compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decrease of 6 or 33% reaching 12 largely due to a lower number of lines connected (approximately 104,000 lines connected in 2002 as compared to 249,000 lines connected during the same period in 2001)


                                      III
partially compensated by a higher average installation price ($116 to $67 per line, denominated in current pesos).

Revenues from public telephony decreased by 139 or 48% to 151, during the nine-month period of fiscal year 2002 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decrease of 21 or 16% reaching 110. The decrease was a consequence of the rates frozen after the "pesification" enforced by the Government, the lower traffic generated by public telephony telecommunication centers ("Telecentros") and the lower revenues received from public payphones and telephone cards.

Revenues generated by fixed interconnection services during the nine-month period of fiscal year 2002 decreased by 29 or 21% to 108. Non-adjusted figures would have shown an increase of 18 or 29% reaching 80. Meanwhile, during the same period revenues generated by interconnection services provided to cellular operators decreased by 1 or 3% to 34. Non-adjusted figures would have shown an increase of 9 or 56% reaching 25.


                                      IV

Regarding the international telephony business, during the nine-month period of fiscal year 2002 revenues decreased by 82 or 41% to 119 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown an increase of 1 or 1% reaching 92 mainly due to the revenues generated by Telecom USA partially offset by the frozen rates, lower outgoing traffic of approximately 8% and a negative balance with the international carriers.

The revenues generated by the cellular business during the nine-month period of fiscal year 2002 ended September 30, 2002, decreased by 584 or 42% to 821 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown an increase of 9 or 1% reaching 644. Non-adjusted revenues of Telecom Personal in Argentina would have decreased by 97 or 16% to 492 when compared to the same period of fiscal year 2001. The decrease was due to a lower number of subscribers (approximately 2% or 42,000 fewer lines), lower levels of traffic and lower sales of handsets. Furthermore, the average revenue per user decreased by 11% (to $24 per customer per month as of September 30, 2002, denominated in current pesos). The customer base reached as of September 30, 2002, approximately 819,000, 1,272,000 and 61,000 subscribers for the Multiple Area of Buenos Aires (AMBA), Northern and Southern regions, respectively. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,152,000.

Nucleo, the subsidiary that provides cellular and PCS services in Paraguay, generated 152 in revenues during nine-month period of fiscal year 2002 which are consolidated into the revenues of Telecom Personal. This represented an increase of 50 or 49%, as compared to the same period of fiscal year 2001. Non-adjusted figures would have shown an increase of 106 or 230% reaching 152. The increase can be mainly attributed to exchange differences and the increase in the customer base. As of September 30, 2002, Nucleo had approximately 546,000 cellular and PCS customers, an increase of approximately 68,000 customers, or 14%, as compared to September 30, 2001.

Revenues generated by the data transmission business totaled 262, representing a decrease of 145 or 36%. Non-adjusted figures would have shown an increase of 13 or 7% reaching 197, as a consequence of higher revenues generated by the ground networks and international connectivity. Additionally, monthly charges and Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers that use the special prefix 0610 and local numbers with 4004 numbering or similar. As of September 30, 2002 Internet minutes represented 31% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues decreased by 14 or 20% to 57 during the nine-month period of fiscal year 2002. Non-adjusted figures would have shown an increase of 10 or 31% reaching 42 mainly


                                       V
due to the increase in ADSL fees and Internet traffic. As of September 30, 2002, the number of subscribers to high-speed Internet access services (ADSL) reached approximately 28,000. Furthermore, Internet dial-up customers reached approximately 148,000.

In the directories edition business, revenues from the subsidiary Publicom decreased by 80. Non-adjusted figures would have decreased by 34 or 87% reaching 5 due to the delay in the publication of directories and lower revenues from advertising.


                                      VI

-------------------------------------------------------------------------------------------------------
Nine month periods ended September 30,                                         2002          2001
-------------------------------------------------------------------------------------------------------
National basic telephone service
  Local measured service                                                             435           714
  DLD measured service                                                               354           624
  Monthly basic charges                                                              522           922
  Supplementary services (monthly charges)                                            98           192
  Installation fees                                                                   16            40
  Public telephones                                                                  151           290
  Interconnection fixed                                                              108           137
  Interconnection cellular                                                            34            35
  Lease of lines and circuits fixed                                                   15            40
  Lease of lines and circuits cellular                                                19            29
  Others                                                                              46           104
  Turnover tax                                                                       (59)         (104)
                                                                           ----------------------------
                                    Total National basic telephone service         1,739         3,023
                                                                           ----------------------------

International telephone service
   Outgoing revenues                                                                 124           194
   Settlement revenues (net)                                                          (5)            7
   Turnover tax                                                                       (2)           (6)
                                                                           ----------------------------
                                     Total International telephone service           117           195
                                                                           ----------------------------

Data transmission
   Terrestrial network                                                                75           113
   Lease of data circuits                                                             24            60
   Monthly charges and Internet traffic                                               93           135
   International connectivity                                                         50            60
   Others                                                                             20            39
   Turnover tax                                                                       (8)          (13)
                                                                           ----------------------------
                                                   Total Data transmission           254           394
                                                                           ----------------------------

Internet
   Internet monthly fee                                                               44            49
   Internet traffic                                                                   13            22
   Turnover tax                                                                       (2)           (2)
                                                                           ----------------------------
                                                            Total Internet            55            69
                                                                           ----------------------------

Cellular telephony
o Personal
  Monthly fee and measured service                                                   240           520
  Pre-paid card                                                                      108           177
  Calling Party Pays                                                                 222           409
  Others                                                                              99           197
  Turnover tax                                                                      (30)          (54)
                                                                           ----------------------------
                                                                                     639         1,249
                                                                           ----------------------------
Nucleo
  Monthly fee and measured service                                                    44            29
  Pre-paid card                                                                       24            15
  Calling Party Pays                                                                  70            53
  Others                                                                              14             5
                                                                           ----------------------------
                                                                                     152           102
                                                                           ----------------------------
                                                  Total cellular telephony           791         1,351
                                                                           ----------------------------

                                                 Total directories edition             5            84
                                                                           ----------------------------
    Total net sales in constant pesos                                              2,961         5,116
                                                                           ============================


                                      VII

o    Operating costs

The cost of services provided, administrative expenses, and selling expenses for the nine- month period of fiscal year 2002 ended September 30, 2002 decreased by 1,199 or 28% to 3,139 when compared to the same period of fiscal year 2001 mainly as a result of the adjustment by inflation of figures as of September 30, 2001.

Salaries and social security contributions decreased by 395 or 45% to 474 for the nine-month period, ended September 30, 2002. Non-adjusted figures would have shown a decrease of 42 or 11% to 351 primarily due to the reduction in salaries of unionized and non-unionized employees, which was part of the cost reduction plan launched during the previous fiscal year. Additionally, a reduction in headcount at Telecom Personal and Publicom was registered. These decreases were partially offset by the increased headcount in the basic telephony activity reflecting the migration of call centers and 110 information system workers from Publicom to Telecom Argentina. Additionally, certain functions were centralized in Telecom Argentina.


                                     VIII

Expenses related to taxes decreased by 28 or 20% to 114 for the nine- month period of fiscal year 2002. Non-adjusted figures would have increased taxes by 4 or 5% reaching 84 as a result of re-classification of the tax on Bank Debits and Credits.

Materials and supplies charges decreased by 138 million or 49% to 141 million for the nine-month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of 24 or 19% reaching 102 mainly due to lower expenses associated with fewer new lines installed and to lower maintenance of the basic telephony network. Furthermore, a recovery in material from third parties was registered. These effects were partially offset by higher costs for hardware maintenance and higher provisions made for scrap materials.

Bad debt expenses decreased by 138 or 41% to 198 for the nine- month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of 19 or 13% reaching 133. The decrease was evident in the residential segment of the fixed telephony business, as the level of overdue accounts has decreased compared with the same period of fiscal year 2001.

Interconnection costs decreased by 46 or 29% to 113 for the nine- month period of fiscal year 2002. Non-adjusted figures would have shown an increase of 11 or 15% reaching 83 mostly as a result of higher charges paid for local, national and international long distance accesses and circuits rentals.

Service fees decreased by 71 or 44%, to 90 for the nine-month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of 4 or 5% reaching 69 principally due to lower fees related to commercial, technical and other services as part of the cost control actions taken by the Telecom Group since the beginning of last year. Additionally, fees paid to the data base manager and agents related to the pre-subscription process also decreased.

Management fees decreased by 184 or 89%, to 22 for the nine-month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of 80 or 86% reaching 13 as a result of a temporary decrease in the management fee from 3% of net revenues to 1.25% for the period comprised between October 1(0), 2001 and March 31, 2002. Furthermore, the Company and the Operators have agreed to suspend certain provisions of both parties of the management contract, from April 1, 2002, whereby the payment and the accrued of the management fee has been suspended.

Costs related to advertising decreased by 111 or 82% to 24 for the nine-month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of 44 or 72% reaching 17 mainly due to lower expenses related to media advertising and promotional campaigns resulting from the cost control actions taken by the Company.

Cost of cellular handsets decreased by 74 or 86% to 12 for the nine- month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of 30 or 77% reaching 9 mainly due to the lower number of cellular handsets sold.


                                      IX

Commissions paid to cellular vendors decreased by 62 or 76% to 20 for the nine-month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of 19 or 51% reaching 18 as consequence of the lower number of new subscribers incorporated during the period, deductions related to early disconnections, and to a lower average commission paid per new cellular customer.

Other expenses decreased by 125 or 32% for the nine- month period of fiscal year 2002. Non-adjusted figures would have shown an increase of 35 or 21% reaching 200 manly due to higher expenses related to satellite capacity rentals. Additionally, expenses related to sales commissions for pre-subscription and call centers in the basic telephony business decreased as these tasks are now performed internally by Telecom Argentina.

Fixed asset depreciation increased by 221 or 17%, to 1,488 during the nine-month period of fiscal year 2002. The increase is related to the incorporation of new assets into cellular and data transmission activities during last fiscal year and the effects of capitalized foreign currency exchange differences originated by debt.


                                       X

Finally, amortization of intangible assets increased by 10 or 9% to 116 for the nine-month period of fiscal year 2002, due to higher amortization charges at Nucleo as a consequence of the currency conversion.

     -------------------------------------------------------------------
     Nine month periods ended September 30,        2002            2001
     -------------------------------------------------------------------
     Wages and social benefits                      474             869
     Taxes                                           79             142
     Taxes on bank debits and credits                35               -
     Materials and supplies                         141             279
     Transport and freight                           31              69
     Bad debts expense                              198             336
     Interconnection costs                          113             159
     Lease of circuits                               33              53
     Fees for debt restructuring process             15               -
     Fees and counsel services                       13              22
     Repayment for services                          62             139
     Management fees                                 22             206
     Advertising                                     24             135
     Cost of cellular handsets                       12              86
     Agent commissions                               20              82
     Other                                          263             388
                                                ------------------------
       Subtotal                                   1,535           2,965
     Depreciation of fixed assets                 1,488           1,267
     Amortization of intangibles assets             116             106
                                                ------------------------
     Operating costs                              3,139           4,338
                                                ========================

o    Financial and holding results

The loss resulting from financial and holding results increased by 5,473 to 5,840 for the nine-month period of fiscal year 2002 as compared to the loss of 367 in the same period of fiscal year 2001. This increase can be largely attributed to a loss of 4,487 from currency exchange differences from the Peso devaluation which affected the Company's net foreign currency monetary position which was only partially offset by the higher capitalized foreign currency exchange differences by debt for fixed assets acquisitions of 840. Furthermore, the interest on foreign currency liabilities increased by 194 due to the continuing deterioration of the value of the peso. Lastly, a loss of 1,269 was registered for the inflation effect on monetary assets and liabilities.

o    Other expenses, net

Increased by 5 or 5% to 115 for the nine-month period of fiscal year 2002 compared with similar period of fiscal year 2001. The increase was mainly due to higher reserves for lawsuits and contingencies and the write-off of cellular handsets leased without charge.

o    Statements of cash flow

Cash flow from operating activities for the nine-month period of fiscal year 2002 decreased by 480 when compared to the similar period of fiscal year 2001.

Cash flow used for investing activities for the nine-month period of fiscal year 2002 decreased by 815 as compared to 2001 as a result of the adjustment by inflation of the


                                      XI
figures as of September 30, 2001 and lower incorporation of fixed and intangibles assets.

Cash flow used for financing activities decreased by 194 for the period as a result of the adjustment by inflation of the figures as of September 30, 2001, lower debt proceeds and payments, net and dividends.

o    Investment plan

Since the start of operations on November 8, 1990, Telecom Group has invested 20,907 in fixed assets, of which 219 (150 without the adjustment by inflation) corresponds to the nine-month period of fiscal year 2002 and were mainly generated from commitments undertaken during the previous year.


                                      XII

Of the total amount invested for the period, 165 or 75% corresponds to basic telephony, data transmission and Internet (outside plant 15%, switching 9%, transmission 30%, information systems 37%, infrastructure 3% and others 6%), 53 or 24% to cellular telephony and 1 or 1% to directories edition.

o    Recent developments

Debt restructuring process

On September 17, Telecom Argentina held the first informative meeting with the main financial creditors, relating to establishing a framework for the renegotiation of the financial debt of the Company and its subsidiaries.

The Company intents to continue the conversations with its main financial creditors and hold, in the country and abroad, other informative meetings.

As a consequence of the debt restructuring process and the decision of the Company and its subsidiaries in Argentina to suspend principal and interest payment of its financial debts, the Company maintains unpaid amounts related to such concepts. In Note 14 to these consolidated financial statements additional information is included related to this issue.

Resignation of Mr. Juan Carlos Masjoan

On September 20, the Board of Directors accepted the resignation of Mr. Juan Carlos Masjoan, effective as of November 15, 2002, to the position of Chairman and Director of the Company and of its subsidiaries and related companies of the Telecom Group.

According with Section 10 of the Corporate By-Laws and with the resolution taken by the Board of Directors in its meeting of April, 24, 2002, the Vice-president, Mr. Franco Bertone, has taken over the position of Chairman of the Company.

Calling Party Pays for international calls

According to Resolution No. 124/02 issued by the Secretariat of Communications, as from January 1, 2003 overseas calls terminated in cellular telephones will pay for Calling Party Pays charges. The Secretariat has determined that a trial period will take place from October 7 to December 31, 2002.

In order to identify such calls, customers dialing from outside must add the prefix 9 to the cellular number, after the country code of Argentina (54).

Prior to the effectiveness of this resolution, Telecom Personal clients had to pay for the international calls they received.

NYSE Notification

Telecom has been notified by the New York Stock Exchange ("NYSE") that it has fallen below the NYSE's continued listing criteria relating to the minimum share price. The


                                     XIII

NYSE requires that the average closing price of a security not be less than $1.00 over a 30-day trading period.

Under NYSE rules, once notified of its failure to meet the minimum share price criteria, a company must bring its share price and average share price back above $1.00 within six months of receipt of the notification or if deemed necessary have until its next shareholders meeting if approval from its shareholders is necessary to implement a corporate action that will cure the price deficiency.

After informing its intention to comply with the minimum price criteria for securities listed in the NYSE and reaffirming its plans to keep the Company's American Depositary Shares listed on the NYSE, the Board of Directors in its meeting of October 3, 2002 decided to request shareholder approval for an increase in the number of the Company's Class B shares represented by its American Depository Shares (such change the "Ratio Change") and resolved to include the Ratio Change on the agenda for shareholder approval at the next annual shareholders' meeting scheduled for April 2003.


                                      XIV

2.   Summary comparative consolidated balance sheets

                                                             September 30,
                                        ---------------------------------------------------------
                                           2002        2001        2000        1999        1998
                                        ---------------------------------------------------------
Current assets                             2,300       2,837       4,037       3,440       2,761
Non current assets                        11,497      12,142      12,730      12,382      11,067
                                        ---------------------------------------------------------
Total assets                              13,797      14,979      16,767      15,822      13,828
                                        =========================================================
Current liabilities                       12,556       3,826       4,689       3,592       2,736
Non current liabilities                      145       5,846       6,508       6,530       5,464
                                        ---------------------------------------------------------
Total liabilities                         12,701       9,672      11,197      10,122       8,200
                                        ---------------------------------------------------------
Minority interest                              8          27          29          33          40
Shareholders' equity                       1,088       5,280       5,541       5,667       5,588
                                        ---------------------------------------------------------
Total liabilities, minority interest
  and Shareholders' equity                13,797      14,979      16,767      15,822      13,828
                                        =========================================================

3.   Summary comparative consolidated statements of income

                                                For the nine month periods ended September 30,
                                            ---------------------------------------------------------
                                               2002        2001        2000        1999        1998
                                            ---------------------------------------------------------
Net sales                                      2,961       5,116       5,340       5,236       5,284
Operating costs                               (3,139)     (4,338)     (4,373)     (4,030)     (3,959)
                                            ---------------------------------------------------------
Operating profit (loss)                         (178)        778         967       1,206       1,325
Equity losses from related companies             (28)        (18)        (13)        (11)        (11)
Financial and holding results                 (5,840)       (367)       (365)       (281)       (246)
Other expenses, net                             (115)       (110)        (84)       (113)       (128)
Unusual losses                                     -         (24)          -           -           -
                                            ---------------------------------------------------------
Net income (loss) before income tax and
  minority interest                           (6,161)        259         505         801         940
Income tax                                     2,003        (117)       (208)       (316)       (332)
Minority interest                                  4           -           2           4           4
                                            ---------------------------------------------------------
Net income (loss)                             (4,154)        142         299         489         612
                                            =========================================================
Earnings per share (in pesos)                  (4.22)       0.14        0.30        0.50        0.62
                                            =========================================================


4.   Fixed telephone service statistical data (in physical units)

===========================================================================================================================
September 30,              2002                 2001                 2000                 1999                1998
                    -------------------------------------------------------------------------------------------------------
                    Accumulated Quarter Accumulated Quarter  Accumulated Quarter  Accumulated Quarter  Accumulated Quarter
                    -------------------------------------------------------------------------------------------------------

Installed lines       3,802,400       6   3,796,460   13,624   3,680,489   97,650   3,577,807   11,381   3,354,866  83,070

Lines replaced (a)    1,851,232       -   1,851,232        -   1,817,084        -   1,816,935   29,581   1,767,615  30,899

Lines in service      3,610,130 (22,129)  3,892,229  (21,913)  3,744,620  189,682   3,422,596   21,340   3,349,307  61,473
(b)

Customers lines       3,310,342 (20,921)  3,586,679  (28,937)  3,475,518  175,214   3,201,676    6,022   3,158,297  47,200

Public phones
  installed              79,497    (182)     82,574     (158)     78,738      727      71,407    7,961      57,932   4,215

Percentage of
  lines connected
  to digital              100.0       -       100.0        -       100.0        -       100.0        -       100.0       -
  exchanges

Lines in service
  per 100                  19.6    (0.1)       21.3     (0.2)       20.7      1.0        19.1      0.1        18.8     0.2
  inhabitants (c)

Lines in service
  per employee              326      (1)        379        1         382       13         369        8         331      19

Investment in
  Fixed assets in
  millions of            20,907      28      20,414      179      19,238      679      17,156      745      15,006     633
  pesos (a)
===========================================================================================================================

(a)  As from 11.8.90.
(b) Includes Direct Inward Dialing numbers that do not occupy lines installed capacity.
(c)  Corresponding to the northern region of Argentina.


                                      XV

5.   Consolidated ratios

===============================================================================
                     9.30.02     9.30.01     9.30.00     9.30.99     9.30.98
-------------------------------------------------------------------------------

Liquidity (1)          0.18        0.74       0.86         0.96       1.01
-------------------------------------------------------------------------------

Indebtedness (2)      11.59        1.82       2.01         1.78       1.46
===============================================================================
(1) Current assets/Current liabilities.
(2) Total liabilities/Shareholders' equity plus minority interest.


                                      XVI

6.   Outlook

The present fiscal year is developed in a social, political and economical adverse context, characterized by a high level of uncertainty, where the recession was transformed into a serious depression. Additionally, the economic changes imposed by the National Government put the telecommunications industry in general into a critical situation, affected by the "pesification" of the tariffs at the rate of US$1 =$1, among other matters.

As a consequence of the current macroeconomic environment in Argentina, the devaluation and volatility of the peso, the above mentioned "pesification" of the tariffs and the timeframe defined by the Argentine Government for the discussions related to the adjustment of the regulated tariffs, on April 2, 2002, the Company announced the suspension of principal payments on all Telecom Group's financial debt obligations. Afterwards, on June 24, 2002 the Board of Directors also announced the suspension of interest payments on all Telecom Group's financial debt obligations. In this context, the Company has initiated conversations with its main financial creditors in order to find a definitive solution to its debt restructuring process.

In this uncertain and critical context, Telecom works hardly to reduce its cost structure and adequate it to the new environment. The Company shall continue operating within the current cost structure, which produce a substantial reduction of the expenditures. In addition, the sooner resolution of the tariff's structure renegotiation will be essential in order to revert the lower profitability shown in the present fiscal year.

However, the Company maintains and reinforces its mission of being the leading company in foreseeing solutions to high quality telecommunications for all clients. Telecom works in the construction of the solid position as integrator, by the unification of the offer channels, the convergence of the operation of the clients and services and organization synergy.

Telecom is still committed to the country and it is capable of carrying out with success the challenge to continue growing in an environment of great complexity.


                                                              Christian Chauvin
                                                                  Director
                                                                  --------


                                     XVII

                    Alicia Moreau de Justo 50 - Buenos Aires


         FISCAL YEAR No. 14 beginning January 1, 2002 with comparative information for the nine month period ended September 30, 2001

-------------------------------------------------------------------------------
  CONSOLIDATED FINANCIAL STATEMENTS at September 30, 2002 and 2001 (Unaudited)
-------------------------------------------------------------------------------

Principal Company activity: Telecommunication services and the marketing of equipment, infrastructure and goods of any type related or complimentary to telecommunication, and the performance of works and the provision of all types of services, including consultancy and security, related to telecommunications and telecomputing.


Dates of registration with the Public Commerce Registry:

By-laws: July 13, 1990
Last amendment to by-laws: May 29, 2002


Expiration of Company charter: July 13, 2089


Information about Company control is in Note 7 a.

                              CAPITAL COMPOSITION
                             at September 30, 2002



                                                         Registered, authorized,
                             Capital stock               issued and outstanding
                             -------------                      (Note 9)
Capital stock, $ 1 nominal value and one vote per share  -----------------------
                                                               502,034,299
Class "A"                                                      436,323,992
Class "B"                                                       46,022,687
Class "C"                                                -----------------------
                                                               984,380,978
Total                                                    =======================

                    CONSOLIDATED BALANCE SHEETS (Unaudited)

----------------------------------------------------------------------------------------
                                                           In millions of Argentine
                                                        constant pesos (see Note 4.1.d)
At September 30,                                                2002              2001
----------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and banks (Note 5.a)                                          105               60
Investments (Note 5.b)                                             875              599
Trade accounts receivable (Note 5.c)                               639            1,646
Other receivables (Note 5.d)                                       642              440
Inventories (Note 5.e)                                              25               77
Other assets (Note 5.f)                                             14               15
                                                        --------------------------------
Total current assets                                             2,300            2,837
                                                        --------------------------------
NON-CURRENT ASSETS
Trade accounts receivable (Note 5.g)                                 2                4
Other receivables (Note 5.h)                                       249              113
Investments (Exhibit C)                                             95              113
Fixed assets (Exhibit A)                                        10,202           10,848
Intangible assets (Exhibit B)                                      949            1,064
                                                        --------------------------------
Total non-current assets                                        11,497           12,142
                                                        --------------------------------
TOTAL ASSETS                                                    13,797           14,979
                                                        ================================
LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 5.i)                                        472            1,033
Debt (Note 8)                                                   11,879            2,404
Compensation and social benefits payable (Note 5.j)                 62              120
Taxes payable (Note 5.k)                                           113              201
Other liabilities (Note 5.l)                                        24               51
Reserves (Exhibit E)                                                 6               17
                                                        --------------------------------
Total current liabilities                                       12,556            3,826
                                                        --------------------------------
NON-CURRENT LIABILITIES
Accounts payable (Note 5.m)                                          3               24
Debt (Note 8)                                                        -            5,116
Compensation and social benefits payable (Note 5.n)                 31               86
Taxes payable (Note 10)                                              -              445
Other liabilities (Note 5.o)                                        13               29
Reserves (Exhibit E)                                                98              146
                                                        --------------------------------
Total non-current liabilities                                      145            5,846
                                                        --------------------------------
TOTAL LIABILITIES                                               12,701            9,672
Minority interest                                                    8               27
SHAREHOLDERS' EQUITY (according to Statement of changes)         1,088            5,280
                                                        --------------------------------
TOTAL LIABILITIES, MINORITY INTEREST
 AND SHAREHOLDERS' EQUITY                                       13,797           14,979
                                                        ================================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Valerio Cavallo                  Carlos Felices                Christian Chauvin
   Controller                Chief Executive Officer                Director

                 CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

----------------------------------------------------------------------------------------------
                                                             In millions of Argentine constant
                                                              pesos, except per share amounts
                                                                     (see Note 4.1.d)
Nine month periods ended September 30,                             2002              2001
----------------------------------------------------------------------------------------------

Net sales (Notes 5.p and 18)                                         2,961            5,116

Cost of services provided (Exhibit F)                               (2,049)          (2,553)
                                                             -------------------------------
Gross profit                                                           912            2,563

Administrative expenses (Exhibit H)                                   (231)            (429)

Sales expenses (Exhibit H)                                            (859)          (1,356)
                                                             -------------------------------
Operating profit (loss)                                               (178)             778

Equity losses from related companies (Note 5.q)                        (28)             (18)

Financial and holding results (Note 5.r and 18)                     (5,840)            (367)

Other expenses, net (Note 5.s)                                        (115)            (110)

Unusual losses (Note 5.t)                                                -              (24)
                                                             -------------------------------
Net income (loss) before income tax and minority interest           (6,161)             259

Income tax (Note 10)                                                 2,003             (117)
Minority interest                                                        4                -
                                                             -------------------------------
Net income (loss)                                                   (4,154)             142
                                                             ===============================
Net income (loss) per share (Note 4.1.i)                             (4.22)            0.14
                                                             ===============================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.



Valerio Cavallo                  Carlos Felices                Christian Chauvin
   Controller                Chief Executive Officer                Director

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
   For the nine month periods ended September 30, 2002 and 2001 (Unaudited)
     (In millions of Argentine constant pesos, except per share amounts -
                                see Note 4.1.d)

===========================================================================================================================
                                        Shareholders' contributions                 Earnings
                                        ---------------------------------------------------------------------
                                                 Adjustment                 Reserve    Unappropriated            Total
                Concept                 Capital  to capital         Legal   for           retained           Shareholder's
                                         stock      stock    Total  reserve future        earnings    Total     equity
                                                                            dividends
---------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2001                   984       3,068  4,052     301        394            862  1,557         5,609
Board of Directors' Resolution of
  January 17, 2001:
    - Cash dividends (0.40 per share)          -           -      -       -       (394)             -   (394)         (394)
As approved by the Shareholders'
  Ordinary Meeting held on April 24, 2001:
    - Legal reserve                            -           -      -     (27)         -             27      -             -
    - Cash dividends (0.08 per share)          -           -      -       -          -            (77)   (77)          (77)
Net income                                     -           -      -       -          -            142    142           142
                                        -----------------------------------------------------------------------------------
Balance at September 30, 2001                984       3,068  4,052     274          -            954  1,228         5,280
===========================================================================================================================

===========================================================================================================================
Balance at January 1, 2002                   984       3,068  4,052     274          -            916  1,190         5,242
As approved by the Shareholders'
  Ordinary Meeting held on April 24, 2002:
    - Legal reserve                            -           -      -       5          -             (5)     -             -
Net loss                                       -           -      -       -          -         (4,154) (4,154)      (4,154)
                                        -----------------------------------------------------------------------------------


                                       6


Balance at September 30, 2002                984       3,068  4,052     279          -         (3,243) (2,964)       1,088
===========================================================================================================================


The accompanying notes and Exhibits are an integral part of the consolidated financial statements.



Valerio Cavallo                  Carlos Felices                Christian Chauvin
   Controller                Chief Executive Officer                Director

               CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

--------------------------------------------------------------------------------------------------------------------
                                                                                        In millions of Argentine
                                                                                        constant pesos (see Note
                                                                                                 4.1.d)
Nine month periods ended September 30,                                                    2002           2001
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income                                                                                   (4,154)            142
Adjustments to reconcile net income to net cash provided by operating activities
   Bad debts expense and allowances for other receivable                                        208             336
   Depreciation of fixed assets                                                               1,488           1,267
   Amortization of intangible assets                                                            116             106
   Equity losses from related companies                                                          28              18
   Results from translation                                                                     (72)              -
   Materials usage                                                                               43              53
   Fixed and intangible assets disposals                                                         49               4
   Reserves                                                                                      53              33
   Interest and other financial expenses                                                      5,215             438
   Termination benefits                                                                           2             (11)
   Minority interest                                                                             (4)              -
   Income tax                                                                                (2,003)           (117)
   Net decrease (increase) in assets                                                          1,109             (49)
   Net decrease in liabilities                                                                 (842)           (504)
                                                                                     -------------------------------
Total cash flows provided by operating activities                                             1,236           1,716
                                                                                     -------------------------------
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
   Fixed asset acquisitions                                                                    (358)           (841)
   Intangible asset acquisitions                                                                (22)           (241)
   Other investments not considered as cash or cash equivalents                                  60             (53)
                                                                                     -------------------------------
Total cash flows used for investing activities                                                 (320)         (1,135)
                                                                                     -------------------------------
CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
   Debt proceeds                                                                                  4           1,385
   Repayment of debt                                                                            (45)           (933)
   Payment of interest and related expenses                                                    (441)           (657)
   Dividends paid                                                                                 -            (471)
                                                                                     -------------------------------
Total cash flows used for financing activities                                                 (482)           (676)
                                                                                     -------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                434             (95)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR                                              467             699
                                                                                     -------------------------------
CASH AND CASH EQUIVALENTS AT PERIOD END                                                         901             604
                                                                                     ===============================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

     Notes 6 and 18 provides additional information regarding the Consolidated statements of cash flows.

Valerio Cavallo                  Carlos Felices                Christian Chauvin
   Controller                Chief Executive Officer                Director

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (*)
   For the nine month periods ended September 30, 2002 and 2001 (Unaudited) (Amounts in millions of Argentine constant pesos, except per share amounts or as otherwise indicated - see Note 4.1.d)

                                     INDEX


Note                            Concept                                    Page
----                            -------                                    ----

       Glossary of terms                                                     7

  1    Telecom Group operations                                              8

  2    Regulatory framework                                                  8

  3    Political, economical and social crisis in Argentina.
       Devaluation of the peso and the conversion into pesos of
       the tariffs of public services: its impact on the economic
       and financial situation of Telecom Group                             11

  4    Bases of presentation and summary of significant
       accounting policies                                                  18

  5    Details of principal consolidated financial statement captions       24

  6    Supplementary consolidated cash flow information                     26

  7    Transactions and balances with related companies and parties
       and controlling company as defined under Law No. 19550 Section 33    28

  8    Debt                                                                 30

  9    Capital stock                                                        33

 10    Income tax: adoption of the deferral method                          34

 11    Capital leases                                                       35

 12    Commitments and contingencies                                        36

 13    Renegotiation of contracts with the public administration            37

 14    Suspension of payments of financial debt of the Telecom Group        37

 15    Causes of mandatory reduction of capital stock                       39

 16    Consolidated information by business segment                         39

 17    Consolidated quarterly information                                   42

 18    Relevant additional information                                      42

 19    Unconsolidated information                                           44

 20    Differences between Argentine and U.S.GAAP                           45

 21    Restrictions on unappropriated retained earnings                     50

 22    Events subsequent to September 30, 2002                              50

(*) Conventionally, the definitions used in these consolidated financial statements are included in the Glossary of terms.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                               GLOSSARY OF TERMS

The following definitions are not intended as technical definitions, but to assist the reader to understand certain terms as used in the Company's financial statements.

-----------------------------------------------------------------------------------------------------------------------
The Company/Telecom Argentina/Telecom              Telecom Argentina Stet-France Telecom S.A.

Telecom Group/Group                                Economic group formed by the Company and its controlled companies.

ENTel                                              Empresa Nacional de Telecomunicaciones, which had provided public telecommunication services in Argentina until its privatization.

SC                                                 The Argentine Secretary of Communications.

SBT                                                Basic Telephone Services.

CNV                                                The National Securities Commission.

Personal/Nucleo/Cable Insignia/Micro               Correspond to the corporations controlled by Telecom or that were
Sistemas/Telecom Internet/Publicom/                controlled or jointly controlled by Telecom as defined under the
Latin American Nautilus/Multibrand/                Argentine Corporation Law or that are related parties.
Nahuelsat/Internacional/Telintar/Soluciones

Telecom Argentina USA/Agroconnection               Corresponds to Telecom Argentina USA Inc. and to Agroconnection
                                                   Inc., a controlled and related companies of Telecom, respectively, as defined under the Argentine Corporation Law.

CNC                                                The Argentine National Communications Commission.

The Pliego                                         List of Conditions approved by Decree No. 62/90, related to the privatization of ENTel.

STM                                                Mobile Telephone Service.

SRMC                                               Mobile Cellular Radiocommunication Service.

AMBA                                               Metropolitan Area Buenos Aires, the area of the Federal District and greater Buenos Aires.

PCS                                                Personal Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.

Nortel                                             Nortel Inversora S.A. The controlling company of Telecom.

Telecom Italia/FCR/Operators                       Telecom Italia S.p.A. and France Cables et Radio S.A. (a
                                                   controlled company by France Telecom S.A.), jointly referred to as the Operators.

Telefonica                                         Telefonica de Argentina S.A.

SU                                                 Universal Service: the availability of SBT at an affordable price to all persons within a country or specified area.

IPC                                                Consumer Price Index.

Price Cap                                          The application of annual reductions to the general level of the Company's rates.

BCRA                                               The Central Bank of the Argentine Republic.

SEC                                                Securities and Exchange Commission of the USA.

CPCECABA                                           Professional Board of Economic Sciences of Ciudad Autonoma de
                                                   Buenos Aires.

Constant pesos                                     Currency unit of the financial statements, that is, constant
                                                   Argentine pesos as of period-end, according to FACPCE RT 6.

RT/FACPCE/Argentine GAAP                           Technical Resolutions issued by the Argentine Federation of
                                                   Professional Boards of Economic Sciences that is generally accepted accounting principles of Argentina.

VPP                                                Equity method.

IAS/IASC                                           International Accounting Standards issued by the International
                                                   Accounting Standard Committee.

DGI                                                The Argentine Tax Authority.

U.S.GAAP                                           Generally Accepted Accounting Principles in USA.

BCBA/NYSE                                          Buenos Aires and New York Stock Exchanges, respectively.

PPP                                                Share Ownership Program.

EBITDA                                             Earnings before Interest, Taxes, Depreciation and Amortization.
-----------------------------------------------------------------------------------------------------------------------

NOTE 1 - TELECOM GROUP OPERATIONS

Telecom Argentina was formed as a result of the privatization of ENTel, which had provided public telecommunication services in Argentina.

The Company obtained a license to operate in a designated Northern Zone, beginning operations on November 8, 1990, and provided public telecommunication services on an exclusive basis for seven years subsequent to this date, having the right to a three-year extension of this exclusivity period.

The Company filed the appropriate petition with the SC to extend the license exclusivity period. Acknowledging the Company's filing, the Argentine government established the standards for an orderly transition towards an openly competitive telecommunications market by October 10, 1999, the date at which the exclusivity period ended and the Company remained qualified to provide SBT nationally.

Likewise, the Company merged various companies under its ownership to provide the following services: international long distance in the Northern Zone, national telex, value added services, data transmission and internet. In order to adapt to the new market demands, the Company expanded its corporate purpose. This expansion was opportunely approved by the SC and the CNV.

The Company achieves its business objective of providing services through integration with its subsidiaries. Activities carried out by these entities at September 30, 2002 are as follows:

   ---------------------------------------------------------------------------------------------------------------
                                                                Ownership by      Control is
                                                                 Telecom in       through the        Date of
          Activity                     Subsidiary              capital stock       following      incorporation
                                                                 and votes
   ---------------------------------------------------------------------------------------------------------------
   Cellular telephone      Personal                                99.99%                            07.06.94
   service                 Nucleo                                  67.50%          Personal          02.03.98
                           Cable Insignia (a)                      75.00%          Personal          03.18.98
   ---------------------------------------------------------------------------------------------------------------
   Data transmission       Micro Sistemas (a)                      99.99%                            12.01.97
   ---------------------------------------------------------------------------------------------------------------
   International
   telephone service       Telecom Argentina USA                  100.00%                            09.12.00
   ---------------------------------------------------------------------------------------------------------------
   Directories edition     Publicom                                99.99%                            06.11.92
   ---------------------------------------------------------------------------------------------------------------

   (a)  Companies not operative at September 30, 2002.

NOTE 2 - REGULATORY FRAMEWORK

a)   Regulatory bodies and practices

The Company and its telecommunication subsidiaries are regulated by the CNC, decentralized organism dependent on the SC, which is supervised by the Ministry of Economy. The SC is responsible for developing of sector policies, approving and administrating fundamental technical plans, assisting the Ministry of Economy in rate matters affecting the Company and the development of telecommunication regulations.

Some of the more pertinent regulations are:

- The Privatization Regulations, which regulate the process of privatization, including the Pliego,
-    The Transfer Agreement,
- Telecommunication licenses granted to the Company and to subsidiaries that provide telecommunication services,
- Rate agreements and related decrees and regulations approved in Decree No. 764/2000.

b)   Licenses held at September 30, 2002

o    Company licenses

The Company holds licenses to provide the following services in Argentina for an indefinite period:
     o    Fixed local telephone service,
     o    Public telephone service,
     o    Long distance, both national and international,
     o    Point to point connections, both national and international,
     o    Telex, both national and international,
     o Value added services, data transmission, video conferencing, broadcast signal transmission and community repeater.
     o    Internet access.

o    Licenses of subsidiaries

Personal is licensed for an indefinite period, on a competitive market basis, to provide STM in the northern region of Argentina, and data transmission and value added services nationally. Additionally, Personal holds a license to provide SRMC in the AMBA, a license without expiration date to provide PCS service in Argentina and the register for the rendering of national and international long distance telephone service.

Nucleo, controlled by Personal, is licensed to provide STM service over Band B nationwide in Paraguay and PCS service in some areas of Paraguay.

c)   Causes of revocation of licenses

o    SBT license

Some of the causes that could revoke the Company's license are:

(i)   the interruption of all or a substantial part of licensed service;

(ii) a change in corporate business purpose (without a previous authorization of the appropriate regulatory bodies) or a change of corporate domicile outside of Argentina;

(iii) any sale, encumbrance or transfer of assets that has the effect of reducing services provided, without the prior approval of the appropriate regulatory bodies.

(iv) reduction of Nortel (see Note 7) ownership of the Company's capital stock to less than 51%, or the reduction to less than 51% of the collective ownership by Nortel shareholders who existed at the date of possession, without the prior approval of the appropriate regulatory bodies.

(v) the assignment or delegation of the commitments of the Operators without the prior approval of the appropriate regulatory bodies.

If the Company's license is revoked, Nortel must transfer its shares in the Company to the regulatory bodies, in trust, for subsequent sale at public auction. Upon the sale of these shares, the regulatory bodies may renew the Company's license under conditions to be determined.

o    STM license

According to the STM Pliego, the following causes could revoke Personal's license:

(i)   repeated interruptions of the services described in the STM Pliego;

(ii) a transference of the license and/or the rights and obligations related to that license, without previous authorization of the CNC;

(iii) taxes constituted over the license;

(iv)  creditors meeting or bankruptcy of Personal;

(v) the liquidation or dissolution of Personal, without previous authorization of the CNC.

d)   Decree to deregulate telecommunication services

Decree No. 764/2000 approved, among other items, three new regulations whose basic provisions are as follows:

     o    General licensing regulation

     Establishes a single license valid throughout Argentina for the provision of all telecommunication service, fixed or mobile, wired or wireless, national or international, with or without proprietary infrastructure. Service providers need not be exclusively devoted to the telecommunications business. There are no requirements for minimum investment or coverage. Radio broadcasting entities may apply for telecommunication licenses. The resale of services is authorized, subject to a license being received. Foreign companies are not restricted from entry.

     o    National interconnection regulation

     Establishes a decrease in interconnection index prices of approximately 50%. Increases the number of network components and functions on behalf of the dominant provider (the Company in the northern zone and Telefonica in the southern zone), and also details the interconnection obligation down to the local level, the rate setting process and the separation of the local loop. Introduces the interconnection method for numeric translation services known as NTS for the internet, audiotext and collect calls and the transfer of telephone numbers.

     o    SU Regulation

     Fixes the rate of contribution to the SU Fund at 1% of telecommunication services income. Establishes an Administrative Counsel to manage the SU Fund and oversee the specific programs of the SU. Adopts a "play or pay" mechanism to ensure compliance with SU Fund contributions, but establishes a contribution exemption mechanism for SBT licensees, which considers both net losses and the percentage market participation of other local telephone service providers. The Regulatory Authority has neither implemented the formation of the Fund nor the official programs to be subsidized.

     The SC repeated during this period the procedure of consulting over the Administration of the SU Fund and over the regulation of the contribution to the Fund. The Company replied once more that, beyond the specific intention of the procedure of consulting, it is highly necessary to compensate the social benefits programs that are currently being rendered, retroactively from the end of the exclusivity period.

The Company has filed an administrative appeal to request that certain provisions of regulations issued under Decree No. 764/2000 is revoked.

e) Regulation for the selection by dialing of the providers of long distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued Resolution No. 613/01 which approved the rules for the selection by dialing of the providers of long distance services.

The selection by dialing is a system that, applied to long distance services, allows users to dial in each call the access code 17 (for national long distance calls) or 18 (for international long distance calls) and the three digits PQR for the provider's identification, in order to select the long distance provider which he prefers.

The approved regulation set forth the obligation for the local and long distance providers to have available their equipment in order to provide the selection by dialing within an eighty-day period from its publication in the official gazette, in those places where that method of pre-subscription is offered. Such eighty-day period was extended for additional ninety days by Resolution No. 33/2002 of the Ministry of Economy, in order to analyze the numerous refutations received. Although this period matured in June 2002, the regulation is still under analysis.

f)   Rate structure

On November 28, 1991, the Company and Telefonica signed a rate agreement with the Argentine government, which was ratified by Decree No. 2585/91 and became effective on December 18, 1991. The principal features of the agreement, which modified the Transfer Agreement, are as follows:

1) Rates, measured in basic units or "pulsos", are denominated in United States dollars and will be adjusted twice annually (April and October) to reflect changes in the overall IPC of the United States of America. Rate adjustments do not require prior regulatory body approval. Since year 2000, adjustments were not made as required by the SC.

2) Invoicing to customers will be in local currency, at exchange rates existing at the close of the billing period.

Law No. 25561, of "Public Emergency law and reform of the exchange rate", effective January 6, 2002, in Section 8 nullifies contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreign currencies as well as any indexation clauses based on price indexes or similar mechanism. As a consequence, from that date on, the Company's tariffs were set in pesos at a US$1 to $1 exchange rate. Likewise, Decree No. 293/2002 started a process of renegotiation of contracts with the public Administration in which the rate structure is involved. Additional information on the process of renegotiation of tariffs and the SBT contract is given in Note 13.

o    Rate rebalancing

On December 1, 1999, SC Resolution No. 4269/99 ratified the application of methodology outlined by SC Resolution No. 1801/97. This verified the revenue differences of SBT licensees at the end of a two year period, which resulted from rate rebalancing in February 1997. Additionally, the impact of the rate rebalancing was determined to be an increase in revenues of approximately $9.5 millions. The future refunding of this amount has not so far been ruled upon by the Regulatory Bodies.

o    Price Cap

On December 15, 1999, the "Rate Reduction Agreement between the Argentine government and Telecommunications Companies" was signed, establishing as of March 1, 2000, the following:
o    the reduction of rates to commercial and government clients by 19.5% and,
o the reduction of rates for measured local service in urban areas and for "0610" service by approximately 5.5%, for customers requesting various discount plans.

On April 6, 2000, the Argentine government, Telefonica and the Company signed an agreement which established, for the application of the year 2000 Price Cap, a 6.75% reduction of revenues of licensees covered by the rate regulation (6% as set by the SC and 0.75% as determined by licensees) in the period between November 8, 2000 and November 7, 2001.

NOTE 3 - POLITICAL, ECONOMICAL AND SOCIAL CRISIS IN ARGENTINA. DEVALUATION OF THE PESO AND THE CONVERSION INTO PESOS OF THE TARIFFS OF PUBLIC
         SERVICES: ITS IMPACT ON THE ECONOMIC AND FINANCIAL SITUATION OF TELECOM GROUP

The operations of the fiscal year ended December 31, 2001 were occurred in a delicate political, economic and social context: the high level of fiscal deficit, the increase of the country's public debt and the significant increase of the country's risk rate and domestic interest rate. Additionally, the unemployment rate and the fall of the gross domestic product reached its maximum levels since the beginning of the Convertibility Regime (estimated between 20% and - 4.7%, respectively).

In July 2001 the National Government, due to the impossibility of financing its deficit with debt in the international markets, enforced a severe adjustment in the public accounts with the implementation of a policy known as "deficit cero". By that policy, the level of public expenses and the transfers of resources to the provinces could not exceed the fiscal monthly proceeds. The implementation of this policy suffered from serious political, economic and social difficulties, which ended in the Congressional electoral defeat of the official political party in October 2001.

The economic recession and the impossibility of implementing policies to overcome it, produced a lack of confidence in the economic agents and in particular in the depositors who started to gradually withdraw their deposits from the Argentine financial system. The situation deteriorated, reaching its highest level by the end of November. In order to avoid the failure of the financial system the National Government on December 3, 2001 issued measures, which increase the use of banking operations in the economy, restricted the free disposition and circulation of cash ("corralito") and the transfer of funds abroad. All working days from December 21, 2001 to January 11, 2002 were declared non-working days for exchange transactions.

After a serious institutional crisis and social pressures, on December 21, 2001 the former president Dr. Fernando de la Rua presented his resignation to the National Congress, which after complying with the formalities foreseen by the National Constitution, appointed Dr. Rodriguez Saa as new president. The new president -who had to call for a national election within ninety days - ratified the enforcement of the Convertibility Law of the peso with the dollar at a rate of $1 = US$1 and decided to restructure the national and provincial public debt ("default of the public sector") by suspending the payment of principal and interest of the internal and external debt.

By the end of December 2001, the seriousness of the crisis produced a new change in the government and, on January 1, 2002, the National Congress appointed to Dr. Eduardo Duhalde as the president in order to complete the period which was left incomplete by Dr. Fernando de la Rua.

With the purpose of overcoming the crisis, the new administration of Dr. Duhalde decided to abandon the Convertibility Law and to cause a significant change in the economic rules in our country.

-------------------------------------------------------------------------------
o    Principal measures adopted by the National Government
-------------------------------------------------------------------------------

On January 6, 2002, the National Congress issued Law No. 25561 of "Public Emergency and Foreign Exchange System Reform Act" which produced a profound change in the economic model and a modification of the Convertibility Law applicable until that moment. Later on, Decrees Nos. 214/02, 905/02 and 992/02 of "Rearrangement of the financial system" and Decree No. 260/02 of "Foreign Exchange System Reform Act" were issued, which substantially modified some of the measures adopted by Law No. 25561.

The following are some of the measures adopted by the National Government, which are applicable at the date of issuance of these consolidated financial statements:

1.   Transactions due in foreign currency

     On January 6, 2002 a new exchange regime was enforced by the creation of an official and a free exchange market. The existence of both exchange markets was provisory, as the government subsequently decided for the free and single exchange market. In general terms, in the official market all assets for export and import transactions and certain financial activities should be carried out, subject to a previous restructuring that postpones their original maturity dates. The rest of the transactions related to the payment and transfer of foreign currency abroad should be carried out in the free market. The initial exchange rate in the official market was $1.40 to US$1.

     The deposits in US dollars and other foreign currencies in financial entities were converted into pesos at an exchange rate of $1.40 to US$1 or its equivalent in other foreign currencies. The debts in US dollars or other foreign currency within the Argentine financial system in existence at January 6, 2002 were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These deposits and debts will be adjusted as from February 3, 2002 by a Stabilization Reference Coefficient ("CER") and interest rate with a cap stated by the BCRA.

     The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in Argentina, non related to the financial system, of any origin or nature, were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These balances will be adjusted as from February 3, 2002 by the CER. If as a consequence of this provision, the resulting value of the assets or the services is superior or inferior at the payment time, any of the parties may request an equitable readjustment of the price. If an agreement is not reached, the courts shall issue a decision over the case. In order to keep a fair adjustment of the price, it must be considered the market value of goods or services with imported components.

     The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in foreign countries must be paid at the free market exchange rate.

     Since February 3, 2002, many payable obligations denominated in US dollars or other foreign currency were converted into pesos at an exchange rate of $1 to US$1, including futures contracts and options in foreign currency, agreed under the Argentine law applicable before January 5, 2002, in which one of the parties was a financial entity.

2.   Contracts with the public administration

     US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1. Additional information is given in Note 13.

3.   Deferred deduction of the exchange rate difference in income tax

     Net losses originated in the devaluation of the peso over the assets and liabilities in foreign currency in existence up to January 6, 2002, will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002.

4.   Restriction of transfers of funds abroad

     According to Communication "A" 3688 of the BCRA the transfers to foreign countries for financial loans, earnings and dividends executed until February 8, 2003, inclusive, shall require a previous consent of the BCRA regardless of the manner of payment.

     Subsequently, Communication "A" 3709 of the BCRA excluded payment of principal and interest services of financial obligations abroad from the previous consent requirement, provided that:

     o financial debt has been restructured and judicially approved according to the provisions of the Law of Bankruptcy and Reorganization Proceedings;
     o the agreement attained with creditors pursuant to the majorities provided by said law implies refinancing of matured and outstanding debt at average terms pursuant to the agreement that shall not be shorter than four years, providing a grace period not shorter than two years for the payment of principal services;
     o interest services are paid quarterly or at longer terms and the annual interest rate agreed for the refinanced debt is not superior - effectively on an annual basis - to the equivalent of six month LIBO plus 3%;
     o the above mentioned agreement provides for releases, discharges, capitalization or other similar measures that consider a reduction of the outstanding principal at the agreement execution date of, at least, 40% of its nominal value or 60% of said value in the case of capitalization;

     o the Foreign and Exchange Office has issued an acknowledgement of receipt of the information on the refinanced obligations.

-------------------------------------------------------------------------------
o Principal effects of the measures adopted by the National Government over the business of the Telecom Group
-------------------------------------------------------------------------------

1.   Renegotiation of the Company's tariffs

Section 8 of Law No. 25561, which converted into pesos at an exchange relation of $1 to US$1 the tariffs of public services, shall have a significant impact over the economic-financial equation of the Company and the Telecom Group.

The magnitude of the devaluation of the Argentine peso with respect to the US dollar, that at the date of issuance of these consolidated financial statements is approximately 270%, affects the "natural hedge" mentioned in Note 4.1.e. This is so because the currency of the most significant revenues of the Company will be the peso, while the currency in which the Company was financed from the enactment of the Convertibility Law was the US dollar.

This alteration between the revenue currency and the sources of financing currency has produced a double impact, that is:

a) an initial impact, represented by the net debts in foreign currency at December 31, 2001 in foreign countries. At September 30, 2002 these debts represented US$2,919 millions approximately, for the Telecom Group; and

b) an impact over the transactions during the renegotiation period of the tariffs, in which the economic equation of the business of the Company is being affected by the increase of the costs of certain imports of materials necessary for operations.

The management of the Company, based on the framework stated in section 9 of Law No. 25561 for the renegotiation of the SBT tariffs, has considered in its cash flows projections, the modification of its tariffs in order to recompose the economic-financial equation of Telecom Argentina. This should decrease the impact above mentioned and allow the Company to continue with its ordinary course of business, in a competitive and non-regulated market, with reasonable profitability levels to remunerate its shareholders and the financial creditors.

2.   Devaluation of the peso

The devaluation of the Argentine peso had serious consequences on the economic and financial situation of Telecom Group, as follows:

|X| a reduction of 80% of the Shareholders' equity of Telecom existing at the beginning of the fiscal year during the nine month period ended September 30, 2002, considering the exchange relation at September 30, 2002 of US$1 = $3.74 and the basis for accounting described in point 4 below;
|X| a financial impact that derived in the declaration of the Board of Directors of the suspension of principal and interest payments of the financial debt (Note 14). The market value of the Company's corporate bonds is approximately 30% over their book value at September 30, 2002, while this ratio was approximately 88% at September 30, 2001;
|X| a decrease in Telecom's market capitalization of approximately 91% (US$161 and US$1,711 at September 30, 2002 and 2001, respectively) when compared with the ADR evolution at September 30, 2002 and at September 30, 2001 (US$0.82 and US$8.69, respectively).

From the beginning of the operations - November 8, 1990 - until December 31, 2001, the Company had accumulated net income of $5,576 millions. The net loss for devaluation recorded at September 30, 2002 reached the amount of $3,508 millions, absorbing 63% of the accumulated net income in the period 1990 - 2001.

The Shareholders' equity of Telecom at September 30, 2002, is $1,088 millions and includes assets, net of depreciation, of $1,669 millions generated by capitalized foreign currency exchange differences and higher capitalized interests ($799 millions) and by deferred tax credits ($870 millions), whose recoverability has been evaluated as described in point 4 below.

A summary of the effects of the peso devaluation in the consolidated statement of income of the Telecom Group is given as follows:

                                                     Estimated
                                                      results     Estimated    Statement   Statement   Variation
                                                      without     effect of    of income   of income     2002
                                                    devaluation  devaluation      at          at        vs.2001
                                                      effects      (2) (**)     9.30.02     9.30.01    (1) - (4)
                                                      (1) (*)                  (3) = (1)      (4)
                                                                                 + (2)
                                                    --------------------------------------------------------------
Net sales                                                  2,949           12       2,961       5,116     (2,167)
Operating costs                                           (1,486)         (49)     (1,535)     (2,965)     1,479
                                                    --------------------------------------------------------------
EBITDA                                                     1,463          (37)      1,426       2,151       (688)
                                                    --------------------------------------------------------------
Amortization without capitalization                       (1,503)           -      (1,503)     (1,373)      (130)
Amortization of capitalized foreign currency                   -         (101)       (101)          -          -
exchange differences
                                                    --------------------------------------------------------------
Operating profit (loss)                                      (40)        (138)       (178)        778       (818)
                                                    --------------------------------------------------------------
Equity losses from related companies                         (28)            -        (28)        (18)       (10)
Financial and holding results generated by assets         (1,270)        (267)     (1,537)        106     (1,376)
Financial and holding results generated by
  liabilities                                                665       (5,892)     (5,227)       (557)     1,222
Interests/Capitalized foreign currency exchange
  differences                                                 24          900         924          84        (60)
Other expenses, net                                         (115)           -        (115)       (110)        (5)
Unusual losses                                                 -            -           -         (24)        24
                                                    --------------------------------------------------------------
Net income (loss) before income tax and minority
  interest                                                  (764)      (5,397)     (6,161)        259     (1,023)
                                                    --------------------------------------------------------------
Income tax by results without capitalization                 114            -         114        (117)       231
Income tax by devaluation                                      -        1,889       1,889           -          -
Minority interest                                              4            -           4           -          4
                                                    --------------------------------------------------------------
Net income (loss)                                           (646)      (3,508)     (4,154)        142       (788)
                                                    --------------------------------------------------------------

(*) Corresponds to the operations realized by the Company in local and foreign currency (converted into pesos at the exchange rate of $1 = U$S1), restated in constant pesos of September 30, 2002.

(**) Corresponds to the higher estimated sales and costs in foreign currency, to the investments in foreign companies and to the foreign currency exchange differences and other financial results generated by foreign currency assets and liabilities, net of the effect of inflation and the tax effect, as a consequence of the devaluation of the Argentine peso.

3.   Impact of the crisis on the economic and financial situation of the Group

During the first half of the year, the Argentine economy gradually recovered certain very basic macroeconomic balances. The exchange rate started to slowly stabilize and, consequently, the rate of inflation decreased (retail inflation was 18.9% in 2Q'02 and 7.1 in 3Q'02; wholesale inflation was 48.1% in 2Q'02 and 13.1% in 3Q'02).

Stability in the exchange and inflation rate reported in these months is mainly due to a series of measures on the financial sector that evidence a still very irregular behavior. In fact, there are controls for operations with foreign currency abroad, a great part of bank deposits are still tied up, most of the public debt services payments are in default and, at last, the BCRA has an active involvement in the foreign currency market. Thus, economic authorities have achieved a valuable short term macroeconomic stability controlling both the potential offer and demand of foreign currency. The local financial system will necessarily recover its ordinary functioning for which these restrictions should gradually be done away with. This constitutes the main uncertainty factor in the short and medium term.

In relation to the levels of activity, between the second and third quarters the long recession reached a floor after which some production sectors started reporting a certain recovery. This dynamism is presently limited to determined sectors, especially producers of goods for exports (industrial and agricultural) as well as import substitutes.

On the other hand, the services, commerce and construction sectors are still seriously depressed given the weakness of the domestic demand and the fall in consumers' actual income. Likewise, these sectors are the ones that have and intense labor demand.

The balance of payments evolution clearly reflects the dramatic ongoing macroeconomic adjustment process. The net capital inflow during the first semester of 2001 (US$1,400 million) was replaced by a net outflow of US$8,600 million, mostly private funds to purchase foreign assets or cancel foreign private debt. This capital outflow was financed through the loss of international reserves and especially through a current account surplus pushed by an imports contraction.

The importance of the reversion of these capital flows is the main explanation of the economy's recession in the last year (-14.9% pursuant to first semester data). The Peso's actual depreciation is the mechanism that enables this process, which will only be reverted by the stabilization of capital inflows and outflows. In order that capital flows recover their balance it is necessary a deep institutional reconstruction that includes the restructuring of the financial system and public debt.

This process will most surely be long and arduous and highly conditioned by political factors. In the meantime, the actual exchange rate will remain devaluated when compared to Convertibility values. This, in turn, brings about negative consequences for the people's standard of living since the prices of basic consumption goods grow.

The described crisis has negatively impacted in the Group's business during fiscal year 2002, notwithstanding the efforts made by the management to reduce the operative costs, the investments and the level of financial indebtedness. The principal consequences for the Group were:

|X| reduction of 42.1% of the consolidated sales compared with fiscal year 2001, generated by a lower number of clients in fixed and cellular telephone service, the prohibition of adjustment of the fixed telephone service rates, the fall of the average consumption of the post and pre payment cellular clients and the marketing decision to postpone the directories edition by the significant reduction of the advertisement as a consequence of the already mentioned economic situation.
|X| the 41.1% decrease in the charges for doubtful accounts receivable compared with fiscal year 2001, principally in the fixed telephone service. However, the allowance for doubtful accounts over net sales represented approximately 6.6% for the nine month periods ended September 30, 2002 and 2001. In addition, in October 2001 the Company started to receive from its clients provincial bonds and LECOP. The collection in public bonds represented approximately 19% of the total collection of the Company for the period January'02 - September'02.
|X| the costs of the Group were affected by the creation of new taxes (levied on bank debits and credits) by $35 millions and the increase of the employer's social security contributions by $10 millions.
|X| as a summary of all the foregoing, the operating profit was reduced by $956 millions compared with the nine month period ended September 30, 2001, becoming a loss of $178 millions.

4.   Effects on the significant accounting estimations at September 30, 2002

The above mentioned facts have been taken into account by the management of the Company in order to perform the significant accounting estimations included in the present consolidated financial statements. The future actual results may differ from those estimations.

The management of the Company has considered the following accounting criteria for the valuation of the assets and liabilities at September 30, 2002 and the quantification of certain significant estimations:

[ ]  Criteria for the recognition of the devaluation effects of the peso:
     Argentine GAAP states that the financial results must be recognized in the period in which they are generated, except for the case in which they integrate the costs of the assets that, by virtue of their nature, require an extensive period of undisposable capital. Notwithstanding the foregoing, the magnitude of the devaluation and the general impact in all sectors of the economy caused the issuance of CPCECABA Resolution No. 3/02, adopted by CNV Resolution No. 398/02, that requires the capitalization of foreign currency exchange differences in some circumstances. The Company has applied the methodology stated in this resolution to calculate the capitalization (Note 4.2.a).

[ ] Accounting for inflation of the financial statements: Decree No. 1269/02 of the National Government reestablished the mechanism of accounting for inflation. The Company has applied the methodology stated in RT 6 and in CPCECABA Resolution No. 3/02 to calculate the restatement for inflation in the consolidated financial statements.

[ ] Valuation of the provincial public bonds: as part of the credit collection from the public sector, the Company has received bonds to cancel the credits for services rendered to the different provincial government. The Company's intention has been to maintain them until their maturity date for which, following the Argentine GAAP and having financial capacity to retain them, the Company has valued them at their cost plus amortized discount earned using the market rate of return. Notwithstanding the foregoing, because of the economic crisis affecting the national and provincial public sector, the fall of the price of such bonds has been very significant and it is not expected to suffer any changes in the short term. Consequently, despite the intention to maintain the provincial bonds until their maturity date, the management of the Company decided to value since December 31, 2001, the holding of these bonds at their estimated sale price.

     Likewise, those public bonds received as part of the collection of the particular clients, have been valued as follows:

     a) at its nominal value -without accruing any interests-: for the holding of bonds that the Company applies for their value and in the short term in order to cancel its tax and commercial liabilities. At September 30, 2002 the Group holds $6 millions of bonds with these characteristics, which were included in Cash and Banks.
     b) at its estimated sale price: for the holding of bonds that cannot be applied in the short term in order to cancel tax and commercial liabilities. At September 30, 2002 the Group holds $25 millions of bonds with these characteristics, which were included in Cash and Banks. The results from holding these kind of bonds were a loss of $70 millions, that are included in Financial and holding results in the Consolidated statement of income.

[ ] Recoverability of trade accounts receivable with the public sector: the Company has considered that the default of the public sector will only produce a delay in the collection. In order to reduce the effect of this delay, the Company has optimized the compensation actions of the obligations -specially in tax matters- with the public sector. The financial loss that this delay produces has been considered in the Company's estimations.

[ ] Recoverability of trade accounts receivable with the private sector: the serious economic situation existent in our country during the last year, added to the restrictive banking measures over the access and circulation of cash, set forth by the National Government at the beginning of this fiscal year, have produced a significant increase in the payment delay. Consequently, the Company has increased the charges for doubtful accounts receivable, originating deviations with respect to the average payment delays and uncollectable amounts of the last years. However, this trend has been reduced in 2Q'02 and 3Q'02 as a consequence of the depuration of the customer's base realized in the first quarter of fiscal year 2002.

[ ] Obligations originated in private contracts, non related to the Argentine financial system: although Decree No. 214 stated the conversion into pesos at an exchange rate of $1 to US$1, the involved parties are entitled to request for a readjustment of the price based on equity principles and in case an agreement is not reached, the courts shall issue a decision over the case. The adequate valuation of this type of credits and debts in our country shall depend on the renegotiation of each of these contracts. The management of the Company fit its estimations according to the advances of the negotiation process and the possible results.

[ ] Recoverability of fixed and intangible assets value: at September 30, 2002 the Telecom Group owns fixed and intangible assets (together "fixed assets") for a total of $11,151 millions, equivalent to 81% of the total consolidated assets. As indicated in Note 4.2.f and 4.2.g, these assets are depreciated based on their useful life, estimated for each class of fixed assets and the reasonability of the applicable rates must be considered in the context of the de-regulation and the increase of the competition which has characterized the Argentine telecommunication market from October 1999.

     The recoverable value of the fixed assets depends on the capacity to generate the net cash flows income sufficient to absorb their depreciation during the periods it is estimated these assets will be useful for the Group.

     The management of the Company periodically evaluates the recoverable value of such fixed assets by the preparation of economic-financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative.

     Notwithstanding the foregoing, the devaluation of the Argentine peso and the "pesificacion" of the public services tariffs and the contracts between private parties executed before January 6, 2002, set forth a significant change in the rules for all of the economic factors of the country. At the date of issuance of these consolidated financial statements the economic and political situation has not stabilized, which generates different and probable scenarios. In particular, the results of the renegotiations of the Company's tariffs under the terms foreseen by Law No. 25561 and Decree No. 293/02 shall have a significant impact on the economic-financial equation of Telecom.

     Despite the already mentioned difficulties and considering section 9 of mentioned law which states that the National Government shall consider the profitability of the public services companies in order to assess the recoverable value of the fixed assets, the management of the Company have adopted for their projection of incoming cash flows the modification of its tariffs which allows it to recompose the economic-financial equation of the Company in a non-regulated and competitive market, with reasonable levels of profitability to pay its shareholders and financial creditors. Additionally, the economic - financial projections include the satisfactory results of the Group's financial debt restructuring described in Note 14.

     Based upon the described methodology regarding the recoverable value of the assets and the satisfactory processes of renegotiations of the Company's tariffs and the financial debt of the Group, the management of Telecom considers that fixed asset and intangible assets, taken as a whole, are not valued in excess of recoverable value.

[ ] Recoverability of tax credits generated by the devaluation of the peso: in accordance with Argentine GAAP related to income taxes accounted for by the deferral method, the tax credit carryforwards against future incomes must be recognized and requires a careful analysis of their recoverability. The amount of the fiscal credit generated by the devaluation at September 30, 2002 is approximately $2,962 millions and its recoverability shall depend essentially on the results of the processes of renegotiation of the Company's tariffs and restructuring of the financial debt of the Telecom Group (Notes 13 and 14, respectively). Likewise, the management of the Company has considered the capitalized foreign currency exchange differences and the effect of the accounting for inflation of the fixed assets as a temporary difference and has recorded a deferred tax liability of $2,092 millions, so the net tax credit recorded at September 30, 2002 is approximately $870 millions.

     As a consequence of the existence of taxable losses detailed above, Telecom Group recorded a tax credit on minimum presumed income of $73 millions, which recoverability will be effective as also detailed above.

[ ] Classification of debt: as some creditors have exercised their rights on accelerate the maturity of their debts as expressed in Note 14, the management of the Company has decided to disclose all its debt as current liabilities.

NOTE 4 - BASES OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

-------------------------------------------------------------------------------
4.1. Bases of presentation
-------------------------------------------------------------------------------

The Company's consolidated financial statements have been prepared in accordance with Argentine GAAP, established by the FACPCE, considering practices of the CNV. The consolidated financial statements include certain reclassifications and disclosures to conform more closely to the form and content required by the SEC.

Where investments in subsidiaries are accounted for by the equity method, Argentine GAAP requires companies with a controlling financial interest in other companies to present both parent company and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, the parent company's summarized financial information is included in Note 19. This approach has been adopted for the convenience of the reader of the financial statements.

In accordance with procedures defined in FACPCE RT 4, financial statements at September 30, 2002 and 2001 have been consolidated on a line by line basis for majority-owned subsidiaries, as follows:

   ------------------------------------------------------------------------
                                 September 30,
   ------------------------------------------------------------------------
                  2002                               2001
   ------------------------------------------------------------------------
          Publicom                           Publicom
          Personal                           Personal
          Micro Sistemas                     Micro Sistemas
          Telecom Argentina USA              Telecom Argentina USA
                                             Telecom Internet (*)
   ------------------------------------------------------------------------
          (*) Merged into the Company on November 30, 2001.

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Additionally, certain reclassifications to the comparative figures were included in order to reach a better comparison between those figures and the ones for September 30, 2002.

These consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present the financial position and results of operations on a basis consistent with the audited fiscal year financial statements.

a)   Financial statements used for consolidation

Financial statements at September 30, 2002 and 2001 and for the nine month periods ended September 30, 2002 and 2001 have been used for the consolidation. Consequently, these periods coincide with those of the Company.

b)   Foreign currency translation

The Group follows FACPCE RT 13 to translate the foreign corporations financial statements (Nucleo, Telecom Argentina USA, Latin American Nautilus and Intelsat Ltd.) into Argentine pesos for purposes of consolidation.

According to this RT investments in foreign companies are translated into pesos at the period-end exchange rate.

Net gains or losses resulting from the translation of those financial statements are included in the Company's consolidated results of operations in the period in which they arise.

c)   Modification of Argentine GAAP

On December 8, 2000 the CPCECABA approved RT 16, 17, 18 and 19 of the FACPCE which establish new accounting and disclosure principles. These new RT fit in the project of harmonization of Argentine GAAP with IAS issued by the IASC.

These accounting principles have been approved by the CPCECABA with some amendments including the postponement of its effective date. At the date of issuance of these consolidated financial statements, the approval of the CNV is pending with respect to these standards.

On April 5, 2002 the FACPCE approved RT 20, which modified RT 9, 17 and 18, which establishes accounting and disclosure principles for derivatives instruments and hedging activities. At the date of issuance of these consolidated financial statements, RT 20 had not been adopted by any professional council.

If these new standards were adopted by the CNV, they would take effect as from the Telecom Group's fiscal year beginning January 1, 2003.

The management of the Company is assessing the impact of these new standards on its financial condition and the results of operations. However, based on a preliminary analysis, it is anticipated that the impact will not be material.

d)   Accounting for inflation

The consolidated financial statements have been prepared in millions of Argentine pesos of constant currency, recognizing the inflation effects. In order to prepare the accounting for inflation, the mechanism established by RT 6 was used.

From September 1995, in accordance with the Argentine GAAP and CNV Resolution No. 272/95 with provisions of National Government Decree No. 316/95, inflation adjustments of financial statements had been discontinued.

However, the end of the stability context, which characterized the period in which the Convertibility Law was applicable and had justified the discontinuation of the accounting for inflation, forced the CPCECABA to issue Resolution No. 3/02 which reestablished the mechanism of restatement of the financial statement according to RT 6, amended by RT 19, using the Wholesale Internal Prices Index, from January 1, 2002.

In July 2002, National Government Decree No. 1269/02 repealed Decree No. 316/95, reestablishing the accounting for inflation of the financial statements. The CNV, through Resolution No. 415/02, adopted this procedure. Consequently, present financial statements are restated in constant pesos since January 1, 2002, fulfilling the accounting and legal standards.

Changes in price indices for the nine month periods ended September 30, 2002 and 2001 have been as follows:

-------------------------------------------------------------------------------
                                Wholesale Internal         Consumer
               Periods             Prices Index          Prices Index
-------------------------------------------------------------------------------
January'01 - September'01             (2.33%)               (0.68%)
January'02 - September'02             121.20%               39.66%
-------------------------------------------------------------------------------

Implicit financing costs have been segregated in the disclosure of assets and liabilities, where significant.

e)   Financial instruments to hedge financial risk or reduce financing costs

During the period in which the Convertibility Law that fixed the exchange rate between Argentine peso and the dollar at $ 1 = US$ 1 was in force, as part of its risk management strategy, Telecom Group had decided to convert a significant portion of its debt obligations denominated in foreign currencies other than the U.S. dollar to the U.S. dollar in order to reach a "natural hedge" with its income fixed in dollars as described in Note 2.f. Occasionally, the Group had also swapped the interest on debt in order to balance its financial payments between fixed and floating interest on debt.

However, due to the change in current macroeconomic conditions described in
Note 3, Telecom Group terminated all of its foreign currency and interest rate swap agreements during the second quarter of the year 2002 (see Note 8).

The Company and its subsidiaries do not invest in speculative derivative financial instruments.

f)   Concentration of credit risk

The Company and some of its subsidiaries provide telecommunication services to residential, commercial and governmental clients, granting credit in accordance with regulations governing such services, generally without security. The fixed customer lines (pre-paid lines were not included) were 3,310,342 and 3,586,679 at September 30, 2002 and 2001, respectively, and the cellular customer lines (pre-paid lines were not included) were 509,910 and 783,981 at these dates, respectively, and represents a diverse customer base.

The risk of collectibility varies among customers largely due to the individual financial situation of the customer. The Group evaluates the risk of uncollectable accounts and provides an allowance for doubtful accounts receivable.

g)   Cash and cash equivalents

In the Consolidated statements of cash flows, the Company includes as cash and cash equivalents all highly liquid investments purchased with an original maturity of three months or less.

h)   Revenue recognition

Revenue is recognized as services are provided to customers. Revenue recognized may result in receivables not yet billed to customers.

However, in the case of revenues for installation fees, the Company recognizes them in the period in which the installation service is completed, jointly with the related costs. Considering that the installation costs are higher than the related revenues, it is considered that this criterion corresponds with U.S.GAAP (see Note 20), because U.S.GAAP requires the deferral of the installation fees and the related costs considering the estimated average useful life of customers. However costs in excess of the related revenues cannot be deferred.

For services paid for by the customers but not yet provided to them, the Company records a liability.

Both services provided for but not billed and services paid for but not rendered, are estimated using technical measurement information systems.

i)   Net income (losses) and dividends per share

The Company calculates net income (losses) and dividends per share on the basis of 984,380,978 common shares outstanding with a $1 nominal value and one vote per share.

-------------------------------------------------------------------------------
4.2. Principal valuation criteria
-------------------------------------------------------------------------------

a) Balances in foreign currency: at exchange rates existing at each period-end. Exhibit G shows details of foreign currency balances. Foreign exchange gains or losses expressed in constant pesos, net of the effect of the inflation, were credited to or charged against net income of each period, as appropriate.

     As the devaluation of the peso has been significant, the CPCECABA issued Resolution No. 3/02, subsequently adopted by CNV Resolution No. 398, that requires for the capitalization of foreign currency exchange differences by debt, originated in the devaluation of the Argentine peso as from January 6, 2002.

     These resolutions establish that capitalized foreign currency exchange differences are in advance for the accounting for inflation and are included in the future restatement of the financial statements in constant pesos. Meanwhile, the excess over these constant figures will be recorded in the financial statements. The Company calculated the capitalization following the methodology described in these resolutions. The financial results capitalized are detailed in Note 5.r and Exhibit A.

     Considering that in the second quarter of fiscal year 2002, the restatement in constant pesos was reestablished and, considering the volatility of the economical and operating variables that affect the Group's business, the management of Telecom considers reasonable not to capitalize foreign currency exchange differences on fixed assets from April 1, 2002.

b) Cash and banks, trade accounts and other receivables and liabilities (except for retirement benefits): at nominal value plus accrued interest at each period-end, where applicable.

c)   Investments:
     o    Short term investments: at nominal value plus accrued interest.
     o Public bonds to be held to maturity: at cost plus amortized discount earned using the market rate of return at date of purchase (see the additional information in Note 3).
     o    Other public bonds: at market value less estimated sales costs.
     o    Equity investments:
          - subsidiaries in the unconsolidated financial statements: at VPP based upon subsidiaries financial statements and using comparable accounting criteria as are used for the Company's consolidated financial statements.
          - related companies: at VPP based upon related companies financial statements and using comparable accounting criteria as are used for the Company's consolidated financial statements. In those companies where their financial statements closing date is different than that of the Company, financial statements with a closing date of no more than three months are used for consolidation purposes.

          The management of the Company is not aware of any event that modifies its financial position or the results of its operations or significantly affects the valuation of its investments in subsidiaries or related companies and the corresponding results at September 30, 2002, since the approval date of their financial statements.

     o    Investment in Intelsat Ltd.: at acquisition cost or VPP, the least.
     o    Capital contributions: at nominal value restated as detailed in Note
          4.1.d.

     Investments in foreign companies were valued at exchange rates existing at each period-end. Foreign exchange gains or losses are credited to or charged against net income of each period, as appropriate within Financial and holding results - Generated by assets - in the Consolidated statement of income. Investments are detailed in Exhibit C and D.

d) Inventories: at each period-end replacement cost. Inventories have been recorded at amounts, which do not exceed their net realizable value.

     The sales prices of cellular handsets are influenced by a marketing strategy to achieve higher market penetration by reducing customer access costs, without losing sight of the overall cellular business profitability. As a result, on occasion, the management of the Company decides to sell handsets at prices lower than replacement cost. As these sales price policies are the result of decisions of the management of the Company, promotional prices are not used to calculate the net realizable value of such inventories.

e)   Other assets:
     o Deferred printing costs: at cost restated as detailed in Note 4.1.d, which is expensed as directories are issued.
     o    Raw materials: at replacement cost.

f)   Fixed assets:
     o Transferred from ENTel: at the transfer price, restated as detailed in Note 4.1.d less accumulated depreciation at period-end. At September 30, 2002, title transfer of 4% of these assets remains to be completed; the Company is in full possession of these assets and they are integrated into the economic activity of the Company.
     o Acquired subsequent to November 8, 1990: at acquisition cost, restated as detailed in Note 4.1.d less accumulated depreciation.

     The cost of fixed assets whose construction over a prolonged period of time is financed includes capitalized interest on associated third party financing. These costs are detailed in Note 5.r and Exhibit A.

     Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the amount of unpaid installments and purchase price options, net of unearned interest, recorded as a liability.

     Fixed assets, whose operating condition warrants replacement earlier than the end of the useful life, are depreciated based on the remaining useful life assigned in accordance with the Company's investment plan.

     Fixed assets are depreciated using the straight-line method over the estimated useful lives of each asset class.

     Fixed assets, net of accumulated depreciation, taken as a whole, are not valued in excess of recoverable value (see the additional information in Note 3). Fixed assets activity is detailed in Exhibit A.

g) Intangible assets: at acquisition cost, restated as detailed in Note 4.1.d less accumulated amortization at period-end.

     The cost of intangible assets developed over a prolonged period of time includes capitalized interest on associated third party financing. These costs are detailed in Note 5.r.

     Intangible assets are depreciated using the straight-line method over the estimated useful lives of each asset class, as follows:

           System development costs                       60 months
           Debt issue costs                               Initial debt term
           PCS licenses                                   180 months
           Usage rights                                   180 months
           Exclusivity rights                             Contract term
           Websites                                       24 months
           Trademarks and patents                         180 months
           Goodwill on investments acquired               60 months

     Intangible assets activity is detailed in Exhibit B.

h) Dismissal indemnities and termination payments are charged to Other expenses when a termination decision is made.

i) Debt: corporate bonds, together with any premium or discount at issuance, are valued at nominal value plus accrued interest at period-end. Premiums or discounts are amortized on a straight-line basis over the debt period.

     Legal fees, commissions and other bond issuance costs corresponding to debt issuance are capitalized as Intangible assets and amortized over the term of the corresponding debt. Amortization is classified within Financial and holding results in the Consolidated statement of income.

     The costs of foreign currency and interest rate swap contracts were amortized on a straight-line basis over the term of the corresponding debt and classified within Interest on debt and Foreign currency exchange losses within Financial and holding results in the Consolidated statement of income. Results from swaps cancellation described in Note 8 are included within Financial and holding results in the Consolidated statement of income.

j)   Taxes payable:

     o Income Tax: income tax is calculated on estimated taxable income at the statutory tax rate in effect at period end (35%). The resulting amount was charged to Income tax in the Consolidated statement of income. It also includes the effects of the adoption of the deferral method (see Note 10).
     o Tax on minimum presumed income: the Telecom Group has estimated tax loss carryforward by the end of fiscal year 2002. Consequently, for the nine month period ended September 30, 2002, a credit for tax on minimum presumed income was recorded and has been included in Other receivables, because it was estimated that the payments for this tax will be recoverable within the legal term of prescription.
     o Tax on corporate indebtedness: Argentina imposed a tax on certain types of interest and other financial costs paid by the Company for loans obtained from domestic financial institutions and for the issuance of corporate bonds.
     o Turnover Tax: for the nine months periods ended September 30, 2002 and 2001, turnover taxes as an overall percent of applicable revenues were 3.33% and 3.42%, respectively.

k)   Other liabilities:

     o Retirement benefits: represent obligations for accrued and unpaid benefits stipulated in collective bargaining agreements. Accruals are actuarially determined based upon existing information at each period-end.

l)   Reserves:

     o Asset reserves: have been provided for doubtful accounts receivable, other receivables and for inventories whose realization is not assured based upon period-end analyses. Additional information is given in Note 3.

     o Liability reserves: have been provided for contingencies based upon management estimates and the opinion of legal counsel.

     Activity in these reserves is detailed in Exhibit E.

m) Shareholders' equity accounts: they are restated as described in Note 4.1.d, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

n)   Statement of income accounts: they are restated as follows:

     o charges by consumption and non monetary assets depreciation (fixed and intangible assets) were recorded considering the restated amounts;
     o financial results in constant pesos are disclosed net of the effect of the inflation generated by the corresponding assets and liabilities;
     o    other results at cost restated as described in Note 4.1.d.

o) Unusual losses: represent losses that perform only one of the necessary requirements to be classified as extraordinary (atypical and exceptional issue) and that must be shown as a separate caption in the ordinary results.

     They corresponded to a part of the "Tax on credits and debits in bank accounts and other operations" that impacts directly in the costs of the Group, because, until February 18, 2002, only one portion of this tax could be deducted from the determinative income tax and VAT. The new tax is in force since April 3, 2001 to December 31, 2002. Its collection will be affected to the creation of a Fund of Public Emergency and the Government had expressed its intention to consider the total tax as payment in advance of VAT and income tax at the moment that it would cease the economic emergency.

     As a consequence of the serious economic crisis and the importance of this tax measured in terms of tax collection, the management of the Company estimates that this tax will be in force after December 31, 2002. So that, in the second quarter of fiscal year 2002, $35 millions of unusual losses have been reclassified to Operating costs.

NOTE 5 - DETAILS OF PRINCIPAL CONSOLIDATED FINANCIAL STATEMENT CAPTIONS

The composition of principal financial statement captions is as follows:

-------------------------------------------------------------------------------
Consolidated balance sheets at September 30,                2002           2001
-------------------------------------------------------------------------------
CURRENT ASSETS
a) Cash and banks
      Cash                                                     4              8
      Banks                                                   70             52
      National and provincial Public bonds (*)                31              -
                                                        -----------------------
(*) With settlement power in their respective
    jurisdictions and used by the Company to pay
    taxes there.                                             105             60
                                                        =======================
b) Investments
      Short term investments (Exhibit D)                     827            544
      Public bonds (Exhibit C)                                48             55
                                                        -----------------------
                                                             875            599
                                                        =======================

c) Trade accounts receivable
      Basic national and international telephone
        service, data transmission and Internet              549          1,294
      Cellular telephone service in the Argentine
        Republic                                             270            565
      Cellular telephone service abroad                       92             71
      Directories edition                                     32            133
                                                        -----------------------
         Subtotal of trade accounts receivable               943          2,063
     Allowance for doubtful accounts receivable
       (Exhibit E)                                         (304)           (417)
                                                        -----------------------
                                                             639          1,646
                                                        =======================
d) Other receivables
      Deferred tax assets (Note 10)                          565            102
      Tax credits                                             18             42
      Prepaid expenses                                        14             46
      Accounts receivable from employees                       7             24
      Accounts receivable from unions                          1              2
      Swap agreements collateral                               -            148
      Various                                                 37             76
                                                        -----------------------
                                                             642            440
                                                        =======================
e) Inventories
      Cellular handsets and equipment (Exhibit F)             27             88
      Allowance for obsolescence of inventories
        (Exhibit E)                                           (2)           (11)
                                                        -----------------------
                                                              25             77
                                                        =======================

--------------------------------------------------------------------------------
Consolidated balance sheets at September 30,                2002            2001
--------------------------------------------------------------------------------
f) Other assets
      Deferred printing costs                                  9             11
      Raw materials                                            5              4
                                                        -----------------------
                                                              14             15
                                                        ========================
NON CURRENT ASSETS
g) Trade accounts receivable
      Basic national telephone service                         1              4
      Directories edition                                      1              -
                                                        -----------------------
                                                               2              4
                                                        =======================
h) Other receivables
      Deferred tax assets (Note 10)                          136              -
      Credit on tax on minimum presumed income                73             49
      Other tax credits                                        2             14
      Certificates of tax credit                              29             24
      Prepaid expenses                                         8             13
      Receivables from sale of Sky Argentina S.C.A.            5             11
      Various                                                  1              2
                                                        -----------------------
        Subtotal                                             254            113
      Allowance for other receivables                        (5)              -
                                                        -----------------------
                                                             249            113
                                                        =======================

CURRENT LIABILITIES
i) Accounts payable
      Vendors                                                424            824
      Advances from customers (Note 4.1.h)                    18             19
      Capital leases (Note 11)                                17             77
      Companies Law No. 19550 Sect. 33 and
        related parties (Note 7.d)                            13            113
                                                        -----------------------
                                                             472          1,033
                                                        =======================
j) Compensation and social benefits payable
      Vacation, awards and social benefits                    44             91
      Termination benefits                                    14             20
      Compensation fund                                        4              9
                                                        -----------------------
                                                              62            120
                                                        =======================
k) Taxes payable
      Tax on minimum presumed income                          37              1
      Income tax (net of payments)                             -             23
      VAT (net of payments)                                   32             75
      Turnover tax                                            24             49
      Tax on corporate indebtedness                            -              4
      Other taxes                                             20             49
                                                        -----------------------
                                                             113            201
                                                        =======================
l) Other liabilities
      Contributions to social programs for
         Internet access and others                           13             29
      Repair funds                                             6             15
      Various                                                  5              7
                                                        -----------------------
                                                              24             51
                                                        =======================
NON CURRENT LIABILITIES
m) Accounts payable
      Vendors                                                  -              2
      Capital leases (Note 11)                                 3             22
                                                        -----------------------
                                                               3             24
                                                        =======================

n) Compensation and social benefits payable
      Termination benefits                                    20             55
      Compensation fund                                       11             31
                                                        -----------------------
                                                              31             86
                                                        =======================
o) Other liabilities
      Retirement benefits                                      8             15
      Various                                                  5             14
                                                        -----------------------
                                                              13             29
                                                        =======================

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME                           Income (expense)
                                                        ------------------------
Periods ended September 30,                                 2002            2001
--------------------------------------------------------------------------------
p) Net sales
      National and international telephone service         1,917          3,328
      Cellular telephone service                             821          1,405
      Data transmission and Internet                         319            478
      Directories edition                                      6             86
                                                        ----------------------
         Gross sales                                       3,063          5,297
      Turnover tax                                          (102)          (181)
                                                        -----------------------
                                                           2,961          5,116
                                                        =======================
q) Equity losses from related companies
      Amortization of goodwill of Soluciones,
         Micro Sistemas and Cable Insignia                  (10)           (13)
      Multibrand/ Latin American Nautilus/
         Agroconnection/ Nahuelsat                          (18)            (5)
                                                        -----------------------
                                                            (28)           (18)
                                                        =======================
r) Financial and holding results
   Generated by assets
      Interest earned on short term investments              (23)            33
      Interest earned on trade accounts receivable            58             69
      Foreign currency exchange gains                        634              4
      Results from translation                                72              -
      Results on holding of national and
         provincial public bonds by collection               (70)             -
      Losses on exposure to inflation                     (2,225)             -
      Other financial results                                 14              -
                                                        -----------------------
       Total generated by assets                         (1,540)            106
                                                        -----------------------
   Generated by liabilities
      Interest on debt (*)                                 (705)          (511)
      Capitalized interest and foreign currency
         exchange differences by debt on work in             129            84
         progress and intangible assets
      Capitalized foreign currency exchange
         differences by debt                                 795              -
      Results from swaps cancellation                       (286)             -
      Tax on corporate indebtedness                           (4)           (13)
      Foreign currency exchange losses                    (5,131)           (14)
      Gains on exposure to inflation                         956              -
      Other financial results                                (54)           (19)
                                                        -----------------------
        Total generated by liabilities                    (4,300)          (473)
                                                        -----------------------
        Total financial and holding results               (5,840)          (367)
                                                        =======================
(*) Includes (7) and (7), respectively, corresponding to the amortization of debt issue costs.

s) Other expenses, net
      Dismissal indemnities and termination benefits         (27)           (64)
      Reserves for contingencies                             (53)           (33)
      Disposal of inventories leased without charge          (22)             -
      Net income from sale of fixed assets and
         other income (expense), net                         (13)           (13)
                                                        -----------------------
                                                            (115)          (110)
                                                        =======================
t) Unusual losses
      Tax on bank debits and credits                           -            (24)
                                                        =======================

NOTE 6 - SUPPLEMENTARY CONSOLIDATED CASH FLOW INFORMATION

The Group uses the indirect method of reconciling net income to cash flows provided by operating activities.

Funds in excess of daily cash needs are invested in short term investments with maturities of less than three months and, as a result, such investments are not presented in the Consolidated statements of cash flows.

The composition of cash and cash equivalents is as follows:

-----------------------------------------------------   ---------------------------------------------------
At September 30,                      2002       2001   At December 31,                      2001      2000
-----------------------------------------------------   ---------------------------------------------------
Cash and banks                          74         60   Cash and banks                        129        53
Short term investments                 827        544   Short term investments                338       646
                                    -----------------                                     -----------------
Total of cash and cash equivalents     901        604   Total of cash and cash equivalents    467       699
                                    =================   ===================================================

Income tax payments are as follows:

-----------------------------------------------------------------------------------------------------------
Periods ended September 30,                                                                  2002      2001
-----------------------------------------------------------------------------------------------------------

Income tax paid                                                                                 -       234
                                                                                          =================

Changes in assets and liabilities by financial statements caption are as follows:

--------------------------------------------------------------------------------
Periods ended September 30,                                 2002           2001
--------------------------------------------------------------------------------
Decrease (increase) in assets
    Investments not considered as cash or cash equivalents    58              -
    Trade accounts receivable                                  8            (80)
    Other receivables                                      1,077            (55)
    Inventories                                             (33)             84
    Other assets                                             (1)              2
                                                        -----------------------
                                                           1,109            (49)
                                                        =======================
Increase (decrease) in liabilities
    Accounts payable                                        (392)          (537)
    Compensation and social benefits payable                (128)           (11)
    Taxes payable                                           (181)            100
    Other liabilities                                        (46)           (38)
    Reserves                                                 (95)           (18)
                                                        -----------------------
                                                            (842)          (504)
                                                        =======================

o     Principal non-cash transactions

The principal non-cash transactions, which are not reflected in the Consolidated statements of cash flows, are as follows:

Fixed asset acquisitions financed by debt and
  accounts payable                                            11            227
Fixed asset acquisitions financed by capital leases            1              4
Intangible asset acquisitions financed by
  accounts payable                                             -              2
Capitalized interest on work in progress and
  intangible assets                                           66             84
Inventories leased without charge                             11             27
Transactions with national and provincial
  public bonds
      Trade accounts receivable collections                  672              -
      Income tax payments                                    (40)             -
      Other taxes payments                                  (296)             -
      Accounts payable payments                             (178)             -
                                                        -----------------------
                                                             247            344
                                                        =======================

o     Principal investing activities

Fixed asset acquisitions include the following:

Debt repayment on fixed assets acquired in prior periods    (224)          (418)
                                                        =======================

Intangible asset acquisitions include the following:

System development costs                                     (18)           (42)
Usage rights                                                  (1)             -
Exclusivity rights                                            (3)           (13)
PCS license                                                    -           (186)
                                                        -----------------------
                                                             (22)          (241)
                                                        =======================

Funds used and generated by Investments not considered as cash or cash equivalents are as follows:

Public bonds                                                  59            (55)
Proceeds from sales of fixed assets                            1              2
                                                        -----------------------
                                                              60            (53)
                                                        =======================

o     Principal financing activities

The principal components of financing activities are:

Corporate bonds                                                -            361
Bank loans                                                     4          1,024
                                                        -----------------------
Debt proceeds                                                  4          1,385
                                                        =======================

Corporate bonds                                                -           (221)
Bank loans                                                   (45)          (712)
                                                        ------------------------
Repayment of debt                                            (45)          (933)
                                                        ========================
Corporate bonds                                             (192)          (221)
Swap contracts collateral                                    (68)          (148)
Bank loans                                                   (80)          (111)
Fixed asset and inventory acquisitions                       (99)          (155)
Tax on corporate indebtedness                                 (2)           (20)
Debt issue cost (intangible assets)                            -             (2)
                                                        ------------------------
Payment of interest and related expenses                    (441)          (657)
                                                        ========================

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND PARTIES AND CONTROLLING COMPANY AS DEFINED UNDER LAW No. 19550 SECTION 33

a)    Controlling company

Nortel, headquartered at Alicia Moreau de Justo 50, 11th floor, Ciudad Autonoma de Buenos Aires, holds 51% of the Company's Class "A" shares and 8.47% of the Company's Class "B" shares (representing 3.74168% of the Company's shares), which places it in control of the Company under Law No. 19550, Section 33. Ownership of Nortel is equally divided between the Operators.

b)    Related parties

Related parties are those legal entities or individuals other than the controlling company or related companies defined under Law No. 19550, Section 33, and which are related to the Operators.

c)    Management Contract

In accordance with point 3.1.3 of the Pliego, the Company entered into a management agreement with the Operators, approved by Decree No. 2332/90 as appendix of the Transfer Agreement. The Management Contract ("the Contract") would be automatically renewed as long as the Company continued to provide services during the exclusivity period.

Under this contract, the Operators committed to provide the Company with their experience, technology and operating skills in the area of public telecommunications services including, between other provisions, the selection and hiring of qualified management personnel.

In August 1999, the Board of Directors ratified a new five year Management Contract (effective since the expiration date of the previous contract) with terms and conditions substantially equivalent to the original contract, renewable for a subsequent five year period upon agreement by the parties.

In October 2001, considering the Argentine economic recession, the Operators granted the Company a temporary decrease of the fee set forth in Point 2.7 of the Contract ("Management Fee"), from 3% to 1.25%, without affecting neither the services to be provided by the Operators nor the clauses of the Contract. This decrease was effective during the period extending from October 1, 2001 to March 31, 2002.

Considering the seriousness and extension of the economical crisis of Argentina, the Board of Directors asked the Operators to suspend the accrual and payment of the Management Fee. This suspension will be effective from April 1, 2002 through the effectiveness of the public emergency set forth by Law No. 25561.

The reply of the Operators was received on May 31, 2002, expressing their will of not being unaware of the Company's situation and their conformity to the provisional suspension - except for the provisions of the section referred to as "Management and Know - how" on highly qualified personnel to assist in the management - of the rights and obligations of the parties provided for in such section, which includes the suspension of the accrual and collection of the Management Fee from April 1, 2002 to December 31, 2002. The latter notwithstanding the special services required by the Company pursuant to what is specifically provided in the Contract.

France Cables et Radio S.A. and Telecom Italia SpA. (as the Operators - pursuant to Decree No 62/90, as amended and supplemented -) state that, given this complex and extremely serious situation, confirm their intention to provide Telecom with all the reasonable support and cooperation in order to help the Company overcome its present difficulties, exclusively recovering travelling and hotel expenses related to their involvement in these matters.

d)    Balances with Law No. 19550, Sect. 33 related companies and parties:
-------------------------------------------------------------------------------
Consolidated balance sheets at September 30,                2002           2001
-------------------------------------------------------------------------------
NON CURRENT ASSETS
Investments
Multibrand (Exhibit C)                                         1              2
                                                        -----------------------
   Total with related companies                                1              2
                                                        =======================
CURRENT LIABILITIES
Accounts payable
Multibrand                                                     1              4
Latin American Nautilus                                        1              -
Nahuelsat                                                      2              -
                                                        -----------------------
   Total with related companies                                4              4
                                                        -----------------------

Telecom Italia S.p.A. Argentina branch                         -             35
Telesoft S.p.A. Argentina branch                               -             13
Saritel S.A.                                                   -              4
Pirelli Cables S.A.                                            -              2
Teco Soft Argentina S.A.                                       3              -
France Cables et Radio Argentina branch                        5             42
Tel 3 S.A.                                                     -              4
Sofrecom Argentina S.A.                                        1              9
                                                        -----------------------
  Total with related parties                                  9             109
                                                        -----------------------
Total                                                         13            113
                                                        =======================

e)    Transactions with Law No. 19550, Sect. 33 related companies and parties:

                                                                 Cost of
o     Services received                                    services provided
      -----------------                                 ------------------------
Multibrand                                                    (2)            (4)
Latin American Nautilus                                      (10)            (2)
Nahuelsat                                                     (5)            (9)
Intelsat Ltd.                                                 (5)            (6)
                                                        -----------------------
      Subtotal related companies                             (22)           (21)
                                                        -----------------------
Telecom Italia S.p.A. Argentina branch                       (12)          (104)
Telesoft S.p.A. Argentina branch                              (9)           (31)
Teco Soft Argentina S.A.                                     (10)             -
Olivetti Argentina S.A.                                       (2)            (4)
France Cables et Radio Argentina branch                      (14)          (108)
Sofrecom Argentina S.A.                                       (8)           (15)
Tel 3 S.A.                                                    (1)            (4)
                                                        -----------------------
      Subtotal related parties                               (56)          (266)
                                                        -----------------------
Total cost of services provided                              (78)          (287)
                                                        =======================

                                                           Fixed assets and
o     Goods purchased                                      intangible assets
      ---------------                                   ------------------------
Telesoft S.p.A. Argentina branch                               6             44
Teco Soft Argentina S.A.                                       3              -

Pirelli Cables S.A.                                            1              -
Sofrecom Argentina S.A.                                       12             24
Tel3 S.A.                                                      5             15
Olivetti Argentina S.A.                                        -              4
Saritel S.A.                                                   -              4
                                                        -----------------------
Total goods purchased to related parties                      27             91
                                                        =======================

f)    Information on companies of the Telecom Group

o     Merger with Internacional

      Telintar, a company dissolved and then merged with Internacional, that was then merged into the Company as from October 1, 1999, presented to the DGI in April 1995 a claim for the refund of income and asset taxes of approximately $6 millions. As the DGI has yet to rule on the company's claim, the corresponding requested refund has not been recorded.

o     Merger with Telecom Internet

      On November 6, 2001, the Boards of Directors of the Company and Telecom Internet entered into a Preliminary Agreement by which Telecom Internet (which would be dissolved without liquidation) will be merged into the Company as from December 1, 2001, subject to the granting of the authorization of the Regulatory Authorities and the approval of the Shareholders' Meetings of both companies.

      On November 28, 2001, the SC authorized Telecom Internet to transfer its register for rendering of Internet Access Service in favor of the Company. Consequently, according to the Preliminary Agreement mentioned above, the activities of both companies were integrated as from December 1, 2001.

      The Board of Directors and the Shareholders' Meetings of both companies approved the merger that was registered at the Justice Department's Inspector General ("IGJ") on July 25, 2002.

o     Sale of shares of Agroconnection

      On April 24, 2002, the Board of Directors approved the transfer of its interest in Agroconnection (21,428 Class "A" preferred shares) to the remaining shareholders of that company. The transfer price was agreed in $150,000, of which $1,000 were paid in cash and the balance will be cancelled by way of a credit to advertise in the Agro Connection S.A. site. This operation was fulfilled on June 28, 2002.

o     Sale of interest in Intelsat Ltd.

     On June 6, 2002, the Board of Directors approved the transfer of its interest in Intelsat Ltd. in the Initial Public Offering ("IPO") of its ordinary shares that this company intends to conduct at the NYSE and that must be completed by no later than December 31, 2002. It should only be transferred 200,432 ordinary shares of the whole interest of the Company (260,432 ordinary shares)

NOTE 8 - DEBT

Debt consists of the following:

--------------------------------------------------------------------------------
Consolidated balance sheets at September 30,                2002            2001
--------------------------------------------------------------------------------
Current
Corporate bonds                                            5,964            701
Bank loans and others                                      2,547          1,017
Fixed asset acquisitions                                   2,789            533
Inventory acquisitions                                       579            133
                                                        -----------------------
                                                          11,879          2,404
                                                        -----------------------
Non-current (*)
Corporate bonds                                                -          2,851
Bank loans and others                                          -            754
Fixed asset acquisitions                                       -          1,254
Inventory acquisitions                                         -            257
                                                        -----------------------
                                                               -          5,116
                                                        -----------------------
Total debt                                                11,879          7,520
                                                        =======================

(*) The increase in current debt is originated in the reclassification of 5,689 as a result of the event of default described in Note 14.

-----------------------------------------------------------------------------------------------------------------
Corporate bonds of the Company
-----------------------------------------------------------------------------------------------------------------

The Company issued various debt  instruments  under  Corporate  Bonds Law No. 23576.  The following is a summary of the major characteristics of each outstanding issue:

-----------------------------------------------------------------------------------------------------------------
                                                                            Annual      Book value   Market value
      Global          Date of      Nominal value     Term,    Maturity     interest    at September  at September
      program          issue       (in million)    in years     date      rate as a %  30, 2002 (a)    30, 2002
-----------------------------------------------------------------------------------------------------------------
B
-----------------------------------------------------------------------------------------------------------------
     Series C        11.15.95           US$ 200         7    11.15.02       12.0000          472      (e)  142
     Series E          5.5.97           US$ 100         8      5.5.05    (b) 5.2450          374           112
     Series F         5.30.97     (d)  Euro 207        10     5.30.07        8.8750          763           267
     Series H         3.18.98     (d)  Euro 207        10     3.18.08    (c)4.97938          763           267
     Series I          4.8.99          Euro 200         5      4.8.04        8.3750          738           259
     Series K          7.1.99          Euro 250         3      7.1.02        7.2500          923           207
--------------------------------------------------------------------------------------------------------------


                                      55

D
--------------------------------------------------------------------------------------------------------------
     Series 1          4.7.00          Euro 250         3      4.7.03        7.6250          923           330
     Series 2          7.2.01          Euro 190         3      7.2.04        9.5000          701           147
--------------------------------------------------------------------------------------------------------------
Itl. = Italian Lira                                              Capital plus premiums     5,657         1,724
                                                                                                     =========
                                                                       Accrued payable
                                                                              interest       307
                                                                                       ---------
                                                                                           5,964
                                                                                       =========
(a)   Tax on corporate indebtedness is not included.
(b)   The series was issued at LIBOR plus 3.125%.
(c)   6 month LIBOR for Itl plus 1.5%.
(d)   They were originally issued in Itl.
(e)   Last available quotation.

o     Use of financing proceeds

Series C was applied to restructure liabilities and working capital in Argentina. As a result of the repurchase of obligations in 1997 (US$72 millions) and retirement of obligations on November 15, 1999 (US$1,873,000), the principal balance outstanding is US$126,127,000.

Series E was applied to restructure liabilities.

Series F, H, I, K, 1 & 2 were used to restructure liabilities and for working capital in Argentina.

o     Global debt programs

[ ]   Global program B

The period for debt instruments permitted to be issued under this program ended August 10, 1999. At September 30, 2002 the Company has six series of bonds outstanding under this program.

[ ]   Global programs C and D

The Company has two programs for the issue and re-issue of corporate bonds not convertible into shares: one for short-term debt up to US$200 million ("C") and one for medium term debt up to US$1,500 million ("D"). At September 30, 2002 the Company has two series of bonds outstanding under program D.

o     Characteristics of corporate bonds

Shareholders granted the Board of Directors the authority to set the terms of debt instruments within each program: amount, interest rate, series price and currency denomination.

Debt instruments corresponding to corporate bonds and indebtedness programs have been assessed by two businesses which rate risk within Argentina.

Terms and conditions of corporate bonds establish certain commitments by the Company, in case that:

a) The Company permits certain liens on assets or revenues in order to offer security for certain debt obligations without offering equal coverage to corporate bonds outstanding.

b) The Company and its subsidiaries may merge or consolidate with any outside party, selling or otherwise disposing of assets which may be considered integral to the provision of telecommunication services.

---------------------------------------------------------------------------------------------------------------------
Banks loans
---------------------------------------------------------------------------------------------------------------------

o        Syndicated loans to Telecom

---------------------------------------------------------------------------------------------------------------------
                                                                                                           Net book
        Lead        Nominal value    Term,      Maturity       Annual interest               Debt           value at
        bank        (in million)     in years     date           rate as a %             amortization     9.30.02 (a)
---------------------------------------------------------------------------------------------------------------------
Banc of America        US$ 135          3        9.28.03   LIBOR plus 1.625% (year 1)    At  maturity.        518
                                                           LIBOR plus 1.875% (year 2)    Pre-payment
                                                           LIBOR plus 2.125% (year 3)    permitted.
---------------------------------------------------------------------------------------------------------------------
(a) Includes capital and interest                                                                             518
                                                                                                           ==========

At September 30, 2002 LIBOR was 1.71%.

o     Titan financial trust

As a consequence of the issuance of Decree No. 992/02 ("Rearrangement of the financial system"), Personal expressed its will of suspending the signature of the documents corresponding to the rescheduling of negotiations intended to amend the terms and conditions of the TITAN Financial Trust - Telecom Personal 2000 Class I, the trustee thereof being Bank of America N.A., Buenos Aires branch, for two promissory notes in the amount of US$30 millions each. This situation generated controversies and differences between the parties resulting in the execution of an arbitration agreement, whose decision shall be unappealable by the parties. If such arbitration does not compel Personal to fulfill the proposal, the notes will be considered as payable on demand.

o     Other bank loans

In addition, the Group is indebted under bank loans for 1,826 (capital, interest and exchange rate differences), bearing an average annual rate of 5.39%, of which 1,071 belong to the Company.

--------------------------------------------------------------------------------
Fixed asset acquisitions
--------------------------------------------------------------------------------

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.89%. Some of the more pertinent are:

o     Ceded by ENTel to Telecom

L'Instituto Centrale Per Il Credito a Medio Termine ("Mediocredito Centrale") granted the Argentine government a loan credit of approximately Euro 103 millions to finance a project for the digitalization of the Argentine telephone network.

The Argentine government ceded to the Company rights to this loan credit for approximately Euro 50 millions. Reimbursement of the capital used will be made in thirty semi-annual, equal installments bearing an annual interest rate of 1.75%. The Argentine government continues to be the debtor obligated to repay the Mediocredito Centrale. The Company is obligated to comply with the loan credit's terms and, should it fail to make defined loan installment payments, has authorized the Argentine government to settle such debts with amounts owed the Company for telecommunication services rendered to the government after the date of non-compliance. At September 30, 2002 the balance owed is 144, which approximates Euro 39 millions.

o     Japan Bank loan to Telecom

On June 29, 1998, the Company signed a loan agreement with Japan Bank for International Cooperation under which it borrowed Yen 11,652 millions on September 9, 1998 with repayment due on June 15, 2010. At September 30, 2002 the balance owed is 361.

--------------------------------------------------------------------------------
Inventory acquisitions
--------------------------------------------------------------------------------

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.84%.

--------------------------------------------------------------------------------
Derivative financial instruments
--------------------------------------------------------------------------------

Under Argentine GAAP, there are no particular accounting and reporting standards for derivative financial instruments. Therefore, the Group records these instruments in accordance with the conditions that arise from the related agreements, recognizing their effects in earnings in accordance with Note 4.2.i. The valuation criterion adopted by the Company was consistent with that accepted under U.S.GAAP until September 30, 2000.

However, SFAS 133 and 138 "Accounting for derivative instruments and hedging activities" were effective for fiscal years beginning after June 15, 2000 in the United States of America. In accordance with these statements the derivative financial instruments should be designated as:

1. Cash flow hedges: if the hedged risk corresponds to the fluctuations in cash flows.

2. Fair Value Hedges: if the hedged risk corresponds to the fluctuations in fair value of an associated asset or liability.

As described in Note 4.1.e, Telecom Group had entered into foreign currency swap and interest rate swaps to hedge the different risks exposed in relation to its debts. However, in connection with its decision to suspend the payments on its financial debts described in Note 14, Telecom Argentina initiated discussions with its counterparts to mutually unwind and terminate its interest rate and currency swap obligations, as payments under such hedges were not consistent with the decision to suspend the payments on its financial debt obligations. In addition, as the Argentine peso is no longer pegged to the U.S. dollar, such hedges no longer served their intended purpose.

As a consequence, during the second quarter of fiscal year 2002, Telecom Group mutually agreed with its swap counterparts to unwind all interest rate and currency swap agreements. The unwinding of these swap arrangements was carried out at its fair value and generated losses of approximately $286 millions before income tax which were recognized in Results from swaps cancellation within Financial and holdings results in the Consolidated statements of income and an increase of Telecom Group's financial debt position by approximately US$75 millions. No cash payments were made to the swap counterparts in connection with the termination of the swap agreements.

NOTE 9 - CAPITAL STOCK

The Company's shares are publicly quoted and traded on the BCBA and the NYSE. Only Class "B" shares are effectively traded, as Nortel owns all Class "A" shares and Class "C" shares are dedicated to the PPP.

Class "B" shares began trading on the BCBA on March 30, 1992 and on the NYSE, under the symbol TEO, on December 9, 1994 in the form of American Depositary Receipts ("ADR" or "ADS") upon SEC approval of the Exchange Offer. Under provisions of the Exchange Offer, holders of the Company's ADRs which are restricted under Rule 144-A and holders of Global Depositary Receipts issued under Regulation S were permitted to exchange them for unrestricted ADR, equivalent to 5 Class "B" shares. As from July 15, 1997 Class "B" shares are traded through the International Quotation System of the Mexican Stock Exchange.

Month end market quotations on the BCBA have been as follows:

       Month       1998          1999         2000          2001         2002
       -----       ----          ----         ----          ----         ----
                 -------------------------------------------------------------
                     Price per share (in Argentine pesos as of each date)
                 -------------------------------------------------------------
     January        6.28          4.80         7.41          4.48         2.68
     February       7.35          5.39         8.37          3.25         2.34
     March          7.18          5.44         6.94          3.13         1.79
     April          7.20          6.85         5.55          3.15         1.15
     May            6.20          5.69         4.94          3.14         0.74
     June           5.90          5.50         5.52          3.09         0.60
     July           6.82          5.39         5.12          1.97         0.68
     August         4.50          5.63         4.70          1.97         0.74
     September      5.92          5.42         4.35          1.71         0.70
     October        6.50          5.50         3.54          1.25         0.99
     November       6.05          5.85         2.96          1.26
     December       5.62          6.88         3.04          1.81

o     Share ownership program

The PPP, established by the Argentine government, included 10% of the Company's shares, representing the Class "C" shares transferred to the former employees of ENTel by the government in December 1992. These shares were pledged to guarantee the balance of the sales price owed by the Company's shareholders to the Argentine government. Prepayment of the balance owed was approved by Decree

No. 1623/99 and made by the PPP in March 2000, thereby releasing the pledge.

Shares held by the Guaranty and Repurchase Fund (the "Fund") of the PPP were restricted from sale until an injunction is released. Once the injunction is lifted, the Fund may sell an amount of shares necessary to cancel the debt owed to former employees participating in the PPP. Shares then remaining in the Fund will be distributed in accordance with the decision of the majority of employees at a special meeting convened in accordance with Decree No. 584/93
Section 15.

The Shareholders' Meeting of March 14, 2000 approved the conversion of 52,505,360 Class "C" shares affected to the PPP into Class "B" shares to facilitate their sale. In May 2000 participating PPP shareholders sold 50,663,377 shares nationally and internationally as approved by the CNV and as registered with the SEC. As of September 30, 2002, 52,415,411 Class "C" shares have been converted into Class "B" shares.

On September 17, 2002, the Judicial Inspector of the PPP required Telecom to take the necessary steps to convert 15,000,000 Class "C" shares held by the Fund into Class "B" shares since the precautionary measures that affected them had been raised. Telecom replied that a conversion requires a Shareholders' Meeting and further proposed to obtain judicial authorization so that said Meeting should consider the conversion of all Class "C" shares into Class "B" shares in order to avoid holding successive Meetings every time shares held by the Fund were released from precautionary measures to be converted. At the date of issuance of these consolidated financial statements, the PPP Inspector has not replied to the proposal.

o     Suspension of the listing of securities

Section 42 incise d) of the Rules to List in the BCBA provides that the Stock Exchange shall suspend the listing of securities in the case the financial statements show negative retained earnings amounting to the total shareholders' equity. However, the BCBA, considering that this situation has been generalized as a result of the Argentine crisis, issued the Administrative Resolution No. 4/2002, approved by CNV Resolution No. 14328, suspending the application of incise d) of mentioned section 42, until December 10, 2003. The securities of the companies under this condition, will be traded in a reduced trading panel.

o Transfer of Telecom's listed shares and Corporate bonds to a reduced trading panel

As a consequence of the negative retained earnings shown in the Consolidated financial statements as of March 31, 2002, because of the serious economic situation described in Note 3, the BCBA resolved to trade Telecom's listed shares in a reduced trading panel, according to the provisions of Section 38 incises b) and c) of the Rules to List in the BCBA. It has also been transferred to a reduced trading panel the trading of the Company's Corporate bonds, according to the provisions of Section 39 incises a) and c) of the above mentioned Rules.

o     ADRs listing in NYSE

Under NYSE rules, the ADRs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 29, 2002, Telecom was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00 within six months of receipt of the notification; if not, the ADRs would be delisted. The Company replied to the NYSE informing that the necessary actions will be taken in the corresponding terms, in order to meet the NYSE standards.

However, the NYSE requested Telecom to inform if the measures to correct the minimum average share price would be adopted by the Board of Directors within six month of receipt of the notification or if the issue would be discussed in the next Shareholders' Meeting.

After informing its intention to comply with the minimum price criteria for securities listed in the NYSE and reaffirming its plans to keep the Company's ADS listed on the NYSE, the Board of Directors in its meeting of October 3, 2002 decided to request shareholder approval for an increase in the number of the Company's Class B shares represented by its ADS (such change the "Ratio Change") and resolved to include the Ratio Change on the agenda for shareholder approval at the next Annual Shareholders' Meeting scheduled for April 2003.

NOTE 10 - INCOME TAX: ADOPTION OF THE DEFERRAL METHOD

o     Income tax

The composition of the income tax recorded in the consolidated statement of income is the following:

      --------------------------------------------------------------------------
      Periods ended September 30,                           2002           2001
      --------------------------------------------------------------------------
      Current tax (expense) benefit                            -            (90)
      Deferred income tax benefit                          2,228             37
      Restatement in constant pesos                        1,164            (64)
      Deferred income tax (expense) related to the
         restatement in constant pesos of fixed assets,
         intangible assets and other assets               (1,389)             -
                                                        ------------------------
      Total                                                2,003           (117)
                                                        ========================

o     Deferred income tax

As from October 1, 2000, the Company and its subsidiaries have accounted for income taxes under the deferral method according to the FACPCE RT 10.

Deferred income tax provision at each period-end has been determined based upon the temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets arise largely from asset realization allowances not deductible for tax purposes, from tax loss carryforwards and from tax basis of foreign currency exchange differences generated by debts in foreign currency. Deferred tax liabilities principally arise from differences in fixed and intangible assets valuation as compared to the tax basis of such assets, substantially due to differences in depreciation and the tax treatment of capitalized interest and the accounting for inflation in those captions.

Under U.S.GAAP, SFAS 109 uses the liability method of accounting. Under this method, deferred income taxes are established for all temporary differences, recognizing their variations in Income tax in the consolidated statement of income. In these aspects, SFAS 109 is substantially consistent with FACPCE RT 10 and with IAS 12.

The following summarizes the composition of the deferred income taxes:

--------------------------------------------------------------------------------
Consolidated balance sheets at September 30,                2002           2001
--------------------------------------------------------------------------------
Net current deferred tax assets (liabilities)
Allowance for doubtful accounts receivable                    99            126
Capital leases                                                 2             29
Reserves                                                       2              7
Income tax loss carryforward, net of allowance               546              -
Fixed assets                                                 (21)           (38)
Intangible assets                                            (35)           (13)
Capitalized financial results on fixed and
  intangible assets, net of depreciation                     (42)           (20)
Others                                                        14             11
                                                        -----------------------
Total net current deferred tax assets                        565            102
                                                        =======================
Net non current deferred tax assets (liabilities)
Capital leases                                                 -              7
Reserves                                                      34             51
Retirement benefits                                            3              4
Income tax loss carryforward, net of allowance                 3             62
Fixed assets                                              (1,515)          (374)
Intangible assets                                            (43)           (31)
Capitalized financial results on fixed and
   intangible assets, net of depreciation                   (600)          (184)
Foreign currency exchange differences originated
  in the devaluation of the peso                           2,245              -

Others                                                         9             20
                                                        -----------------------
Total net non current deferred tax assets (liabilities)      136           (445)
                                                        -----------------------
Total net deferred tax assets (liabilities)                  701           (343)
                                                        =======================

The detail and the expiration date of tax credit carryforwards and the corresponding valuation allowance at September 30, 2002 is as follows:

Expiration date       The Company   Publicom   Personal    Nucleo   Consolidated
---------------       -----------   --------   --------    ------   ------------
2002                            -          -          1        10            11
2004                            -          -          -         8             8
2005                            -          -          2         -             2
2006                            -          -         20         -            20
2007                          387          3        139         -           529
                      ----------------------------------------------------------
Subtotal                      387          3        162        18           570
Valuation allowance             -          -         (3)      (18)          (21)
                      ----------------------------------------------------------
Total                         387          3        159         -           549
                      ==========================================================

NOTE 11 - CAPITAL LEASES

At September 30, 2002 the Group holds capital leases in the amount of 20, of which 19 belongs to the Company. A summary by major class of fixed assets covered by capital leases at September 30, 2002 is as follows:

                            Book value      Lease terms     Amortization period
                            ----------      -----------     --------------------
   Computer equipment              218      2 to 4 years    3, 5, 6 and 10 years
   Vehicles                         17      3 years         5 years
                            ----------
   Original value                  235
   Accumulated depreciation       (145)
                            ----------
   Net value                        90
                            ==========
At September 30, 2002 lease obligations mature annually as follow:

                            Current                                Non current
   At September 30, 2003            18      At September 30, 2004            3
                                                                   -----------
   Unearned interest                (1)                                      3
                            ----------                             -----------
                                    17
                            ----------

NOTE 12 - COMMITMENTS AND CONTINGENCIES

o     Purchase commitments

At September 30, 2002, the Group had entered into purchase contracts with domestic and foreign vendors totaling 24 for: switching and PCS network transmission equipment, construction of network, the repair and/or installation of public telephones, infrastructure works and other services. In general, the contracts have been or are expected to be financed, directly or indirectly, by domestic and foreign vendors.

o     Contingencies

In the normal course of operations, the Company is involved in various legal, fiscal and regulatory proceedings. Such operations are influenced by the development of the legal and regulatory framework of the Argentine telecommunications market.

Some of these proceedings relate to claims of former employees of ENTel, who claim the Company together with ENTel are jointly responsible for various labor claims arising prior to the Company's assumption of operations. In the Transfer Agreement, ENTel and the Argentine government have expressly assumed the obligation to compensate the Company regarding any costs it might experience as a result of such labor claims. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to the Company by the issuance of bonds to the Company. At September 30, 2002 pending amounts claimed in legal proceedings total 16.

In November 1995 the Company, Telefonica, Telintar and the Argentine government were served notice of a complaint by a consumer group, "Consumidores Libres Cooperativa Limitada de Provision de Servicios Communitarios". The suit, entered before the National Court of Federal Administrative Disputes No 7, seeks to declare null and void all regulations and rate agreements since the Transfer Agreement, in order to reduce SBT rates charged by licensees, so that licensees realize a rate of return of not more than 16% annually on fixed assets as described in Point 12.3.2 of the List of Conditions. Additionally, the claim requested return of amounts earned in excess of this rate of return. The Court of Appeals rejected some claims and deferred decisions on others until a formal decision is made, being in an evidentiary phase currently.

Court Room No. 4 of the Court of Appeals, has issued a preliminary injunction ordering the Government and the joint defendant companies, in which Telecom is included, not to carry out the tariffs changes established by section 2 of the agreements approved by Decree No. 2585/91 until a final resolution is issued in the case. This preliminary injunction affects the current tariff regime in Argentina because it suspends the abilities of the telecom companies to increase the tariffs charged based upon the IPC in the USA, one of the terms of the Price Cap formula included in the section 2 of the above mentioned agreement. On October 15, 2001, the Company was served notice about this preliminary injunction and has filed an extraordinary motion before the Argentine Supreme Court of Justice.

In addition, the recent enactment of Law No. 25561 has adopted an analogous decision by suspending US dollars or foreign currency adjustments clauses adopted under public contracts executed by the National Government, including works and public services.

Although the outcome of the above mentioned contingencies may not be predicted with certainty, the management of the Company and its legal counsel believe that the resolution of such matters will not have a material adverse impact on either Company operations or financial position.

NOTE 13 - RENEGOTIATION OF CONTRACTS WITH THE PUBLIC ADMINISTRATION

From the enactment of Law No. 25561, US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1.

Moreover, the National Government is entitled to renegotiate such contracts under the following criteria:

|X| the impact of the tariffs upon the competitiveness of the economy and the income distribution;

|X| the quality of the services and plans of investments, if they are contractually foreseen;

|X|   the client's interests and the possibility to access of the services;

|X|   the security of the systems;

|X|   the profitability of the business.

Decree No. 293/2002 entitled the Ministry of Economy and Infrastructure to renegotiate all these contracts and created the Contracts Renegotiation Commission to give the Ministry the proper counsel. The mentioned decree stated that the public services contracts subject to the renegotiations include the telecommunication area of basic telephone, which is the service rendered by Telecom Argentina.

Then, Decree No. 370/2002 set forth the constitution of such Commission and Resolution No. 20/2002 of the Ministry of Economy approved the Rules for the Renegotiation of Works and Public Services Contracts, including the list of the contracts affected by these rules. The proposals of renegotiations should be filed with the National Government within a term of 120 days from March 1, 2002.

In order to comply with said renegotiation procedure, the Company duly filed with the Contracts Renegotiation Committee information on the impact caused by the economic emergency on its financial position, more specifically on income and the pre-existing mechanisms to adjust tariffs, on operating costs, on indebtedness, on payment commitments with the National Government and on future and on going investments. In addition, Telecom filed economic-financial information for the last three fiscal years and projected information for the years 2002 and 2003.

Resolution No. 38/2002 of the Ministry of Economy establishes that the Public Administration Bodies should not modify, directly or indirectly, the prices and tariffs of the public services in the meantime of the renegotiation.

NOTE 14 - SUSPENSION OF PAYMENTS OF FINANCIAL DEBT OF THE TELECOM GROUP

As a consequence of the devaluation and the volatility of the Argentine peso, the conversion into pesos of the Company's tariffs and the macroeconomic and regulatory uncertainties explained in Note 3, the Board of Directors, on their meetings held on March 27, 2002 and June 24, 2002, resolved the suspension of principal and interest payments of all its financial debt and its controlled companies' financial debt in Argentina. Notwithstanding this, the Company will continue meeting its obligations related to commercial activity in the ordinary course of business.

As a result of these decisions, as of September 30, 2002, the Telecom Group had principal debt due for US$394 millions, Euro 252 millions, Yen 685 millions and $175 millions, and interest debt due for US$17 millions, Euro 41 millions, Yen 32 millions and $7 millions. At the date of issuance of these consolidated financial statements, the Telecom Group has principal debt due for US$433 millions, Euro 252 millions, Yen 685 millions and $175 millions and interest debt due for US$22 millions, Euro 41 millions, Yen 32 millions and $7 millions.

The executed loan agreements and the agreements related to the issuance of Corporate bonds include clauses providing for various causes of unfulfillment, among others:

>>    Failure to pay principal or interest of the pertinent loan at maturity;

>> Failure to pay principal or interest of any other debt contracted either by Telecom or any of its material subsidiaries that equals or exceeds an aggregate of US$20 millions ("cross default" clauses);

>> Telecom's written admission of its inability to meet the commitments at maturity;

>> Any final judgement providing for the payment of an aggregate equal or exceeding US$20 millions;

>> Telecom or any of its material subsidiaries filing petition for bankruptcy relief or reorganization proceedings, or request for approval of an out of court agreement with creditors.

Under the terms of most loan agreements and the agreements related to the issuance of Corporate bonds executed, the occurrence of any of the above mentioned events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event. The parties, their agents or trustees, may elect to exercise this right.

In the case of any event of default, most of the agreements also provide for economic penalties payable through interest additional to the ordinary loan interest. The additional interest varies between an annual average of 2 and 5 %.

At the date of issuance of these consolidated financial statements, some creditors with debts exceeding an aggregate of US$20 millions have exercised their rights to accelerate their maturity.

The Board of Directors has taken and will continue to take the pertinent measures to preserve the Company's value and maximize the cash flow. Telecom is working with its financial advisors to develop a comprehensive restructuring plan of all its financial debt to propose in due time to its creditors.

On September 17, 2002, the first informative meeting with the main creditors of the Group was held. Likewise, the Company intends to continue discussing with its main financial creditors and to celebrate in Argentina and in foreign countries another informative meetings, which places and dates will be determined.

Valuation and disclosure of debt as of September 30, 2002

Argentine GAAP does not provide for specific rules on disclosure of current and non current liabilities for the above described situation.

In valuation matters, the Company has not accrued additional costs for economic penalties as of September 30,

2002, waiting for the results of the debt restructuring process, based on the opinion of its legal counsels, who believe that the Company would have a remote probability of accruing any additional cost at the end of this process.

In disclosure matters, the Company disclosed its debt at March 31, 2002, considering the original maturities because it had been announced the above mentioned debt restructuring process and no creditor had exercised his right of acceleration of maturities.

As some creditors have exercised these rights at the date of issuance of the consolidated financial statements at June 30, 2002, the management of the Company decided, as from that date, to disclose debt with an original non current maturity as current debt. This was done considering the enforceability of liabilities by creditors notwithstanding the fact that they have not been realized. As of September 30, 2002, this reclassification is approximately $5,722 millions. In this way, there are no disclosure differences between the Company's accounting policies and U.S.GAAP (SFAS 78).

NOTE 15 - CAUSES OF MANDATORY REDUCTION OF CAPITAL STOCK

Due to the economic-financial situation described in Note 3, the Company have significantly reduced its shareholders' equity at period-end as a consequence of the losses reported in the nine month period, that have absorbed the totality of reserves and more than fifty per cent of the adjusted capital stock.

The future evolution of the Company's shareholders' equity depends to a great extent on the development of the economic-financial crisis described in Note 3 and, in particular,: (a) on the fluctuation of the U.S. dollar exchange rate given its impact in the Group's liabilities valuation (93% of the consolidated liabilities as of September 30, 2002 is in foreign currency), (b) on the results of the renegotiation of contracts process described in Note 13 due to the effect generated by the devaluation and the "pesification" of Telecom's tariffs on the Group's operating results and Telecom's capacity to generate enough cash flows to face its financial obligations in the current maturity dates and (c) the results on the Group's debt restructuring process.

If the condition described in the first paragraph should continue at the date of issuance of the annual financial statements for the 14th fiscal year, the Company would have to adopt the provisions of section 206, last paragraph of the Argentine Corporation Law referring to the mandatory reduction of capital stock.

However, the National Government through Decree No. 1269/02, has suspended the application of sections 206 and 94, incise 5 of the Argentine Corporation Law until December 10, 2003. Section 94 incise 5 sets forth as a cause of dissolution of a company the loss of capital stock. This situation arises when the Company reports a negative shareholders' equity.

NOTE 16 - CONSOLIDATED INFORMATION BY BUSINESS SEGMENT

Telecommunications services are provided through the distribution of operating activities among various Telecom Group companies. For a better understanding of the distinct activities performed by Telecom Group companies, the management of the Company provides consolidated information by business segment.

In presenting segment information, the Company takes into consideration income and expenses of the individual entities, prior to elimination of intercompany transactions.

As a consequence of the corporate reorganizations performed by Telecom, voice and data transmission services and Internet are currently rendered by the Company. The allocation of income and direct costs to fixed national basic telephone service, international telephone service, data transmission service and Internet is made using the internal information systems of the Company to calculate its results. Based on these systems, the indirect costs of international telephone service, data transmission service and Internet have been allocated to fixed national basic telephone service.

As referred to in Note 10, the Company and its subsidiaries have adopted the deferral method to account for the income tax as from October 1, 2000. Consequently they adopted the provisions of SFAS 109.

Financial expenses related to the acquisition of shares in subsidiaries and subsequent capital contributions have been allocated to fixed national basic telephone service.

Consolidated statement of income by business segment for the nine month period ended September 30, 2002

------------------------------------------------------------------------------------------------------------------------------------
                                              Voice and data services
                                   ---------------------------------------------
                                    National
                                      basic      Int'l                                          Cellular                   Total by
                                   telephone  telephone      Data                              telephone    Directories    business
                                    service     service   transmission  Subtotal    Internet     service        edition    segment
------------------------------------------------------------------------------------------------------------------------------------
Net sales                              1,739        117          254       2,110          55         791              5       2,961

Wages and social benefits               (325)       (16)         (37)       (378)         (6)        (75)           (15)       (474)
Materials and supplies                  (103)        (4)          (5)       (112)         (2)        (26)            (1)       (141)
Bad debts expense                       (119)        (8)          (1)       (128)         (2)        (62)            (6)       (198)
Interconnection costs                   (113)         -            -        (113)          -           -              -        (113)
Lease of circuits                          -         (5)         (12)        (17)         (2)        (14)             -         (33)
Fees for debt restructuring process      (12)         -            -         (12)          -          (3)             -         (15)
Fees and counsel services                (10)         -            -         (10)          -          (3)             -         (13)
Repayment for services                   (44)        (4)          (6)        (54)         (1)         (5)            (2)        (62)
Management fees                          (22)         -            -         (22)          -           -              -         (22)
Advertising                              (11)         -            -         (11)         (2)        (11)             -         (24)
Cost of cellular handsets                  -          -            -           -           -         (12)             -         (12)
Agent commissions                         (2)         -            -          (2)         (1)        (17)             -         (20)
Others                                  (203)       (14)         (11)       (228)         (4)       (173)            (3)       (408)
                                   -------------------------------------------------------------------------------------------------
EBITDA                                   775         66          182       1,023          35         390            (22)      1,426
Depreciation of fixed assets          (1,066)       (25)         (75)     (1,166)        (3)        (315)            (4)     (1,488)
Amortization of intangible assets        (47)         -           (1)        (48)        (1)         (67)             -        (116)
                                   -------------------------------------------------------------------------------------------------
Operating profit (loss)                 (338)        41          106        (191)         31           8            (26)       (178)
Equity losses from related
  companies                              (10)         -          (10)        (20)          -           -             (8)        (28)
Financial and holding results         (4,638)         -           (1)     (4,639)          -      (1,171)           (30)     (5,840)
Other expenses, net                      (59)         -            -         (59)          -         (43)           (13)       (115)
                                   -------------------------------------------------------------------------------------------------
Net income (loss) before income
  tax and minority interest           (5,045)        41           95      (4,909)         31      (1,206)           (77)     (6,161)
Income tax                             1,643         (8)         (36)      1,599         (11)        401             14       2,003
Minority interest                          -          -            -           -           -           4              -           4
                                   -------------------------------------------------------------------------------------------------
Net income (loss)                     (3,402)        33           59      (3,310)         20        (801)           (63)     (4,154)
====================================================================================================================================
------------------------------------------------------------------------------------------------------------------------------------
Amounts under U.S.GAAP
EBITDA                                   720         66          182         968          35         370            (27)      1,346
Operating profit (loss)                 (393)        41          106        (246)         31         (12)           (31)       (258)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Profitability margins (%)

  EBITDA                                44.6       56.4         71.7        48.5        63.6        49.3         (440.0)       48.2
  Operating margin                     (19.4)      35.0         41.7        (9.1)       56.4         1.0         (520.0)       (6.0)
  Pretax profit (loss)/Net sales      (290.1)      35.0         37.4      (232.7)       56.4      (152.5)      (1.540.0)     (208.1)
  Net income (loss)/Net sales         (195.6)      28.2         23.2      (156.9)       36.4      (101.3)      (1.260.0)     (140.3)
  EBITDA margin under U.S.GAAP          41.4       56.4         71.7        45.9        63.6        46.8         (540.0)       45.5
  Operating margin under U.S.GAAP      (22.6)      35.0         41.7       (11.7)       56.4        (1.5)        (620.0)       (8.7)

  ROA (Operating profit (loss)/
    total assets at beginning of
    fiscal year) (on an annual
    basis)                              (9.8)      32.3         50.3        (5.1)      196.8         0.7          (48.8)       (3.6)
  ROE (Net income (loss)/
    Shareholders' equity less
    net income (loss)) (on an
    annual basis)                          -          -            -           -           -           -              -      (106.1)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net balance of fixed assets
    (Exhibit A)                        7,517        269          488       8,274          25       1,893             10      10,202
Net balance of intangible assets
    (Exhibit B)                          166         27            2         195           2         747              5         949
Investment in fixed assets
    (Exhibit A)                          162          2            -         164           1          53              1         219
Investment in intangible assets
    (Exhibit B)                            -          1            -           1           -          23              -          24
Fixed assets depreciation
    (Exhibit A)                       (1,066)       (25)         (75)     (1,166)         (3)       (322)            (4)     (1,495)
Intangible assets amortization
    (Exhibit B)                          (52)         -          (11)        (63)         (1)        (72)             -        (136)
------------------------------------------------------------------------------------------------------------------------------------

Consolidated statement of income by business segment for the nine month period ended September 30, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                              Voice and data services
                                   ---------------------------------------------
                                   National
                                     basic       Int'l                                          Cellular                    Total by
                                   telephone  telephone       Data                             telephone    Directories     business
                                    service    service   transmission   Subtotal    Internet     service        edition      segment
------------------------------------------------------------------------------------------------------------------------------------
Net sales                              3,023        195          394       3,612          69       1,351             84       5,116

Wages and social benefits               (551)       (24)         (58)       (633)        (20)       (139)           (77)       (869)
Materials and supplies                  (188)        (9)         (20)       (217)         (2)        (36)           (24)       (279)
Bad debts expense                       (222)       (15)          (4)       (241)         (2)        (89)            (4)       (336)
Interconnection costs                   (157)        (2)           -        (159)          -           -              -        (159)
Lease of circuits                          -          -          (27)        (27)         (2)        (24)             -         (53)
Fees and counsel services                (22)         -            -         (22)          -           -              -         (22)
Repayment for services                   (91)        (7)          (7)       (105)          -         (16)           (18)       (139)
Management fees                         (206)         -            -        (206)          -           -              -        (206)
Advertising                              (73)        (2)          (4)        (79)        (22)        (32)            (2)       (135)
Cost of cellular handsets                  -          -            -           -           -         (86)             -         (86)
Agent commissions                        (18)         -            -         (18)         (7)        (57)             -         (82)
Others                                  (246)       (30)         (28)       (304)         (9)       (282)            (4)       (599)
                                   -------------------------------------------------------------------------------------------------
EBITDA                                 1,249        106          246       1,601           5         590            (45)      2,151
Depreciation of fixed assets            (880)       (29)         (55)       (964)         (2)       (299)            (2)     (1,267)
Amortization of intangible assets        (51)        (2)          (2)        (55)           -        (49)            (2)       (106)
                                   -------------------------------------------------------------------------------------------------
Operating profit (loss)                  318         75          189         582           3         242            (49)        778
Equity losses from related
  companies                               (5)         -          (13)        (18)          -           -              -         (18)
Financial and holding results           (252)         -            -        (252)          -        (115)             -        (367)
Other expenses, net                      (72)         -           (2)        (74)         (2)        (27)            (7)       (110)
Unusual losses                           (20)         -            -         (20)          -          (4)             -         (24)
                                   -------------------------------------------------------------------------------------------------
Net income (loss) before income
  tax and minority interest              (31)        75          174         218           1          96            (56)        259

Income tax                                22        (49)         (66)        (93)          -         (44)            20        (117)
                                   -------------------------------------------------------------------------------------------------
Net income (loss)                         (9)        26          108         125           1          52            (36)        142
====================================================================================================================================
------------------------------------------------------------------------------------------------------------------------------------
Amounts under U.S.GAAP
EBITDA                                 1,178        106          246       1,530           2         571            (49)      2,054
Operating profit (loss)                  247         75          189         511           -         223            (53)        681
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Profitability margins (%)

  EBITDA                                41.3       54.4         62.4        44.3         7.2        43.7          (53.6)       42.0
  Operating margin                      10.5       38.5         48.0        16.1         4.3        17.9          (58.3)       15.2
  Pretax profit (loss)/Net sales        (1.0)      38.5         44.2         6.0         1.4         7.1          (66.7)        5.1
  Net income (loss)/Net sales           (0.3)      13.3         27.4         3.5         1.4         3.8          (42.9)        2.8
  EBITDA margin under U.S.GAAP          39.0       54.4         62.4        42.4         2.9        42.3          (58.3)       40.1
  Operating margin under U.S.GAAP        8.2       38.5         48.0        14.1           -        16.5          (63.1)       13.3

  ROA (Operating profit (loss)/
    total assets at beginning of
    fiscal year) (on an annual
    basis)                               3.8       22.8         54.0         6.4        11.4         9.1          (45.4)        6.6

  ROE (Net income (loss)/
    Shareholders' equity
    less net income (loss))
   (on an annual basis)                    -          -            -           -           -           -              -         3.7
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net balance of fixed assets
  (Exhibit A)                          8,080        303          542       8,925          24       1,886             13      10,848
Net balance of intangible assets
  (Exhibit B)                            243         27           11         281           2         777              4       1,064
Investment in fixed assets
  (Exhibit A)                            491          7            4         502           7         249              7         765
Investment in intangible assets
  (Exhibit B)                             11          -            -          11           2          38              -          51
Fixed assets depreciation
  (Exhibit A)                           (880)       (29)         (55)       (964)         (2)       (299)            (2)     (1,267)
Intangible assets amortization
  (Exhibit B)                            (55)        (2)         (15)        (72)           -        (52)            (2)       (126)
-----------------------------------------------------------------------------------------------------------------------------------

Consolidated statements of cash flows by business segment

--------------------------------------------------------------------------------------------------------------------
                                                                 Voice              Cellular                Total by
         Nine month period ended September 30, 2002            and data             telephone  Directories  business
                                                               services   Internet   service     edition     segment
--------------------------------------------------------------------------------------------------------------------
Cash flows provided by operating activities                       939         12         286          (1)      1,236
--------------------------------------------------------------------------------------------------------------------
Investing activities
Fixed assets and intangible assets acquisitions                  (233)        (1)       (145)         (1)       (380)
Other investments not considered as cash or cash equivalents       68          -          (8)          -          60
--------------------------------------------------------------------------------------------------------------------
Total cash flows used for investing activities                   (165)        (1)       (153)         (1)       (320)
--------------------------------------------------------------------------------------------------------------------
Financing activities
Proceeds and repayments of debt, net                               (4)         -         (37)          -         (41)
Payment of interest and related expenses                         (359)         -         (82)          -        (441)
Cash and cash equivalents transfer between business segments      (74)       (11)         85           -           -
--------------------------------------------------------------------------------------------------------------------
Total cash flows provided by (used for) financing activities     (437)       (11)        (34)          -        (482)
--------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                             337          -          99          (2)        434
Cash and cash equivalents at the beginning of year                388          -          76           3         467
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at period end                           725          -         175           1         901
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                 Voice              Cellular                Total by
                                                               and data             telephone  Directories  business
         Nine month period ended September 30, 2001            services   Internet   service     edition     segment
--------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used for) operating activities          1,458         (7)        263           2       1,716
--------------------------------------------------------------------------------------------------------------------
Investing activities
Fixed asset and intangible asset acquisitions                    (599)        (9)       (467)         (7)     (1,082)
Other investments not considered as cash or cash equivalents      (53)         -           -           -         (53)
--------------------------------------------------------------------------------------------------------------------
Total cash flows used for investing activities                   (652)        (9)       (467)         (7)     (1,135)
--------------------------------------------------------------------------------------------------------------------
Financing activities
Proceeds and repayments of debt, net                              215          -         230           7         452
Payment of interest and related expenses                         (535)         -        (122)          -        (657)
Dividends paid                                                   (471)         -           -           -        (471)
Cash and cash equivalents transfer between business segments     (259)        38         221           -           -
--------------------------------------------------------------------------------------------------------------------
Total cash flows provided by (used for) financing activities   (1,050)        38         329           7        (676)
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                 (244)        22         125           2         (95)
Cash and cash equivalents at the beginning of year                692          -           7           -         699
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at period end                           448         22         132           2         604
--------------------------------------------------------------------------------------------------------------------

NOTE 17 - CONSOLIDATED QUARTERLY INFORMATION

---------------------------------------------------------------------------------------------------------------
                                                                           Net financial and
                                                            Operating      holding results -           Net
        Quarter ended              Net sales     EBITDA       profit         income (loss)        income (loss)
---------------------------------------------------------------------------------------------------------------
Year 2002:
March 31,                              1,297        629            79               (5,344)          (3,687)
June 30,                                 867        398          (123)              (1,555)            (947)
September 30,                            797        399          (134)               1,059              480
                                   ----------------------------------------------------------------------------
                                       2,961      1,426          (178)              (5,840)          (4,154)

Year 2001:
March 31,                              1,717        699           252                 (124)              69
June 30,                               1,665        701           238                 (121)              21
September 30,                          1,734        751           288                 (122)              52
December 31,                           1,628        595           133                 (140)             (38)
                                   ----------------------------------------------------------------------------
                                       6,744      2,746           911                 (507)             104
---------------------------------------------------------------------------------------------------------------

NOTE 18 - RELEVANT ADDITIONAL INFORMATION

The information described in this note is not required by Argentine GAAP, so that it is additional information.

The management of the Company considers useful this information in order to facilitate the analysis and understanding of the main business variables and, particularly, the way in which the restatement in constant pesos process has impacted in sales, operating costs, EBITDA, financial and holding results and the different captions of the consolidated statement of cash flows.

So that, the historical amounts, which have been used to determine the figures in constant pesos at September 30, 2002 and 2001, are as follows:

      CONSOLIDATED NET SALES
      -------------------------------------------------------------------------------------------------------
      Nine month periods ended September 30,                                           2002          2001
      -------------------------------------------------------------------------------------------------------
      National basic telephone service
        Local measured service                                                             315           323
        DLD measured service                                                               260           282
        Monthly basic charges                                                              373           417
        Supplementary services (monthly charges)                                            70            87
        Installation fees                                                                   12            18
        Public telephones                                                                  110           131
        Interconnection fixed                                                               80            62
        Interconnection cellular                                                            25            16
        Lease of lines and circuits fixed                                                   10            18
        Lease of lines and circuits cellular                                                13            13
        Others                                                                              37            47
        Turnover tax                                                                       (42)          (47)
                                                                                 ----------------------------
                                          Total National basic telephone service         1,263         1,367
                                                                                 ----------------------------

      International telephone service
        Outgoing revenues                                                                   97            88
        Settlement revenues (net)                                                           (5)            3
        Turnover tax                                                                        (3)           (3)
                                                                                 ----------------------------
                                           Total International telephone service            89            88
                                                                                 ----------------------------

      Data transmission
        Terrestrial network                                                                 57            45
        Lease of data circuits                                                              18            27
        Monthly charges and Internet traffic                                                69            61
        International connectivity                                                          38            27
        Others                                                                              15            24
        Turnover tax                                                                       (6)           (6)
                                                                                 ----------------------------
                                                         Total Data transmission           191           178
                                                                                 ----------------------------

      Internet
        Internet monthly fee                                                                32            22
        Internet traffic                                                                    10            10
        Turnover tax                                                                        (2)           (1)
                                                                                 ----------------------------
                                                                  Total Internet            40            31
                                                                                 ----------------------------

      Cellular telephony
      Personal
        Monthly fee and measured service                                                   174           235
        Pre-paid card                                                                       83            80
        Calling Party Pays                                                                 163           185
        Others                                                                              72            89
        Turnover tax                                                                       (23)          (24)
                                                                                 ----------------------------
                                                                                           469           565
                                                                                 ----------------------------
      Nucleo
        Monthly fee and measured service                                                    44            13
        Pre-paid card                                                                       24             7
        Calling Party Pays                                                                  70            24
        Others                                                                              14             2
                                                                                 ----------------------------
                                                                                           152            46
                                                                                 ----------------------------
                                                        Total cellular telephony           621           611
                                                                                 ----------------------------

                                                                                 ----------------------------
                                                       Total directories edition             5            38
                                                                                 ----------------------------

      Total historical net sales                                                         2,209         2,313
      Restatement in constant pesos                                                        752         2,803
                                                                                 ----------------------------
      Total net sales in constant pesos                                                  2,961         5,116
                                                                                 ============================

      CONSOLIDATED OPERATING COSTS
      ----------------------------

      Wages and social benefits                                                           (351)         (393)
      Taxes                                                                                (59)          (64)
      Taxes on bank debits and credits (*)                                                 (25)             -
      Materials and supplies                                                              (102)         (126)
      Transport and freight                                                                (23)          (31)
      Bad debt expense                                                                    (133)         (152)
      Interconnection costs                                                                (83)          (72)
      Lease of circuits                                                                    (33)          (24)
      Fees for debt restructuring process                                                  (14)             -
      Fees and counsel services                                                            (10)          (10)
      Repayment for services                                                               (45)          (63)
      Management fees                                                                      (13)          (93)
      Advertising                                                                          (17)          (61)
      Cost of terminals                                                                     (9)          (39)
      Agent commissions                                                                    (18)          (37)
      Various                                                                             (200)         (175)
                                                                                 ----------------------------
      Total historical operating costs                                                  (1,135)       (1,340)
      Restatement in constant pesos                                                       (400)       (1,625)
                                                                                 ----------------------------
      Total operating costs in constant pesos                                           (1,535)       (2,965)
                                                                                 ============================

(*) At September'01 were disclosed in unusual losses.

      CONSOLIDATED EBITDA
      ------------------------------------------------------------------------------------------------------------
      Nine month periods ended September 30,                                                  2002         2001
      ------------------------------------------------------------------------------------------------------------
      Historical net sales                                                                      2,209       2,313
      Historical operating costs                                                               (1,135)     (1,340)
                                                                                        --------------------------
      Historical EBITDA                                                                         1,074         973
      Restatement in constant pesos                                                               352       1,178
                                                                                        --------------------------
      EBITDA in constant pesos                                                                  1,426       2,151
                                                                                        ==========================

      CONSOLIDATED FINANCIAL AND HOLDING RESULTS

      Interest earned on short term investments and trade accounts receivable                      79          46
      Foreign currency exchange gains                                                             827           2
      Other financial results                                                                      18           -
                                                                                        --------------------------
         Historical financial results generated by assets                                         924          48
      Restatement in constant pesos                                                            (2,464)         58
                                                                                        --------------------------
                    Financial and holding results in constant pesos generated by assets        (1,540)        106
                                                                                        --------------------------
      Interest on debt                                                                           (568)       (231)
      Foreign currency exchange losses                                                         (8,828)         (6)
      Results from swap cancellation                                                             (247)          -
      Other financial results                                                                     (21)        (15)
                                                                                        --------------------------
         Historical financial results generated by liabilities                                 (9,664)       (252)
      Restatement in constant pesos                                                             4,440        (305)
                                                                                        --------------------------
               Financial and holding results in constant pesos generated by liabilities        (5,224)       (557)
                                                                                        --------------------------
      Capitalized interest and foreign currency exchange differences by debt
           on work in progress and intangible assets in constant pesos                            129          84
      Capitalized foreign currency exchange differences by debt for fixed assets                  795           -
      acquisition in constant pesos
                                                                                        --------------------------
      Total financial and holding results in constant pesos                                    (5,840)       (367)
                                                                                        ==========================

      CONSOLIDATED STATEMENT OF CASH FLOWS

      CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
         Net income (loss) in constant pesos                                                   (4,154)        142
         Depreciation of fixed assets and amortization of intangible assets                     1,604       1,373
         Other results and a decrease or increase in assets and liabilities                     3,742        (739)
                                                                                        --------------------------
            Total historical cash flows provided by operating activities                        1,192         776
         Restatement in constant pesos                                                             44         940
                                                                                        --------------------------
      Total cash flows provided by operating activities in constant pesos                       1,236       1,716
                                                                                        --------------------------
      CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
         Fixed asset and intangible asset acquisition                                            (250)       (489)
         Investments not considered as cash or cash equivalents                                    74         (24)
                                                                                        --------------------------
            Total historical cash flows used for investing activities                            (176)       (513)
         Restatements in constant pesos                                                          (144)       (622)
                                                                                        --------------------------
      Total cash flows used for investing activities in constant pesos                           (320)     (1,135)
                                                                                        --------------------------
      CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
         Proceeds and repayments of debt, net                                                     (37)        204
         Payment of interest and related expenses                                                (288)       (297)
         Dividends paid                                                                             -        (213)
                                                                                        --------------------------
            Total historical cash flows used for financing activities                            (325)       (306)
         Restatement in constant pesos                                                           (157)       (370)
                                                                                        --------------------------
      Total cash flows used for financing activities in constant pesos                           (482)       (676)
                                                                                        --------------------------
      INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN CONSTANT PESOS                          434         (95)
      CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR IN CONSTANT PESOS                    467         699
                                                                                        --------------------------
      CASH AND CASH EQUIVALENTS AT PERIOD END IN CONSTANT PESOS                                   901         604
                                                                                        ==========================

NOTE 19 - UNCONSOLIDATED INFORMATION

The following is a summary of financial unconsolidated information of the
Company:

o   Balance sheets

------------------------------------------------------------------------------------------------------------------
At September 30,                                                                       2002              2001
------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks                                                                                49               45
Investments                                                                                  821              531
Trade accounts receivable                                                                    408            1,093
Other receivables                                                                            501              402
                                                                              ------------------------------------
Total current assets                                                                       1,779            2,071
                                                                              ------------------------------------
NON-CURRENT ASSETS
Trade accounts receivable                                                                      1                4
Other receivables                                                                             67               24
Investments                                                                                  645            1,489
Fixed assets                                                                               8,297            8,925
Intangible assets                                                                            197              281
                                                                              ------------------------------------
Total non-current assets                                                                   9,207           10,723
                                                                              ------------------------------------
Total assets                                                                              10,986           12,794
                                                                              ====================================

------------------------------------------------------------------------------------------------------------------
At September 30,                                                                       2002              2001
------------------------------------------------------------------------------------------------------------------
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                                             329              845
Debt                                                                                       9,288            1,491
Compensation and social benefits payable                                                      55               89
Taxes payable                                                                                 84              141
Other liabilities                                                                             23               51
Reserves                                                                                       4               11
                                                                              ------------------------------------
Total current liabilities                                                                  9,783            2,628
                                                                              ------------------------------------
NON-CURRENT LIABILITIES
Accounts payable                                                                               3                9
Debt                                                                                           -            4,222
Compensation and social benefits payable                                                      31               86
Taxes payable                                                                                  -              436
Other liabilities                                                                             13               29
Reserves                                                                                      68              104
                                                                              ------------------------------------
Total non-current liabilities                                                                115            4,886
                                                                              ------------------------------------
Total liabilities                                                                          9,898            7,514
SHAREHOLDERS' EQUITY                                                                       1,088            5,280
                                                                              ------------------------------------
Total liabilities and Shareholders' equity                                                10,986           12,794
                                                                              ====================================

o   Statements of income

------------------------------------------------------------------------------------------------------------------
Periods ended September 30,                                                            2002              2001
------------------------------------------------------------------------------------------------------------------
Net sales                                                                                  2,256            3,820
Cost of services provided                                                                 (1,611)          (1,944)
                                                                              ------------------------------------
Gross profit                                                                                 645            1,876
Administrative expenses                                                                     (128)            (248)
Sales expenses                                                                              (596)            (925)
                                                                              ------------------------------------
Operating profit                                                                             (79)             703
Equity losses from related companies                                                        (962)             (82)
Financial and holding results                                                             (4,601)            (248)
Other expense, net                                                                           (59)             (74)
Unusual losses                                                                                 -              (20)
                                                                              ------------------------------------
Net income (loss) before income tax                                                       (5,701)             279
Income tax                                                                                 1,547             (137)
                                                                              ------------------------------------
Net income (loss)                                                                         (4,154)             142
                                                                              ====================================

o   Statements of cash flows

------------------------------------------------------------------------------------------------------------------
Periods ended September 30,                                                            2002              2001
------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                                                  948            1,531

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
    Non current investments and related intangible assets acquisitions                         -             (259)
    Fixed asset acquisitions                                                                (228)            (584)
    Intangible asset acquisitions                                                             (3)             (15)
    Other investments not considered as cash or cash equivalents                             (17)             (53)
                                                                              ------------------------------------
Total cash flows used for investing activities                                              (248)            (911)
                                                                              ------------------------------------

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
    Debt proceeds                                                                              -              522
    Repayment of debt                                                                         (4)            (307)
    Payment of interest and related expenses                                                (359)            (535)
    Dividends paid                                                                             -             (471)
                                                                              ------------------------------------
Total cash flows used for financing activities                                              (363)            (791)
                                                                              ------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                             337             (171)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR                                           388              692
                                                                              ------------------------------------
CASH AND CASH EQUIVALENTS AT PERIOD END                                                      725              521
                                                                              ====================================

NOTE 20 - DIFFERENCES BETWEEN ARGENTINE AND U.S.GAAP

To facilitate the use of financial information by both local and foreign investors, the Company has included in these consolidated financial statements, as additional information, a summary of the principal differences between Argentine and U.S.GAAP. In addition, in recent years and to the extent permitted by GAAP, the Company has attempted to reduce the differences of criteria in order to facilitate the analysis of its financial results by both local and foreign investors.

However, the remaining differences between Argentine and U.S.GAAP are grouped as follows:

1.   Differences related to measurement unit

o    Restatement of Financial Statements for Wholesale Price Index changes

As described in Note 4.1.d, the accompanying financial statements have been prepared in millions of Argentine pesos of constant currency, recognizing the inflation effects. However, in general, U.S.GAAP does not allow for the restatement of financial statements in units of constant currency.

Under U.S.GAAP, account balances and transactions are stated in units of currency of the period in which the transactions were originated. This accounting criterion is known as the historical-cost-based method. U.S.GAAP only allows for the restatement of financial statements in countries with highly inflationary economies as defined by U.S.GAAP.

Due to the Argentine economy has experienced periods of significant inflation and currently, is considered as inflationary economy, the reconciliation of Argentine GAAP to U.S.GAAP of net income and shareholders' equity does not take into account the revaluation to pesos of constant currency as a reconciling item.

2.   Differences related to the disclosure criteria

o    Other expenses, net in the Consolidated statements of income

Under U.S.GAAP the following items included in the financial statement caption "Other expenses, net" would have been reclassified as a deduction from Operating profit:

       ==========================================================
       Periods ended September 30,          2002           2001
                                        -------------------------
                                              Income (expense)
       Termination benefits                   (27)          (64)
       Reserves for contingencies             (53)          (33)
                                        -------------------------
       Total                                  (80)          (97)
       ==========================================================

o Reclassification of Deferred tax assets and liabilities in the Consolidated balance sheets

The Company has classified its deferred tax balances as current or non current, considering the moment that the temporary differences will be realized and the expected moment that deferred tax assets related to carryforwards will be used. However, under U.S.GAAP, deferred tax assets and liabilities shall be classified as current or non current based on the classification of the related asset or liabilities for financial reporting, while deferred tax assets related to carryforwards shall be classified according to their expected reversal date.

The effects of classification of deferred tax assets and liabilities as required under U.S.GAAP, before considering the tax effects originated by the differences mentioned in point 3, are as follows:

  ==========================================================================================================
                                                                     Net deferred tax assets (liabilities)
  ----------------------------------------------------------------------------------------------------------
                                                                       Current     Non current     Total
  ----------------------------------------------------------------------------------------------------------
  Amounts per consolidated balance sheets at September 30, 2002               565           136         701
  Reclassification of deferred tax assets and liabilities                      98          (98)           -
                                                                    ----------------------------------------
  Revised amounts under per U.S.GAAP at September 30, 2002 (*)                663            38         701
                                                                    ========================================

  Revised amounts under per U.S.GAAP at September 30, 2001                    173         (516)       (343)
  ==========================================================================================================

  (*) Under U.S.GAAP, a valuation allowance for the total amount of this tax credit has been recorded (see "Recoverability of tax credits" described in 3 below).

3.   Differences related to valuation criteria

o    Valuation of assets and liabilities in foreign currency as of December 31,
     2001

As a result of the Argentine economic situation mentioned in Note 3, from December 21, 2001 the Argentine foreign currency exchange market was suspended until January 10, 2002.

In that respect, Argentine GAAP required that the companies recognized their assets and liabilities denominated in U.S. dollar using the exchange rate $1 to US$1 as of December 31, 2001. However, U.S.GAAP required that companies use the first subsequent exchange rate after the balance sheet date to adjust the valuation of its assets and liabilities in foreign currency at such date, according to the American Institute of Certified Public Accountants' International Task Force, based on SFAS 52 and the Emerging Issues Task Force D-12 (the "Israeli case").

During the nine month period ended September 30, 2002, this foreign currency exchange loss recognized under U.S.GAAP at the end of fiscal year 2001, was also recorded in net income (loss) for Argentine GAAP purposes; so at September 30, 2002 there is no difference between Argentine GAAP and U.S.GAAP for the valuation of assets and liabilities in foreign currency.

The summary of principal adjustments to U.S.GAAP corresponding to the nine-month period ended September 30, 2002 includes a reconciling item for the difference in the timing of the recording of such losses.

o    Accounting for Derivative Instruments and hedging activities

As described in Note 8, the Group records derivative financial instruments as either assets or liabilities in accordance with the conditions that arise from the related contracts. Under U.S.GAAP, SFAS 133 and 138 establish that derivative financial instruments should be recognized at their fair value as either assets or liabilities in the consolidated financial statements.

In case of a cash flow hedge, the change in the fair value of derivative financial instruments is recognized in Other comprehensive income in shareholders' equity, which is reclassified into earnings in the same period in which the hedged assets or liabilities affect earnings. On the other hand, in the case of a fair value hedge, the change in the fair value of derivative financial instruments is recognized currently in earnings, which are totally or partially offset by the measurement at fair value of the hedged items.

In both cases, the ineffective portion of derivative financial instruments is directly reported in earnings as soon as such condition is known.

o Capitalization of foreign currency exchange differences by debt for fixed assets acquisitions

As described in Note 4.2.a, the cost of those assets which acquisition is carried out with loans existing as of January 6, 2002, includes financial interest generated by such loans, admitting the capitalization of the foreign currency exchange differences originated by the devaluation of the Argentine peso as of such date. Under U.S.GAAP, this capitalization is not permitted.

o    Capitalization of interests in work in progress

Under Argentine GAAP, the capitalization of interests on associated third party financing, including foreign currency exchange differences, is permitted for those assets which are constructed over a prolonged period of time. U.S.GAAP only permits capitalization of the interest for work in progress.

o    Valuation of inventories and raw materials

As described in Note 4.2.d and 4.2.e, inventories and raw materials included in Other assets, have been valued at their replacement cost at each period-end. Under U.S.GAAP, these assets should be valued at the lower of cost or net realizable value.

o    Foreign currency translation

Under Argentine GAAP and as indicated in Note 4.1.b., the equity investments of the Company in foreign companies have been translated into Argentine pesos at the exchange rate at each period end, in accordance with RT 13 of the FACPCE. Likewise, and according to that RT, the results generated by the mentioned translation has been recognized in the caption Financial and holding results in these consolidated financial statements.

Notwithstanding, SFAS 52 requires the functional currency definition corresponding to equity investments in foreign companies and, if corresponds, the measurement of these investments in functional currency, before the translation of the assets and liabilities of the foreign companies into exchange rate at period end.

This measurement is required if the functional currency is different from the currency of the country in which a parent company has the investment and generates exchange rate differences that are recognized as income/expense. Likewise, SFAS 52 states that the results from translation from functional currency to reporting currency, the Argentine peso for the Company, have to be recognized in a Reserve of shareholders' equity.

o    Revenue recognition

As described in Note 4.1.h, the Company recognizes its revenues as services are provided to customers. Therefore, revenues for installation fees are recognized in the period that the installation service is completed, jointly with the related costs.

Nevertheless, the Staff Accounting Bulletin (SAB) 101, "Revenue recognition" of the SEC requires the deferring of the installation fees and the related costs considering the estimated average useful life of customers, except when the cost is higher than the revenue, in which case the excess cannot be deferred.

Since the Company's installation costs exceed the related revenues, the Company believes such difference of criterion has no impact on the reconciliation of net income and shareholders' equity to U.S.GAAP. Additionally, the effect for U.S.GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

o    Recoverability of tax credits

The recoverable value of tax credits depends on the existence of sufficient taxable income within the carryforward period available under the tax law. In that respect, the management of the Company, as required by Argentine GAAP, considers that all tax credits are not valued in excess of recoverable value under its economic-financial projections, based on alternative scenarios of macro-economic and financial telecommunication cases which are considered probable and conservative and are related to the result of the renegotiation of the Company's tariffs and the Group's financial debt restructuring processes.

However, SFAS 109 states more specific and strict rules to evaluate tax credits, referred to income tax recoverability. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a total or partial valuation allowance is needed or not. For example, negative evidence includes: a) losses expected in early future years by a presently profitable entity; b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and c) a carryforward period that is so brief that it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in single year.

Nevertheless, the economical-financial projections before mentioned as evidence of the probable tax credits recoverability, considering the complex macroeconomic context and the uncertainties that affect the Group business, under U.S.GAAP, they would not be considered sufficient positive evidence for the recoverability of these assets. Likewise, following the provisions of SFAS 109 and adopting a prudent position, the management of the Company, in the reconciliation to U.S.GAAP, has considered a valuation allowance for the total amount of tax credits related to income tax.

o    Reconciliation of net income and shareholders' equity to U.S.GAAP

The following table summarizes the principal adjustments to net income and shareholders' equity had U.S.GAAP been applied rather than Argentine GAAP:

===================================================================================================================================
                                                                            Nine month periods ended September 30,
                                                        ---------------------------------------------------------------------------
                                                                        2002                                 2001
                                                        ---------------------------------------------------------------------------
                                                                  Accumulated                           Accumulated
                                                          Net        Other      Shareholders'   Net         Other      Shareholders'
                                                         income   comprehensive    equity      income   comprehensive     equity
                                                                  income (loss)                         income (loss)
                                                        ---------------------------------------------------------------------------
Amounts per consolidated financial statements            (4,154)          -         1,088         142             -         5,280
U.S.GAAP adjustments
Increase (decrease) as a result of:
 Valuation of assets and  liabilities in foreign
     currency as of December 31,2001                      3,574           -             -           -             -             -
 Derivative financial instruments                           115           -             -           - (a)      (217)         (217)
 Foreign currency exchange differences capitalized
      in fixed assets                                      (694)          -          (694)          -             -             -
 Capitalization of interests in work in progress            (63)          -           (63)          -             -             -
 Valuation of inventories and raw materials                  (9)          -            (9)          -             -             -
 Foreign currency translation                                (3)         73            70           -             -             -
 Tax effects on U.S.GAAP adjustments                     (1,024)          -           268           -            75            75
 Valuation allowance for tax credits                        531           -          (774)          -             -             -
                                                        ---------------------------------------------------------------------------
Amounts per consolidated financial
  statements per U.S.GAAP                                (1,727)         73          (114)        142          (142)        5,138
===================================================================================================================================

(a) The derivative financial instruments have been effective during the nine month period ended September 30, 2001. Therefore, there are no charges to earnings due to the ineffectiveness of such contracts during this period.

SFAS 130, effective in the United States of America, established standards for reporting and display of Comprehensive income, which comprises of Net income and Other comprehensive income. This statement requires that an enterprise classify items of other comprehensive income by their nature and display the accumulated balance of other comprehensive income separately from the other concepts in the equity section of a statement of financial position.

The change in the accumulated other comprehensive income (loss) for the nine month periods ended September 30, 2002 and 2001 is presented below, net of income tax effects:

      =======================================================================
                                                       Nine month periods
                                                       ended September 30,
                                                    -------------------------
                                                        2002          2001
                                                    -------------------------
      Balances at the beginning of period                 (137)         (31)
      Derivative financial instruments
        Change on derivative financial instruments        (140)        (244)
        Reclassification into earnings                      351           75
      Foreign currency translation                           73            -
      Tax effect                                           (74)           58
                                                    -------------------------
      Balances at period end                                 73        (142)
      =======================================================================

Net income (loss) per share amounts in pesos, for the nine month periods ended September 30, 2002 and 2001 are as follows:

      ========================================================================
      Consolidated financial statements
      ---------------------------------
        Net income (loss) per share                          (4.22)      0.14
        Net income (loss) per ADS                           (21.09)      0.72
      Consolidated financial statements under U.S.GAAP
      ------------------------------------------------
        Net income (loss) per share                          (1.75)      0.14
        Net income (loss) per ADS                            (8.77)      0.72
      ========================================================================

-------------------------------------------------------------------------------
o    Newly issued accounting pronouncements under U.S.GAAP
-------------------------------------------------------------------------------

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". This standard requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. This statement will be effective for the Company in the first quarter of 2003.

The management of the Company is assessing the impact of these new statements on its financial condition and the results of operations under U.S.GAAP. However, based on a preliminary analysis, it is anticipated that the impact will not be material to the reconciliation of net income and shareholders' equity under U.S.GAAP.

NOTE 21 - RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

Under Law No. 19550, the Company's by-laws and CNV regulations, 5% of the Company's net income for the year, plus or minus any prior year adjustments and subject to coverage of accumulated losses, if any, must be allocated to a legal reserve until such reserve reaches 20% of capital stock plus adjustment to capital stock.

NOTE 22 - EVENTS SUBSEQUENT TO SEPTEMBER 30, 2002

o    Reimbursement of municipal taxes to customers

On October 30, 2002, the CNC, through Resolution No. 1144/02, required the Company not to invoice the municipal taxes increase to its customers and to reimburse them the amounts billed for that concept. At the date of issuance of these consolidated financial statements, the management of the Company and its legal counsels are evaluating the legal basis of the requirement and the measures to adopt.


    Valerio Cavallo             Carlos Felices              Christian Chauvin

       Controller           Chief Executive Officer              Director

                                                                      Exhibit A

           Consolidated balance sheets at September 30, 2002 and 2001
                             FIXED ASSETS ACTIVITY
           (In millions of Argentine constant pesos, see Note 4.1.d)

============================================================================================================
                                                         Capitalized
                                     Amounts               foreign
                                        at     Additions  currency     Results                      Amounts
           Main account             beginning    from     exchange      from     Transfe- Retire-  at period
                                     of year   purchases differences translation  rences   ments      end
                                                            (Note
                                                           4.2.a)
------------------------------------------------------------------------------------------------------------
Land                                     120         -           -           -        1        -        121
Buildings                              1,613         -          38           -       30      (8)      1,673
Transmission equipment                 4,652        14         298           8      124      (3)      5,093
Switching equipment                    3,556         2         192           5       94        -      3,849
Power equipment                          502         1          13           5       10      (2)        529
External wiring                        5,652         -         156           -      156        -      5,964
Telephony equipment, instruments
  and systems for improvement in         762         6          35           5       51      (1)        858
  services
Cellular handsets leased without         368        11           -           3        3     (60)        325
  charge
Vehicles                                 111         -           -           -        -        -        111
Furniture                                106         1           -           -        1      (1)        107
Installations                            503         1           -           1        1      (1)        505
Computer equipment                     2,100        13          63           4      209      (4)      2,385
Work in progress                         712       153          63           -    (674)      (4)        250
Materials                                 89        17           -           -      (6)     (43)         57
                                   -------------------------------------------------------------------------
Total 2002                            20,846       219         858          31        -    (127)     21,827

============================================================================================================

============================================================================================================
Total 2001                            20,805       765           -           -        -    (970)     20,600
============================================================================================================

=====================================================================================================  ========
                                                          Depreciation
                                     -----------------------------------------------------
                                                        For the
                                                         period                              Net          Net
                                      Accumulated   ----------------                         book         book
           Main account              at beginning   Annual            Retire-  Accumulated   value       value
                                        of year      rate    Amount    ments    at period     2002       2001
                                                     (%)                           end
---------------------------------------------------------------------------------------------------------------
Land                                           -      -            -       -            -      121         119
Buildings                                  (535)    4 - 9       (57)       -        (592)    1,081       1,081
Transmission equipment                   (2,167)   10 - 11     (393)       -      (2,560)    2,533       2,461
Switching equipment                      (1,910)      10       (313)       -      (2,223)    1,626       1,650
Power equipment                            (214)   10 - 20      (43)       -        (257)      272         290
External wiring                          (2,941)      7        (251)       -      (3,192)    2,772       2,705
Telephony equipment, instruments
  and systems for improvement in
  services                                 (547)   13 - 18      (55)       -        (602)      256         206
Cellular handsets leased without
  charge                                   (270)     100        (65)      38        (297)       28         122
Vehicles                                    (78)   20 - 40       (9)       -         (87)       24          35
Furniture                                   (60)   10 - 20       (7)       -         (67)       40          46
Installations                              (260)    9 - 33      (44)       -        (304)      201         253
Computer equipment                       (1,186)   18 - 33     (258)       -      (1,444)      941         816
Work in progress                               -         -         -       -            -      250         947
Materials                                      -         -         -       -            -       57         117
                                   --------------          ----------------------------------------  ----------
Total 2002                              (10,168)                 (a)      38     (11,625)   10,202
                                                             (1,495)
===================================================================================================

======================================================================================================
Total 2001                               (9,394)             (1,267)     909      (9,752)               10,848
===============================================================================================================

(a) Includes (101) corresponding to the depreciation of capitalized foreign currency exchange differences by debt and (7) corresponding to Results from translation.

                                                                      Exhibit B

           Consolidated balance sheets at September 30, 2002 and 2001
                           INTANGIBLE ASSETS ACTIVITY
           (In millions of Argentine constant pesos, see Note 4.1.d)

===========================================================================================================================  =======
                                                                                           Amortization
                                  Original              Results          Original  -------------------------------
                                    value                from    Retire-   value   Accumulated   For   Accumulated    Net      Net
              Account                at      Additions  trans-   ments      at         at        the    at period   balance  balance
                                  beginning             lation            period    beginning   period     end       2002     2001
                                  of year                                   end      of year
---------------------------------------------------------------------------------------------------------------------------  -------
System development costs              402        22        2      (1)       425       (130)       (a)       (196)     229      259
                                                                                                 (66)
Debt issue costs                       78         -        -        -        78        (57)       (b)        (64)      14       26
                                                                                                  (7)
PCS license                           662         -        -        -       662        (71)       (c)       (104)     558      601
                                                                                                 (33)
Band B of Paraguay license            100         -        4        -       104        (39)       (c)        (48)      56       62
                                                                                                  (9)
Usage rights                           52         1        -        -        53        (22)       (d)        (24)      29       29
                                                                                                  (2)
Exclusivity rights                    102         1        -      (2)       101        (35)       (e)        (44)      57       69
                                                                                                  (9)
Websites                                2         -        -        -         2         (2)         -         (2)       -        -
Trademarks and patents                  9         -        -        -         9         (3)         -         (3)       6        7
Goodwill on the acquisition of         72         -        -        -        72        (62)       (f)        (72)       -       11
Soluciones                                                                                       (10)
Goodwill on the acquisition of          5         -        -        -         5         (5)         -         (5)       -        -
Micro Sistemas
Goodwill on the acquisition of          1         -        -        -         1         (1)         -         (1)       -        -
Cable Insignia
                                 ------------------------------------------------------------------------------------------  -------
Total 2002                          1,485        24        6      (3)     1,512       (427)     (136)       (563)     949
===========================================================================================================================

=============================================================================================================================
Total 2001                          1,404        51        -        -     1,455       (265)       (g)       (391)            1,064
                                                                                                (126)
====================================================================================================================================

a) Included 22 in Cost of services provided, 3 in Administrative expenses, 39 in Sales expenses and 2 in Financial and holding results (Results from translation).
b)   Included in Financial and holding results.
c) Included 41 in Cost of services provided and 1 in Financial and holding results (Results from translation).
d)   Included in Administration expenses.
e)   Included in Sales expenses.
f)   Included in Equity losses from related companies.
g) Included 42 in Cost of services provided, 4 in Administrative expenses, 60 in Sales expenses, 7 in Financial and holding results and 13 in Equity losses from related companies.

                                                                      Exhibit C

           Consolidated balance sheets at September 30, 2002 and 2001
              INVESTMENTS IN OTHER COMPANIES AND PUBLIC SECURITIES
               (In millions of Argentine constant pesos, except
                          par value - see Note 4.1.d)

==============================================================================================================================
                                                          Characteristic of the                2002                     2001
                                                               securities
                                                   ---------------------------------------------------------------------------
           Denomination and type                      Class of     Par                   Net       Restated    Book     Book
                                                       shares     value     Amount    realizable     cost      value    value
                                                                                        value       value
------------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
Public bonds
    Province of Corrientes Bond (a)                               $ 1        757,454         -         1          -         2
    Cecacor Bond (a)                                              $ 1              -         -         -          -         7
    Argentina 2004 Bond (b)                                       US$ 1   12,000,000       n/a        12         48         -
    Other bonds                                                   US$ 1            -         -         -          -        46
                                                                                       ---------------------------------------
Total current investments                                                                    -        13         48        55
                                                                                       =======================================
NON- CURRENT INVESTMENTS
Public bonds
    Argentina 2004 Bond (b)                                       US$ 1   18,000,000       n/a        18         66        67
   "Dorado" Bond (a) (c)                                          $ 1     12,481,003       n/a        12          5         -
    Province of Formosa Bond (a)                                  US$ 1                      -         -          -         2
    Province of Corrientes Bond (a)                               $ 1      5,069,115         2         5          2        13
                                                                                       ---------------------------------------
  Total public bonds                                                                         2        35         73        82
                                                                                       ---------------------------------------
Related companies Law No. 19550 Sect.33
     Multibrand (d)                                  Ordinary     $ 1          3,000                   1          -         -
     Latin American Nautilus                         Ordinary     US$ 2    3,000,000                   6          5        11
     Agroconnection                                                                                    -          -         2
Related parties
     Nahuelsat                                       Ordinary     $ 1,000      5,750                   6          - (h)     9
                                                                                                  ----------------------------
 Total related companies Law No. 19550 Sect.33 and                                                    13          5        22
related parties
                                                                                                  ----------------------------
Investment in Intelsat Ltd.                          Ordinary     US$ 3      260,432                   3         12         7
Advances for the acquisition of shares of Latin                                                        1          5         2
American Nautilus
                                                                                                  ----------------------------
Total non-current investments                                                                         52         95       113
==============================================================================================================================

=========================================================================================================================
                                                  Related companies - Law No. 19550 - Sect. 33       Related parties
                                              ---------------------------------------------------------------------------
          Information on the issuer                   Multibrand              Latin American            Nahuelsat
                                                                               Nautilus (f)
-------------------------------------------------------------------------------------------------------------------------
Main activity                                 Administration and            Telecommunication     Obtaining, installing
                                              management of a multibrand    services              and operating
                                              fidelity program                                    satellite
                                                                                                  communications
                                                                                                  systems and trading
                                                                                                  of its services
Percentage participation in capital stock                 25%                       10%                   5.75%
Financial statements closing date                     December 31               December 31            December 31
Financial statements used to determine the
equity value:
- Date                                                  9.30.02                   6.30.02                12.31.01
- Duration of the year/period                          9 months                  6 months               12 months
- Board of Directors' approval date                    10.18.02                      -                   5.23.02
- Report on review                                     10.18.02                      -                   5.17.02
- Audit scope                                       Limited review                   -                  Full audit
- Type of report of the independent                With observations                 -            With observations (g)
Accountants
- Capital stock (par value) (e)                            -                        224                    100
- Income (loss) for the year/period                       (6)                      (55)                    (2)
- Shareholders' equity                                    (3)                       36                      57
=========================================================================================================================

(a) The Company received these bonds in order to cancel trade accounts receivable with some province government.
(b)  The Company intends to hold these bonds to their maturity date.
(c)  This bond was converted into pesos according to Decree No. 214/02.
(d) Net of a loan granted to Multibrand of 1 and 2 at September'02 and September'01, respectively.
(e)  Expressed in millions of $.
(f) The audited information originally provided by the company was adapted to the Company's accounting policies.

(g) Corresponds to the impact of the new economic plans described in Note 3 that would take effect on the results of the company's operations, considering the high level of indebtedness in foreign currency and the lack of the consolidated information.
(h) As from June 2002, the Company has recorded to zero its participation in Nahuelsat, because it has been estimated that the impact in the Peso devaluation, based on the last financial statements issued by Nahuelsat, would generate a significative decrease in its shareholder's equity, and remote possibilities in the recoverability of this investment.

                                                                      Exhibit D

           Consolidated balance sheets at September 30, 2002 and 2001
                               OTHER INVESTMENTS
           (In millions of Argentine constant pesos, see Note 4.1.d)

================================================================================================
                    Denomination and type                                   Book value at
                                                            Cost at   --------------------------
                                                              2002       2002              2001
------------------------------------------------------------------------------------------------

CURRENT INVESTMENTS

Short-term investments
        In foreign currency                                    593        593               350
        In Argentine pesos                                     234        234                24
Investment trusts
        In foreign currency                                      -          -               168
        In Argentine pesos                                       -          -                 2
                                                  ----------------------------------------------

Total current investments                                      827        827               544
================================================================================================

                                                                      Exhibit E

           Consolidated balance sheets at September 30, 2002 and 2001
                        ALLOWANCES AND RESERVES ACTIVITY
           (In millions of Argentine constant pesos, see Note 4.1.d)

=====================================================================================================
                                            Balance at                                        Balance
                     Accounts                   the       Increase   Transferences  Decrease     at
                                           beginning of                                         2002
                                             the year
-----------------------------------------------------------------------------------------------------
Deducted from current assets
     For doubtful accounts receivable             520      (a) 200          -       (416)       304
     For obsolete inventories                       4            -          -         (2)         2

Deducted from non-current assets
     For other receivable                           -      (b)   8          -         (3)         5
                                          -----------------------------------------------------------
Total deducted from assets                        524          208          -   (d) (421)       311
=====================================================================================================

=====================================================================================================
Included in current liabilities
     For contingencies                             13           -           5        (12)         6

Included in non-current liabilities
     For contingencies                            133          53          (5)       (83)        98
                                          -----------------------------------------------------------
Total included in liabilities                     146      (b) 53           -   (e)  (95)       104
=====================================================================================================

=====================================================================================================
                                            Balance at                                        Balance
                     Accounts                   the       Increase   Transferences  Decrease     at
                                           beginning of                                         2001
                                             the year
-----------------------------------------------------------------------------------------------------
Deducted from current assets
     For doubtful accounts receivable             283     (c) 336           2       (204)       417
     For obsolete inventories                       2     (b)   9           -          -         11

Deducted from non-current assets
     For doubtful accounts receivable               2           -          (2)         -          -
                                          -----------------------------------------------------------
Total deducted from assets                        287         345           -       (204)       428
=====================================================================================================

=====================================================================================================
Included in current liabilities
     For contingencies                             22           -          13        (18)        17

Included in non-current liabilities
     For contingencies                            126          33         (13)         -        146
                                          -----------------------------------------------------------
Total included in liabilities                     148     (b)  33           -        (18)       163
=====================================================================================================

(a)  Includes 198 in Sales expenses and 2 in Financial and holding results.
(b)  Charged to Other expenses, net.
(c)  Charged to Sales expenses.
(d)  Includes (327) corresponding to results on exposure to inflation.
(e)  Includes (89) corresponding to results on exposure to inflation.

                                                                      Exhibit F

                 Consolidated statements of income for the nine
                month periods ended September 30, 2002 and 2001
                           COST OF SERVICES PROVIDED
           (In millions of Argentine constant pesos, see Note 4.1.d)


================================================================================
Periods ended September 30,                                     2002      2001
                                                               -----------------
Balance of inventories at beginning of year                        52       192

Plus:

    Purchases of cellular handsets                                  3        33
    Net financial results                                           1         -
    Inventories leased without charge                            (11)      (27)
    Retirements not included in cost of cellular handsets (1)     (6)      (24)
    Cost of services provided (Exhibit H)                       2,037     2,467

Minus:

      Balance of inventories at period end                       (27)      (88)

                                                               -----------------
COST OF SERVICES PROVIDED                                       2,049     2,553
================================================================================


--------------------------------------------------------------------------------
Periods ended September 30,                                     2002      2001
--------------------------------------------------------------------------------

(1) Charged to Other receivables                                   (3)       (6)
      Charged to Cost of services provided                         (3)       (9)
      Charged to Other expenses, net                                -        (9)
                                                        ------------------------
                                                                   (6)      (24)
                                                        ========================

                                                                      Exhibit G

           Consolidated balance sheets at September 30, 2002 and 2001
                   ASSETS AND LIABILITIES IN FOREIGN CURRENCY

=======================================================================================================
                                                                 2002                    2001
                                                       ------------------------------------------------
ASSETS                                                  Amounts in millions of foreign currency units
                                                       ------------------------------------------------
CURRENT ASSETS
Cash and banks
    Cash                                     US$                    1                       -
    Bank deposits                            US$                    8                       3
                                             G                      2                       -
Investments
    Short-term investments                   US$                   78                     149
                                             EURO                  82                      10
    Public bonds                             US$                   13                      21
    Investment trusts                        US$                    -                      76
Trade accounts receivable
    Ordinary                                 US$                   13                     126
                                             SDR                    1                       2
                                             GFD                    2                       1
                                             G                    140                       -
Other receivables
    Swap contracts collateral                US$                    -                      67
    Tax credits                              G                      1                       -
    Prepaid expenses                         G                      2                       -
    Various                                  US$                    1                       2
                                             G                     11                       -
NON-CURRENT ASSETS
Other receivables
    Selling of Sky                           US$                    -                       5
Investments
    Public bonds                             US$                   18                      31
    Latin American Nautilus                  US$                    1                       1
    Multibrand                               US$                    -                       1
Fixed assets
    Advanced payments to suppliers           US$                    -                       2
LIABILITIES
CURRENT LIABILITIES
Accounts payable
     Vendors                                 US$                   20                      77
                                             G                      9                       -
                                             GFD                    -                       1
                                             SDR                    8                       7
    Capital leases                           US$                    4                      33
    Related companies                        US$                    -                      50
Debt
    Corporate bonds                          US$                  235                     317
                                             EURO               1,378                       -
    Banks loans and others                   US$                  578                     459
                                             (Y)                6,593                       -
    Fixed asset acquisitions                 US$                  611                     238
                                             EURO                  39                       3
                                             (Y)               11,737                       -
    Inventory acquisitions                   US$                  155                      69
Compensation and social benefits payable
     Social benefits and other               G                      2                       -
Other liabilities
    Various                                  G                      1                       -
NON-CURRENT LIABILITIES
Accounts payable
    Capital leases                           US$                    1                      10
Debt
    Corporate bonds                          US$                    -                   1,289
    Banks loans and others                   US$                    -                     341
    Fixed asset acquisitions                 US$                    -                     528
                                             EURO                   -                      36
    Inventory acquisitions                   US$                    -                     116
==============================================================================================

US$ = United States Dollars; GFD = Golden Franc; SDR =Special drawing rights; G = Paraguayan guaranies; (Y) = Yen.

                                                                      Exhibit H

                 Consolidated statements of income for the nine
                month periods ended September 30, 2002 and 2001
                               EXPENSES INCURRED
           (In millions of Argentine constant pesos, see Note 4.1.d)

                                   ---------------------------------------------------------------------------------
                                            Cost of                                          Fixed assets
                                            services        Administrative       Sales         - Work in      Total
                                            provided           expenses         expenses        progress      2002
                                   ---------------------------------------------------------------------------------
Wages and social benefits                       218               88               168              5           479
Depreciation of fixed assets                  1,216               58               214              -         1,488
Amortization of intangible assets                63                5                48              -           116
Taxes                                            68                1                10              -            79
Taxes on bank debits and credits                 35                -                 -              -            35
Materials and supplies                          117                4                20              -           141
Transport and freight                            15                5                11              -            31
Energy, water and others                         25                5                 8              -            38
Bad debts expense                                 -                -               198              -           198
Interconnection costs                           113                -                 -              -           113
Lease of circuits                                33                -                 -              -            33
Rents                                            34               10                21              -            65
Fees for debt restructuring                       -               15                 -              -            15
process
Fees and counsel services                         2                9                 2              -            13
Repayment for services                           22                9                31              -            62
Management fees                                  20                2                 -              -            22
Advertising                                       -                -                24              -            24
Agent commissions                                 -                -                20              -            20
Commissions on collecting                         -                -                50              -            50
Various                                          56               20                34              -           110
                                   ---------------------------------------------------------------------------------
Total                                         2,037              231               859              5         3,132
                                   ---------------------------------------------------------------------------------

                                   ---------------------------------------------------------------------------------
                                            Cost of                                          Fixed assets
                                            services        Administrative       Sales         - Work in      Total
                                            provided           expenses         expenses        progress      2001
                                   ---------------------------------------------------------------------------------
Wages and social benefits                       425              165               279             15           884
Depreciation of fixed assets                  1,004               62               201              -         1,267
Amortization of intangible assets                42                4                60              -           106
Taxes                                           118                4                20              -           142
Materials and supplies                          230               22                27              -           279
Transport and freight                            25               20                24              -            69
Energy, water and others                         44                9                20              -            73
Bad debts expense                                 -                -               336              -           336
Interconnection costs                           159                -                 -              -           159
Lease of circuits                                53                -                 -              -            53
Rents                                            55               18                18              -            91
Fees and counsel services                         2               18                 2              -            22
Repayment for services                           53               51                35              -           139
Management fees                                 188               18                 -              -           206
Advertising                                       -                -               135              -           135
Agent commissions                                 -                -                82              -            82
Commissions on collecting                         -                -                93              -            93
Various                                          69               38                24              -           131
                                   ---------------------------------------------------------------------------------
Total                                         2,467              429             1,356             15         4,267
                                   ---------------------------------------------------------------------------------

                                                                      Exhibit I

           Consolidated balance sheets at September 30, 2002 and 2001
            AGING BREAKDOWN OF CONSOLIDATED BALANCE SHEETS CAPTIONS
           (In millions of Argentine constant pesos, see Note 4.1.d)

================================================================================================================================
                                                  Trade                                      Compensation
           Due date                             accounts   Other       Accounts               and social   Taxes    Other
                                   Investments receivable receivables  payable       Debt     benefits    payable liabilities
                                                                                               payable
--------------------------------------------------------------------------------------------------------------------------------
    Total due                            -        194         -              -    (a) 2,948         -         -        -
--------------------------------------------------------------------------------------------------------------------------------
     Not due
Payable                                  -          -         -              -    (a) 8,931         -         -        -
10.2002 to 12.2002                     827        425        90            465            -        31        79       23
1.2003 to 3.2003                         -         18        39              2            -        12         -        1
4.2003 to 6.2003                        24          2        41              2            -        11        34        -
7.2003 to 9.2003                        24          -       472              3            -         8         -        -
10.2003 to 9.2004                       67          2       128              3            -        10         -        6
10.2004 to 9.2005                        -          -        13              -            -         9         -        -
10.2005 to 9.2006                        -          -        49              -            -         8         -        -
10.2006 to 9.2007                        5          -        57              -            -         2         -        -
10.2007 to 9.2008                        -          -         1              -            -         1         -        -
10.2008 and subsequent                   2          -         1              -            -         1         -        7
--------------------------------------------------------------------------------------------------------------------------------
    Total not due                      949        447       891            475        8,931        93       113       37
--------------------------------------------------------------------------------------------------------------------------------
Total 2002                             949        641       891        (b) 475       11,879        93       113       37
================================================================================================================================

================================================================================================================================
Balances with indexation                 -          -        29             33            -          -        -        -
clauses
Balances bearing interest              949        232         -             20       11,879          -        -        -
Balances not bearing interest            -        409       862            422            -         93      113       37
--------------------------------------------------------------------------------------------------------------------------------
Total                                  949        641       891            475       11,879         93      113       37
================================================================================================================================

================================================================================================================================
Average annual interest rate          8.03        (c)         -           8.50          (d)          -        -        -
(%)
================================================================================================================================

(a)  Includes 133 corresponding to Nucleo (See Note 14).
(b)  There are payables in kind that amounted to 1
(c) 154 bear 50% over Banco Nacion Argentina notes payable discount rate and 78 bear 9.25%.
(d)  See note 8.


================================================================================================================================
                                                  Trade                                      Compensation
           Due date                             accounts   Other       Accounts               and social   Taxes    Other
                                   Investments receivable receivables  payable       Debt     benefits    payable liabilities
                                                                                               payable
--------------------------------------------------------------------------------------------------------------------------------
    Total due                            -        586         -              -            -          -        -        -
--------------------------------------------------------------------------------------------------------------------------------
     Not due
10.2001 to 12.2001                     599        933       307            958          995         41      179       47
1.2002 to 3.2002                         -         49        18             24          210         31        -        2
4.2002 to 6.2002                         -         49        18             24          416         33       22        2
7.2002 to 9.2002                         -         29        97             27          783         15        -        -
10.2002 to 9.2003                        4          4        89             15        2,119         25       29        2
10.2003 to 9.2004                       70          -         9              9        1,383         20      106        2
10.2004 to 9.2005                        2          -         9              -          212         18       64        2
10.2005 to 9.2006                        2          -         4              -          137         15       55        2
10.2006 to 9.2007                        2          -         2              -          608          4       64        2
10.2007 and subsequent                   4          -         -              -          657          4      127       19
--------------------------------------------------------------------------------------------------------------------------------
    Total not due                      683      1,064       553          1,057        7,520        206      646       80
--------------------------------------------------------------------------------------------------------------------------------
Total 2001                             683      1,650       553      (e) 1,057        7,520        206      646       80
================================================================================================================================

================================================================================================================================
Balances bearing interest              683        699       148            100        7,520          -        -        -
Balances not bearing interest            -        951       405            957            -        206      646       80
--------------------------------------------------------------------------------------------------------------------------------
Total                                  683      1,650       553          1,057        7,520        206      646       80
================================================================================================================================

================================================================================================================================
Average annual interest rate         10.33        (f)      3.00           7.36            -          -        -        -
(%)
================================================================================================================================

(e)  There are payables in kind that amounted to 2
(f) 529 bear 50% over Banco Nacion Argentina notes payable discount rate and 170 bear 19.4%.

                             LIMITED REVIEW REPORT


To the Directors and Shareholders of
Telecom Argentina STET-France Telecom S.A.


1. We have performed a limited review of the accompanying consolidated balance sheet of Telecom Argentina STET-France Telecom S.A. ("Telecom") as of September 30, 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the nine-month period then ended, and the related notes 1 to 17 and 19 to 22 and exhibits A,B,C,D,E,F,G,H and I, presented as additional information. The financial statements mentioned in this paragraph and the consolidated financial statements of Telecom as of September 30, 2001 are the responsibility of the Board of Directors of Telecom.

2. We conducted our limited review in accordance with auditing standards in force in Argentina for such purpose, established in Technical Resolution No. 7 ("TR 7") of the Argentine Federation of Professional Councils of Economic Sciences and, therefore, does not include all of the procedures necessary for performing a full audit of said financial statements. A limited review of interim financial statements consists principally in applying analytical review procedures and making inquiries of executives and officers responsible for the Company's accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards in force, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. We have previously performed a limited review of the consolidated financial statements of Telecom and its subsidiaries as of September 30, 2001, as required by TR 7 in the case of financial statements for interim periods. Based on our work and the other auditors' report on the financial statements of the subsidiaries as of September 30, 2001, we issued our unqualified limited review report on the financial statements mentioned in this paragraph, dated November 6, 2001.

4. The financial statements of the subsidiaries Telecom Personal S.A. and Publicom S.A. ("the subsidiaries") as of September 30, 2002 have been reviewed by other external auditors, who issued their limited review reports on November 7, 2002, which included the comments stated in the fifth paragraph of this report. The total assets and net sales of those subsidiaries represent approximately 25% and 27% of the total consolidated assets of Telecom as of September 30, 2002 and the total consolidated sales of Telecom for the nine-month period ended September 30, 2002, respectively.

5. The auditor's report on the financial statements of Telecom Personal S.A. as of September 30, 2002 includes observations stating that: a) the financial statements of Telecom Personal S.A. as of September 30, 2002 have been prepared considering the continuity of the normal course of business, therefore, excluding the potential adjustments and/or reclassifications, if any, that might be required if the final outcome of the uncertainties described in the auditor's report become known; b) the recoverability of fixed assets and intangible assets and the use of tax credits rely on the effectiveness of the premises used for the preparation of the economic-financial projections, developed on the basis of the available information to date. Accordingly, the financial statements of Telecom Personal S.A. as of September 30, 2002 may not include all of the adjustments and/or reclassifications that might result from the conditions mentioned in the auditors report, and c) as of November 7, 2002, Telecom Personal S.A. has not complied with the payment of the loan principal and interest for US$ 208 million and $ 115 million and, if Telecom Personal S.A. does not reverse this situation, the creditors might require the acceleration of all of the maturity dates established and formally request the early repayment of the debt.

     The auditor's report on the financial statements of Publicom S.A. as of September 30, 2002 includes certain comments indicating that: i) the financial statements of Publicom S.A. as of September 30, 2002 have been prepared considering the continuity of the normal course of business, therefore, excluding the potential adjustments and/or reclassifications, if any, that might be required in the event of becoming aware of the final outcome of the uncertainties described in the auditor's report, ii) the recoverability of fixed assets and intangible assets and the use of tax credits rely on the effectiveness of the premises used for the preparation of the economic-financial projections, developed on the basis of the available information to date. Accordingly, the financial statements of Publicom S.A. as of September 30, 2002 may not include all of the adjustments and/or reclassifications that might result from the conditions mentioned in the auditors report, and iii) as of November 7, 2002, Publicom S.A. has not complied with the payment of loan principal for US$ 4 million and, if Publicom S.A. did not reverse this situation, the creditors might require the acceleration of all of the maturity dates established and formally request the early repayment of the debt, which has not occurred to date.

6. As explained in Note 3 to the accompanying consolidated financial statements, the National Government has introduced significant changes to the economic policy and it resolved to change the exchange regime established by the Convertibility Law in force since 1991. Also, the referred note describes other measures known to date, some of which are still in the process of being drafted and regulated. Also, the referred note describes the effects on the Company's situation and the accompanying financial statements, according to the assessments and estimates made by the Company's Management, based on the available information as of the date of preparation of those financial statements. The overall context and regulations in force are subject to future changes as a result of the evolution of events. The future actual results may significantly differ from the assessments and estimates made as of the date of preparation of the financial statements. Accordingly, the Company's financial statements must be read considering the circumstances depicted above.

7. As explained in the note mentioned in the preceding paragraph, the Public Emergency and Exchange Regime Reform Law voided the adjustment clauses in dollars or in other foreign currencies or other indexation methods included in the agreements entered into with the Public Administration, under public law rules, including, among others, public works and utilities. Thus, the Company's rates remained in pesos at the exchange rate of US$ 1 = $ 1, subject to the renegotiation under the regulations issued in this regard. At the same time, the exchange regime established on February 8, 2002 created a free exchange market, where the foreign currency operations are traded. Consequently, the Company's operating conditions were changed, adversely affecting its economic-financial equation, which is evidenced by the losses and reduction of the shareholders' equity of Telecom, recorded in the nine-month period ended September 30, 2002.

8. Additionally, on April 2, 2002, Telecom announced that, as a result of the current macroeconomic situation prevailing in Argentina, the peso devaluation and volatility, the pesification of the Company's rates and the schedule defined by the Argentine Government for the discussion related to the adjustment to regulated rates, the Company's Board of Directors has resolved to suspend the principal payments of the entire financial debt service and that of its Argentine subsidiaries and on June 24, 2002, the Company's Board of Directors has resolved to suspend the interest of such financial debt. As of the date of this report, Telecom and its subsidiaries did not comply with bank and financial debt payments in the amount of US$ 433 million; Euros 252 million, Yens 685 million and $ 175 million, and interest payments in the amount of US$ 22 million, Euros 41 million, Yens 32 million and $ 7 million, as mentioned in Note 14 to the accompanying consolidated financial statements. Additionally, as explained in Note 14 to the accompanying consolidated financial statements, certain creditors of Telecom required the acceleration of their loans. Therefore, Telecom's Board of Directors classified the bank and financial debt as current in the consolidated financial statements as of September 30, 2002. On the other hand, no economic penalties that might eventually derive from the suspension of the mentioned payments have been recorded. The result of this situation depends on the conclusion of the negotiation of the Company's debts.

9. The accompanying consolidated financial statements of Telecom as of September 30, 2002 have been prepared considering the continuity of the Company's normal course of business and that of its subsidiaries, using valuation and classification criteria of assets and liabilities applicable to a going concern and, therefore, do not contemplate the potential adjustments related to the recoverability and classification of assets and/or the adequacy and classification of liabilities that may be required if the uncertainties described above are not favorably solved.

10. Based on our review and the other auditors' reports on the financial statements mentioned in the fourth paragraph of this report, we inform that we are not aware of any material modifications that should be made to the consolidated financial statements of Telecom as of September 30, 2002 for them to be in conformity with generally accepted accounting principles in Argentina applicable to consolidated financial statements. This statement must be read considering the uncertainties mentioned in the paragraphs fifth to ninth of this report, which conclusion can not be determined as of the date of this report.

11. The information contained in Note 20 to the accompanying consolidated financial statements of Telecom is not required by generally accepted accounting principles in Argentina. Telecom's Management presents in the referred note the main differences between generally accepted accounting principles applied by Telecom in the preparation of its consolidated financial statements and generally accepted accounting principles in the United States of America.

12. The figures presented by the Company in Note 18 of the accompanying consolidated financial statements of Telecom are in addition to the information required by the generally accepted accounting principles in Argentina. Said note presents: a) certain figures used for the preparation of the constant currency information; b) the amounts, globally stated, corresponding to the internal Wholesale Price Index variation from January 1, 2002 to September 30, 2002 and; c) the total amounts in constant currency, which are in accordance with the financial statement mentioned in the first paragraph of this report.

Additional information:

a) The auditing standards and the generally accepted accounting principles prevailing in Argentina, mentioned in the preceding paragraphs, are those applicable in the City of Buenos Aires.

b) The stand-alone financial statements of Telecom as of September 30, 2002 are in accordance with the statutory accounting records and are transcribed in the "Inventory and Balance Sheet" book, which is kept formally as per legal regulations.

c) Based on the review performed and on the other auditors' reports on the financial statements mentioned in the fourth paragraph of this report, we inform that the financial statements of Telecom as of September 30, 2002 meet the provisions of the Companies Law and appropriate resolutions of the National Securities Commission.

d) As part of our limited review, we have read the additional information to the notes to the financial statements required by section 68 of the regulations of the Buenos Aires Stock Exchange and the Summary Information, prepared by Telecom's Management, on which, as regards our area of responsibility, we have no observations to make.

e) As of September 30, 2002, the accrued liability of Telecom for retirement and pension contributions owed to the National Social Security Administration according to the accounting records amounted to $ 5,497,697.83. This amount was not past due as of that date.



Buenos Aires
November 8, 2002



                                          HENRY MARTIN, LISDERO Y ASOCIADOS
                                       C.P.C.E.C.A.B.A. - R.A.P.U. Vol. I Fo. 7

                                            Aldo Oscar Carugati (Partner)
                                               Public Accountant (U.B.)
                                         C.P.C.E.C.A.B.A. Vol. 114 Fo. 178

-------------------------------------------------------------------------------
CORPORATE INFORMATION
-------------------------------------------------------------------------------

>> INDEPENDENT AUDITORS Henry Martin, Lisdero y Asociados (member of Ernst & Young International).

>>   STOCK MARKET INFORMATION (Source: Bloomberg)

     BCBA

     ----------------------------------------------------------------------------------------------
                                  Market quotation ($/share)
                           ------------------------------------------        Volume of shares
            Quarter                High                 Low                traded (in millions)
     ----------------------------------------------------------------------------------------------
     September'01                  3.16                 1.52                        44.2
     December'01                   1.95                 1.19                        39.7
     March'02                      2.10                 1.79                        30.5
     June'02                       1.40                 0.58                        28.4
     September'02                  0.80                 0.56                        36.5
     ----------------------------------------------------------------------------------------------

      NYSE

     ----------------------------------------------------------------------------------------------
                                  Market quotation (US$/ADR*)
                           ------------------------------------------         Volume of ADRs
            Quarter                High                 Low                traded (in millions)
     ----------------------------------------------------------------------------------------------
     September'01                 15.80                 7.60                        30.2
     December'01                   8.34                 5.79                        27.5
     March'02                      6.68                 2.64                        25.3
     June'02                       2.88                 0.60                        23.1
     September'02                  1.13                 0.66                         8.1
     ----------------------------------------------------------------------------------------------

    * Calculated at 1 ADR = 5 shares

>> INVESTOR RELATIONS for information about Telecom Argentina STET-France Telecom S.A., please contact:

     ------------------------------------------------------------
     In Argentina
     ------------------------------------------------------------
     Telecom Argentina STET France Telecom S.A.
     Investor Relations Departments
     Alicia Moreau de Justo 50, 10th Floor
     (1107) Ciudad Autonoma de Buenos Aires
     Tel.: 54-11-4968-4000
     Argentina
     ------------------------------------------------------------

     ---------------------------------------------------------------------------
     Outside Argentina
     ---------------------------------------------------------------------------
     Golin Harris International                   Morgan Guaranty Trust Co.
     The Chrysler Building                        ADR Department
     405 Lexington Ave., 16th floor               60 Wall Street
     New York, New York 10017                     New York, New York 10260-0060
     USA                                          USA
     Tel.: 1-212-697-9191                         Tel.: 1-212-648-9935
    ----------------------------------------------------------------------------

>>   INTERNET http://www.telecom.com.ar

>>   DEPOSIT AND TRANSFER AGENT FOR ADRs

     ------------------------------------------------------------
     Morgan Guaranty Trust Co.
     60 Wall Street
     New York, New York 10260-0060
     USA
     ------------------------------------------------------------